

HercRentals®

HERC HOLDINGS INC.

2024
Annual Report

NYSE: HRI



HercRentals®

We equip our customers and communities to build a brighter future.

Our Vision
We aspire to be the supplier, employer and investment of choice in our industry.

Our Values
We do what's right.

We're in this together.

We take responsibility.

We achieve results.

We prove ourselves every day.

Our Mission
To ensure that end users of our equipment and services achieve optimal performance safely, efficiently and effectively.

2024 Key Facts
- One of the leading North American equipment rental companies
- $3.6 billion in total revenues
- $7.0 billion in fleet (OEC)[1]
- 7,600 employees
- 451 locations in North America

1. Original equipment cost (OEC) based on American Rental Association guidelines. OEC as of December 31, 2024.

















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To Our Shareholders:

The strength of Team Herc is reflected in our performance. In 2024, their dedication delivered record financial results, advanced our growth strategies and improved our customers' experiences—setting a high bar for the years to come.



An Industry Leader Well-Positioned for Growth

In the latest annual reporting period, we increased total revenue 9% to a record $3.6 billion. Revenue from equipment rentals was up 11% over 2023, significantly outpacing overall industry growth.

As a well-positioned industry leader, we overcame weakness in the local commercial-construction market last year by capturing opportunities in more robust growth areas across our broad network, varied customer verticals and extensive product portfolios—underscoring the value of the diversified, resilient business model we have built.

Larry Silber
President and Chief
Executive Officer

We capitalized on industry tailwinds, including large construction projects, federal infrastructure investments and the secular shift from equipment ownership to rental. At the same time, we deepened customer relationships through industrial and commercial maintenance contracts and by cross-selling our broad product line for greater wallet share. We also continued to expand our branch network, strengthening our position in high-growth verticals and geographies.

With a focus on building density for scale in the top 100 U.S. metropolitan markets, we increased our branch network by 14% in 2024 through nine acquisitions—including our largest transaction to-date—and 23 more greenfield facilities. Today, with more than 450 locations across North America, 7,600 employees and approximately $7 billion in fleet, we are a leader in the $84 billion equipment rental industry, with a proven track record and significant growth opportunities ahead.

Equipment Rental Revenue
$ In Millions



20	21	22	23	24
$1,544	$1,910	$2,552	$2,870	$3,189

Branch Network Locations[2]



20	21	22	23	24
277	312	356	397	451

Fleet at OEC[3]
$ In Millions



20	21	22	23	24
$3,589	$4,381	$5,637	$6,328	$7,044

2. The company is increasing its branch network scale through greenfield locations and strategic acquisitions in the top Metropolitan Statistical Areas.
3. Original equipment cost (OEC) based on American Rental Association guidelines.

Extending our Competitive Advantages

2024 marked the continuation of Herc Rentals' strong earnings performance since becoming an independent company in 2016. Over that time, we expanded earnings at a compounded annual growth rate of approximately 15% and improved margin by nearly 1,000 basis points. During the same period, we delivered a total shareholder return of 544% as we transformed our business and leveraged our competitive advantages.

The right people with the right project solutions, utilizing the latest technologies to deliver reliable, best-in-class service to support our customers' success—those are Herc Rentals' competitive advantages in the marketplace.

Each year, we challenge ourselves to raise the bar on execution, and that mantra guides Team Herc's collective efforts to continuously improve for our customers and each other. In fact, striving for excellence and seeking ways to improve have long been embedded in our company culture. Every team member aims to contribute energy and ideas that enhance the ways we work to deliver the best customer and employee experience.



A highlight of 2024 was the official launch of our E3 Business Operating System (E3OS). The mission of E3OS is to make our operations easy, expert and efficient.

Operating in this manner allows us to build capabilities to serve our customers with excellence in a way that is scalable and sustainable across our business. It ensures we are aligning resources, reducing complexity, removing costs and delighting customers.



Focusing on Strategic Objectives

For 2025, our strategic priorities remain the same: deliver the best customer experience while enhancing our fleet mix, innovating through data and telematics, and leading through continuous improvement. Underpinning these initiatives has been our disciplined capital allocation strategy, including investments to expand our network scale through greenfield locations and acquisitions.

Since becoming an independent public company we have significantly scaled our business, and our acquisition process is now a core competency. Over the last four years, we have invested approximately $2 billion in more than 50 acquisitions that have allowed us to meet customer demand, grow local account revenue, cross-sell specialty solutions and further capitalize on high-value project opportunities. Execution on our five-pronged strategy has created substantial growth and value for our stakeholders while bolstering the company's resilience.

Strategies to Accelerate ROIC and Increase Shareholder Returns:

1. Grow the Core

2. Expand Specialty

3. Elevate Technology

4. Allocate Capital

5. Execute at Highest Level

Last year, we further enhanced efficiency by managing our costs and assets with discipline and harnessing nearly a decade of investments in customized business intelligence tools, digital systems and proprietary technologies for dynamic pricing, logistics, procurement, transportation and maintenance. Today, our team continues advancing innovative technologies and developing solutions that align with evolving customer preferences.

Adjusted EBITDA[4]

$ In Millions



20	21	22	23	24
$689	$895	$1,227	$1,452	$1,583

Through operating leverage from growth and high-performance efficiencies, in 2024 we generated a record $1.6 billion of adjusted EBITDA, a 9% increase, which drove improved adjusted EBITDA margin year over year. This increased profitability along with strategic capital allocation resulted in free cash flow of approximately $315 million last year.

4. Adjusted EBITDA is a non-GAAP financial measure. See page 88 of the Company's Form 10-K included herein for a reconciliation to the comparable GAAP financial measure.





TH-1056

Think **Safety!**

Scaling for Sustainable Growth with the Equipment Rental Industry's Largest Acquisition

With our playbook for sustainable growth in hand, and with our customers and other stakeholders in mind, we took another significant step toward further strengthening Herc Rentals for the future. In February 2025, we announced an agreement to acquire H&E Equipment Services. This acquisition will accelerate our strategy in meaningful ways.

With H&E, we will gain a high-quality rental business with a talented team that has invested strategically in its fleet and branch network consistently over the last several years. They have an attractive, complementary footprint that spans many high-growth regions, including the Gulf Coast, Southeast, Mid-Atlantic, Midwest, Southwest and the West. Together, we will operate more than 600 branches with increased density in key markets with economies of scale, geographic and customer diversification, and a substantially larger, younger equipment portfolio.

This acquisition will allow us to leverage the benefits of Herc Rentals' general-rental product breadth, services offering, expertise in selling specialty rental solutions, and advanced technologies, and apply them across H&E's network.

Together, we will have an even more powerful value-creation platform that positions us to expand our customer reach, deliver enhanced free cash flow that comes with a scaled company, and generate strong growth and resilient returns long term.

H&E is a company we know well. We have great respect for their team and look forward to building on our combined 120 years of industry experience and shared priorities of excellence in customer service and safety to create benefits for our shareholders, employees and customers.

2025 Another Year of Important Progress

This is an exciting time at Herc Rentals. The proposed acquisition of H&E comes at the same time Team Herc celebrates its 60th anniversary. Our journey has been defined by innovation, collaboration and a commitment to excellence as we've evolved to meet the ever-changing demands of the industry. We're proud of the impact we've made for our customers and are excited about the opportunities that lie ahead for continuing this legacy of service and success in the years to come.



Once the acquisition is complete, integrating H&E will be strategically transformational for Herc Rentals. I am proud to be on this journey with an incredible team of colleagues and partners. And I am excited about what's next.

Sincerely,

Larry Silber
President and Chief Executive Officer
Herc Holdings Inc.

March 28, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-33139

HERC HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-3530539**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

27500 Riverview Center Blvd.
Bonita Springs, Florida 34134
(239) 301-1000
(Address, including Zip Code, and telephone number,
including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	HRI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Smaller reporting company	☐
Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price of the stock on the New York Stock Exchange on such date, was $3.35 billion.

As of February 7, 2025, there were 28,455,466 shares of the registrant's common stock outstanding.

Documents incorporated by reference:

Certain portions, as expressly described in this report, of the Registrant's Proxy Statement for its 2025 annual meeting of stockholders, to be filed within 120 days of December 31, 2024 (the "Proxy Statement"), are incorporated by reference into Part III.

HERC HOLDINGS INC. AND SUBSIDIARIES

INDEX

HERC HOLDINGS INC. AND SUBSIDIARIES

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for the year ended December 31, 2024 (this "Report") includes "forward-looking statements," within the meaning of Section 21E of the Securities Exchange Act, as amended, and the Private Securities Litigation Reform Act of 1995. Forward looking statements are generally identified by the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "forecasts," "looks," and future or conditional verbs, such as "will," "should," "could" or "may," as well as variations of such words or similar expressions. All forward-looking statements are based upon our current expectations and various assumptions and apply only as of the date of this Report. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will be achieved. You should not place undue reliance on the forward-looking statements.

Factors that could cause actual results to differ materially from those projected include, but are not limited to, the following:

- *the cyclical nature of our industry and our dependence on the levels of capital investment and maintenance expenditures by our customers;*
- *the competitiveness of our industry, including the potential downward pricing pressures or the inability to increase prices;*
- *our dependence on relationships with key suppliers;*
- *our heavy reliance on communication networks, centralized information technology systems and third party technology and services and our ability to maintain, upgrade or replace our information technology systems;*
- *our ability to respond adequately to changes in technology and customer demands;*
- *our ability to attract and retain key management, sales and trades talent;*
- *our rental fleet is subject to residual value risk upon disposition;*
- *the impact of climate change and the legal and regulatory responses to such change;*
- *our ability to execute our strategy to grow through strategic transactions; and*
- *our significant indebtedness.*

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from those suggested by our forward-looking statements, including those set forth in Part I, Item 1A "Risk Factors" in this Report and in our other filings with the Securities and Exchange Commission. All forward-looking statements are expressly qualified in their entirety by such cautionary statements. We undertake no obligation to update or revise forward-looking statements that have been made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

THIS PAGE WAS INTENTIONALLY LEFT BLANK

ITEM l. BUSINESS

Our Company

Herc Holdings Inc. ("we," "us," "our," "Herc Holdings," or the "Company") is one of the leading equipment rental suppliers with 451 locations in North America. We conduct substantially all of our operations through subsidiaries, including Herc Rentals Inc. ("Herc"). With over 59 years of experience, we are a full-line equipment rental supplier offering a broad portfolio of equipment for rent. In addition to our principal business of equipment rental, we sell used equipment and contractor supplies such as construction consumables, tools, small equipment and safety supplies; provide repair, maintenance, equipment management services and safety training to certain of our customers; offer equipment re-rental services and provide on-site support to our customers; and provide ancillary services such as equipment transport, rental protection, cleaning, refueling and labor.

Our classic fleet includes aerial, earthmoving, material handling, trucks and trailers, air compressors, compaction and lighting. Our equipment rental business is supported by ProSolutions®, our industry-specific solutions-based services, which includes power generation, climate control, remediation and restoration, pump, trench shoring, studio and production equipment, and our ProContractor professional grade tools.

Our Industry

The equipment rental industry serves a diverse group of customers from individuals and small local contractors to large national accounts providing a wide variety of rental equipment including mid-size and heavy equipment, specialty equipment and contractor tools. The equipment rental industry is highly fragmented with few national competitors and many regional and local operators.

The growth and financial health of the North American equipment rental industry is driven by a number of factors including economic trends, non-residential construction activity, capital investment in the industrial sector, repair, maintenance and overhaul spending, government spending and demand for construction and other rental equipment generally, including for remediation and re-building efforts related to natural disasters. We believe that companies have increasingly turned to the equipment rental market to manage their capital needs, which allows our customers to operate their businesses without incurring the significant acquisition cost and maintenance expense associated with owning their own equipment fleet. We believe the trend from equipment ownership to rental in the North American construction industry will continue in the near term.

Our Competitive Strengths

Our competitive strengths include the following:

A Market Leader in North America with Significant Scale and Broad Footprint—We believe we are one of the largest equipment rental companies in the North American equipment rental industry, with an estimated 4% market share by revenue and 451 locations in 44 states in the United States and five provinces in Canada. Our scale compared to most of our competitors provides us with a number of significant competitive advantages including:

- the ability to provide premium brands and a comprehensive line of equipment and services, allowing us to be a single-source solution for our customers;
- the ability to track utilization and facilitate the seamless transfer of our fleet across multiple locations to adjust to local customer demand;
- a geographic footprint that allows us to maintain proximity and local expertise to serve our customers in local markets as well as serve national accounts with geographically dispersed equipment rental needs;
- favorable purchasing power or volume discount pricing opportunities on material and equipment;
- operational cost efficiencies across our organization, including with respect to purchasing, information technology, back-office support and marketing;
- a national sales force with significant expertise across our equipment fleet; and
- industry-specific expertise to assist our customers with customized solutions.

ITEM l. BUSINESS (Continued)

Since the North American equipment rental industry is highly fragmented, with very few national competitors, we believe that the majority of our competitors do not enjoy these same advantages.

Diverse Customer Markets—We provide equipment rental services to customers in a wide variety of large markets, including contractors in commercial and residential construction, specialty and remediation and environmental sectors; industrial, including energy, chemical processing and manufacturing; infrastructure, such as highway and bridges, railroads and sewer and waste disposal; and other industries such as facilities management and entertainment production and services. We believe that diversification of our customer base reduces our exposure to any particular market.

Large, Diverse and High-Quality Equipment Fleet—Our equipment fleet represents a significant investment and reflects our commitment to providing an array of rental equipment to our customers in a variety of industries. We offer a wide range of equipment from leading, globally-known original equipment manufacturers who we believe provide reliable equipment. We also offer a wide range of professional grade tools that target professional contractors. Our extensive and high-quality rental fleet enables us to serve a diverse customer base that requires large quantities and/or varied types of equipment for rent. Our increasing portfolio of specialty equipment further expands our capabilities and customer reach.

In recent years, we have diversified our portfolio into a variety of niche markets that experience business cycles that may vary in intensity and duration from that of the general economy. We believe this diversification also positions us to take advantage of any increase in demand for more specialized rental solutions.

Established National Accounts Program—Our national account program provides us with longer rental durations for much of our equipment, with many of our larger customers renting equipment from us for use in large, complex projects. These arrangements provide a number of additional benefits, including recurring revenue, attractive credit profiles, improved fleet utilization and enhanced presence in new markets. National accounts represented 45% of equipment rental revenue for the year ended December 31, 2024. Through our national customer relationship program, our sales teams serve as a single point of contact for those customers' equipment rental needs. This enables us to be a full end-to-end solutions provider.

Superior Customer Service—We have a well-established reputation for superior customer service, which has been a competitive differentiator for us throughout our history. Senior management remains focused on enhancing our customer service focused culture. We provide a suite of comprehensive services to support our customers and to maintain and service the equipment we rent. We spend significant time and resources training our personnel to effectively address the needs of our customers. We believe that these initiatives help support our pricing strategy and foster customer loyalty.

Range of Value-Added Services—We offer a suite of customer-focused services. These services include equipment transport, fleet management and telematics, power solutions, on-site services and customized advice, re-rental options, and parts and supplies sales. This combination of services is designed to offer comprehensive value-added solutions to our customers that complement and enhance the rental equipment we offer.

Experienced Senior Leadership Team—We have an experienced senior leadership team committed to maintaining operational excellence with an average of approximately 24 years of experience in the equipment rental and heavy equipment industries. Our senior leadership team has extensive knowledge of all aspects of these industries, particularly in North America. Our team is dedicated to providing our customers a quality rental experience and is committed to further improving our performance capabilities.

Our Strategy

Our long-term strategy is focused on the following priorities: grow the core and expand specialty; elevate technology; integrate sustainability and allocate capital.

Grow the Core and Expand Specialty—We are focusing on growing our core equipment, which includes aerial, earth moving, material handling, trucks and trailers, air compressors, compaction and lighting, by investing in more equipment on existing locations to leverage our network. We are expanding our footprint in North America, with a focus on increasing the number of branches in major urban markets through opening new greenfields and targeting strategic acquisitions. Focusing on urban markets allows us to reach diverse end markets and provides a broad customer base. Growing our diverse core equipment rental fleet provides a range of solutions for a variety of customers in these dynamic markets.

ITEM l. BUSINESS (Continued)

We also seek to achieve ongoing growth via our strategy to expand and diversify our revenues through a broader mix of equipment that increases the range of customers and markets we serve. We are growing our ProSolutions® business which offers specialized equipment and services, including technical expertise and customized solutions, for customers and projects, as well as our ProContractor business, which focuses on professional grade tools and equipment that meet their needs. We will continue to offer a comprehensive equipment rental fleet to maintain our market leadership.

Our footprint expansion includes locations dedicated to our ProSolutions® and ProContractor business to better support our growing specialty equipment and services operations. We will continue to pursue initiatives that allow us to drive more volume through existing branches and we will also take advantage of cross-selling opportunities to increase our share of our customers' total rental spend.

Elevate Technology—We are elevating the use of technology across the rental consumption chain by making significant investments in our digital platforms and are leveraging the knowledge that we have in serving customers for nearly sixty years to ensure that those investments create value throughout the rental experience. We are committed to delivering technology that enables us to drive improvements in customers' efficiency and productivity. Our redesigned customer platform is based on data-driven business intelligence. We offer a self-service model in which our customers have a real-time view into equipment availability through both a mobile and desktop view. Customers are presented with spot market pricing models and logistics options and can create their own equipment orders based on the information provided. Our customers are able to manage their equipment, rental contracts, and accounts through our technology platform and are also able to use self-service tools to act upon rental decisions such as extending a contract, adding equipment, or indicating that a job is complete.

Integrate Sustainability—The equipment rental industry highlights the benefits of a sharing economy by minimizing manufacturing and materials purchasing, and the subsequent reduction of related emissions and pollutants that have been associated with negative impacts to our environment. In addition, by maintaining premium rental equipment and updating it annually, with investments in state-of-the-art fuel- and energy-efficient equipment, we assist our customers in achieving their environmental goals and to operate more cost efficiently than if they were to purchase equipment they don't fully utilize.

We have established three sustainability goals that we aim to achieve by 2030 compared to our 2019 baseline: (i) reduce our Scope 1 and 2 greenhouse gas emission intensity by 25%; (ii) reduce our non-toxic waste intensity to landfill by 25%, and (iii) reduce Total Reportable Incident Rate ("TRIR") of 0.49 or lower. In 2024, we announced exceeding our greenhouse gas ("GHG") intensity target and nearly meeting our non-toxic waste intensity target. We continue to strongly focus on safety to further our TRIR goal and are evaluating setting new environmental goals to motivate ongoing progress.

Allocate Capital—We are committed to delivering long-term sustainable value for shareholders with a balanced, disciplined, and opportunistic approach to capital deployment. Over the past five years, we have laid the foundation for growth and as we continue to invest in the business we will generate surplus capital that we intend to allocate through further investment in rental equipment, strategic acquisitions, distributions to shareholders with a quarterly dividend and opportunistic repurchases under our existing share repurchase program.

Our Products and Services

Our principal products and services are described below.

Equipment Rental—We offer for rent, on a daily, weekly or monthly basis, equipment from a variety of leading, globally known original equipment manufacturers, with which we maintain strong relationships. The equipment is typically new at the time of acquisition and is not subject to any repurchase program. As of December 31, 2024, the average age of our equipment rental fleet was 46 months.

ITEM l. BUSINESS (Continued)

As of December 31, 2024, our rental fleet consisted of equipment with a total original equipment cost, based on the guidelines of the American Rental Association, of $7.0 billion. The following table provides a breakdown of the composition of our equipment rental fleet based on original equipment cost:

	% of Original Equipment Cost	
	December 31,	
Equipment Type	**2024**	**2023**
Aerial	24 %	24 %
Specialty	23 %	24 %
Material Handling	20 %	18 %
Earthmoving	11 %	12 %
Other	22 %	22 %

Sales of Used Rental Equipment—We routinely sell our used rental equipment to manage repair and maintenance costs, as well as the composition, age and size of our fleet. We dispose of our used equipment through a variety of channels, including retail sales to customers and other third parties, sales to wholesalers, brokered sales and auctions.

Sales of New Equipment, Parts and Supplies—We also sell new equipment. The types of new equipment that we sell vary by location and include a variety of ProContractor tools and supplies, small equipment (such as work lighting, generators, pumps, and compaction equipment and power trowels), safety supplies and expendables.

Our Customers

We have a wide range of customers across diverse end markets with a large base of local small to mid-size customers to large complex national organizations leveraging our core and specialty solutions or equipment. The principal end user markets we serve, based on our customers' North American Industrial Classification System ("NAICS") codes, are as follows:

- *Contractors* - We serve various types of general contractors and subcontractors in non-residential and residential construction, specialty trade, restoration, remediation and environmental and facility maintenance. Contractor business represented approximately 36% of our equipment rental revenue for the year ended December 31, 2024.

- *Industrial* - We serve industrial customers across a broad range of industries, including refineries and petrochemical operations, industrial manufacturing including automotive and aerospace, power, energy, renewables, metals and mining, agriculture, pulp, paper and wood and food and beverage. We believe that key drivers of growth within the industrial market include increased levels of spending on industrial capital and maintenance, repairs and operations. Industrial customers represented approximately 26% of our equipment rental revenue for the year ended December 31, 2024.

- *Infrastructure and Government* - We serve our infrastructure customers across a wide range of projects such as streets, roads and highways, bridges, sewer and waste disposal, water treatment, railroads and other transportation and utilities, as well as all governmental spending. Infrastructure and government represented approximately 17% of our equipment rental revenue for the year ended December 31, 2024.

- *Commercial Facilities* - We serve commercial facility customers within an array of industries, including commercial warehousing, education, healthcare, data centers, hospitality and retail. Commercial facilities customers represented approximately 14% of equipment rental revenue for the year ended December 31, 2024.

- *Other Customers* - In addition, we serve a variety of other customers through sporting and live events, entertainment production, special event management and non-account customers. These customers collectively represented approximately 7% of our equipment rental revenue for the year ended December 31, 2024.

We operate in mid-size and large urban markets serving a wide range of industries, which enables us to reduce exposure to any single customer or market, with no single customer making up more than 3% of our equipment rental revenue for the years ended December 31, 2024, 2023 or 2022. Our footprint and broad customer base also assist in reducing the seasonality of our revenues and the impact from any one market's cycle.

ITEM l. BUSINESS (Continued)

Sales and Marketing

We market and sell our services through a variety of complementary programs. Through a dedicated sales team, we provide our customers with support services, market and application expertise, and sales offerings. For example, we have sales teams committed to servicing various categories of our customer base, including clients in the construction, industrial, government and entertainment industries. Our product experts oversee general rentals and specialty products, providing application support and program management services to our clients. Through our national accounts program, our dedicated sales team provides our large customers with support across a number of diverse geographic, functional and equipment sectors. We also provide client support via our sales coordinators, reservation centers and customer care centers to help customers with their comprehensive needs.

We advertise our broad range of offerings through industry catalogs, participation and sponsorship of industry events, trade shows, and via the Internet. Additionally, through our website and mobile apps, our customers can arrange for the rental of equipment, browse and purchase used equipment, review our service offerings and manage their fleet and overall account with us.

Competition

Competition in the equipment rental industry is intense, often taking the form of price competition. Other competitive factors include customer loyalty, changes in market penetration, the introduction of new equipment, services and technology by competitors, changes in marketing, product diversity and quality and the ability to supply equipment and services to customers in a timely, predictable manner.

Our competitors in the equipment rental industry range from other large national companies (United Rentals, Inc., Ashtead Group plc's Sunbelt Rentals brand and H&E Equipment Services, Inc.) to regional and local businesses and include equipment vendors and dealers who both sell and rent equipment directly to customers. The equipment rental industry is highly fragmented, with many companies operating on a regional or local scale and offering a limited number of products. The number of our competitors operating on a national scale is comparatively much smaller, although they often have significant breadth in their rental equipment categories and are continuing to expand their locations and offerings. United Rentals, Inc. recently announced it had entered into an agreement to acquire H&E Equipment Services, Inc., which will further enhance their ability to compete in the equipment rental industry. However, based on market and industry data, we believe that we are one of the leading participants in the North American equipment rental industry, with the remainder comprised of a small number of multi-location regional operators and a large number of relatively small, independent businesses serving discrete local markets and specialty rental segments. We also compete with global companies in certain specialty categories. Aggreko is a global competitor in the power generation rental markets in which we also participate.

Seasonality

Our business is seasonal, with demand for our rental equipment tending to be lower in the winter months, particularly in the northern United States and Canada. Our equipment rental business, especially in the construction industry, has historically experienced decreased levels of business from December until late spring and heightened activity during our third and fourth quarters until December. We have the ability to manage certain costs to meet market demand, such as fleet capacity, the most significant portion of our cost structure. For instance, to accommodate increased demand, we increase our available fleet and staff during the second and third quarters of the year. A number of our other major operating costs vary directly with revenues or transaction volumes; however, certain operating expenses, including rent, insurance and administrative overhead, remain fixed and cannot be adjusted for seasonal demand, typically resulting in higher profitability in periods when our revenues are higher, and lower profitability in periods when our revenues are lower. To reduce the impact of seasonality, we are focused on expanding our customer base through specialty products that serve different industries with less seasonality and different business cycles. See Part I, Item 1A "Risk Factors—Risks Related to Our Business."

Intellectual Property

We own intellectual property, including trademarks, copyrights, patents and trade secrets, that plays an important role in maintaining our competitive position. While no single copyright, patent or trade secret is, in our opinion, of such value to us that our business would be materially affected by the expiration or termination thereof, taken in the aggregate, these intellectual property rights provide meaningful protection for our business. However, we view the name and primary mark "Herc Rentals" and "Herc" as material to our business as a whole. We own a number of secondary trade names and trademarks applicable to certain aspects of our business that we also view as important.

ITEM l. BUSINESS (Continued)

Human Capital Management

As of December 31, 2024, we employed approximately 7,600 people, some of whom are covered by a variety of union contracts and, in the case of Canadian employees, have governmental regulations affecting, among other things, compensation, job retention rights and pensions. Approximately 620 employees in the United States and 90 employees in Canada are covered by collective bargaining arrangements and we believe that our relations with the labor unions are good. We also employ a number of temporary workers, and engage outside services, as is customary in the industry, principally for the movement of rental equipment between rental locations and the movement of rental equipment to and from customers' job sites.

Oversight and Management—Our vision is to be the supplier, employer and investment of choice in our industry. To fulfill this vision, we are investing significant time, effort and resources into recruiting top talent, developing our employees and providing a positive, inclusive and supportive environment. Our Chief Human Resources Officer ("CHRO") is responsible for managing employment-related matters, including recruiting and hiring, onboarding and training, compensation planning, performance management and professional development. In addition, the Chief Executive Officer ("CEO") and CHRO regularly update our Board of Directors and its committees on the operation and status of human capital trends and activities.

Under the direction of the CEO and CHRO, we conduct an anonymous employee survey on an annual basis to seek feedback from our employees on a variety of topics, including confidence in company leadership, competitiveness of our compensation and benefits package, career growth opportunities and improvements on how we could make our Company an employer of choice. The results are reviewed by senior leadership and the Board of Directors who analyze areas of progress or deterioration and prioritize actions and activities in response to this feedback to drive improvements in employee engagement.

Safety—We require an active commitment to, and personal accountability for, safety and safety compliance from all employees and contractors. Operations leaders have a key role in the communication and implementation of, and ensuring adherence to, safety and compliance policies and standards. Our safety culture is predicated on training, communications, empowerment, measurement and recognition.

Training includes more than 700 online, on-demand courses available to all team members, weekly branch "Toolbox Safety Meetings" centered on our safety guides and a lessons learned library of incidents and preventative recommendations.

Safety communications include an annual commitment to safety and ongoing safety reminders from the CEO, Health and Safety Boards at every branch that serve as a dedicated resource for safety-related information, and morning stretch, which includes a forum for leaders to communicate pertinent safety-related information to employees. We strive for the "Perfect Day" which is defined as a working day across our Company with (i) no Occupational Safety and Health Administration (OSHA) recordable incidents, (ii) no Department of Transportation violations and (iii) no "at fault" motor vehicle accidents. Each of our branches achieved at least 98% Perfect Days in 2024.

All employees are empowered to intervene with Stop Work Authority when they perceive an unacceptable safety condition, act or situation where an individual's lack of understanding could result in an incident. This authority is supported through Safety Communications that emphasize safe practices and a daily observation/hazard program that directs employees to assess their work environment and tasks for potential hazards.

We track and share standard safety performance metrics throughout the organization, such as the OSHA Total Recordable Incident Rate ("TRIR"), Days Away/Restricted Transfer Rate ("DART") and Lost Time Case Rate ("LTC"). During the year ended December 31, 2024, we had a TRIR of 0.87, a DART of 0.20 and LTC of 0.32. Safety performance is communicated to the organization weekly by distribution of the Safety Monday Report and we report our safety performance to the Board of Directors at each regularly scheduled meeting.

Compensation and Employee Benefits—Our compensation programs provide a package designed to attract, retain and motivate employees and further our vision of being the employer of choice in our industry. In addition to competitive base salaries, we provide a variety of short-term, long-term and commission-based incentive compensation programs to reward performance relative to key financial and non-financial metrics.

ITEM l. BUSINESS (Continued)

The health and well-being of our employees and their families is a top priority for us and we offer an array of health and financial benefits to our full-time employees including:

- Comprehensive health insurance including semi-annual biometric screening events;

- An employee assistance program which offers confidential resources and assistance for everyday issues, such as work pressure and relationship issues, and highly impactful issues, such as loss, disability, anxiety or depression;

- A life planning account which provides employees with limited reimbursement for items such as wellness activities, student loans and education and financial planning;

- Company paid life and disability insurance;

- Tuition reimbursement programs; and

- Voluntary benefits and optional services that support total well-being, including physical, mental and financial wellness.

As part of our culture and commitment to local communities we serve, a volunteer paid time off benefit was added to the benefits platform in 2023. This paid time off benefit offers our employees the opportunity to enrich their well-being while giving back and providing support to their local communities.

Training and Talent Development—We are committed to the continued development of our employees and offer learning and development opportunities spanning instructor-led and online, on-demand courses that support improved performance and effectiveness as well as personal and professional growth. These opportunities apply to all employees across all stages of career progression and job responsibilities. More than a dozen instructor-led courses enhance employees' sales, managerial leadership and role-specific skills, such as our shop and counter operations training, sales training, branch manager courses, hands on equipment training for mechanics and a professional development series designed to improve the skills necessary to navigate and succeed in the workplace. In 2024, our employees enhanced their skills through approximately 398,000 hours of training focused in the areas of safety, customer service, sales fundamentals, process and tool training, management basics and soft skills, leveraging over 24,000 unique training assets and programs.

Strategic talent review and succession planning occur on a planned cadence annually. The CEO and CHRO meet regularly with senior leadership and the Board of Directors to review succession plans. We seek to provide opportunities for our employees to grow their careers by increasing our focus on internal talent mobility, which resulted in filling many open management positions internally during the year ended December 31, 2024.

Talent Acquisition—We strive to build a team that reflects the variety of people, cultures and communities we interact with to create an inclusive, productive environment. We believe that varied perspectives best leverage employee talents, leading to creative thinking, open communication and greater customer and team engagement. Members of our recruiting team are provided the knowledge and tools to create an effective plan for recruiting a diverse and inclusive workforce. As of December 31, 2024, women represented approximately 12% of our workforce and 17% of our managerial roles. As of December 31, 2024, people of color represented approximately 34% of our workforce and 19% of our managerial roles. Additionally, 57% of our non-employee members of the Board of Directors are women or people of color.

Our efforts to build an inclusive team led to the creation of two employee resource groups, Women in Action and the Veterans Resource Group. Women in Action seeks to empower, support and develop women by facilitating the exchange of knowledge and experiences through learning opportunities as well as with internal and external networking events. Similarly, the Veterans Resource Groups offers veterans a community of support, networking, collaboration, learning and sharing. As of December 31, 2024, approximately 9% of our employees have self-reported as veterans.

Environmental, Health, and Safety Matters and Governmental Regulation

Environmental, Health, and Safety—Our operations are subject to numerous national, state, local and international laws and regulations governing environmental protection and occupational health and safety matters. These laws govern such issues as wastewater, storm water, solid and hazardous wastes and materials, air quality and matters of workplace safety. Under these laws and regulations, we may be liable for, among other things, the cost of investigating and remediating contamination at our sites as well as sites to which we send hazardous wastes for disposal or treatment regardless of fault, as well as fines and penalties for non-compliance. Our operations generally do not raise significant environmental, health, or safety risks, but we use hazardous materials to clean and maintain equipment, dispose of solid and hazardous waste and wastewater from equipment washing, and store and dispense petroleum products from storage tanks at certain of our locations.

ITEM l. BUSINESS (Continued)

There is an increasing global regulatory focus on GHG emissions and their potential impacts relating to climate change. Future laws, regulations or policies in response to concerns over GHG emissions such as carbon taxes, mandatory reporting and disclosure obligations and changes in procurement policies could significantly increase our operational and compliance burdens and costs. We monitor developments in climate-change related regulation for their potential effect on us and also have a sustainability program that seeks to mitigate our impact on the environment, including initiatives and targets to reduce our Scope 1 and 2 GHG emissions intensity. Based on the conditions currently known to us, we do not believe that any pending or likely remediation and compliance costs will have a material adverse effect on our business. We cannot be certain, however, as to the potential financial impact on our business if new adverse conditions are discovered, or compliance requirements become more stringent. See Item 1A "Risk Factors—Other Operational Risks."

Governmental Regulation—Our operations also expose us to a number of other national, state, local and international laws and regulations, in addition to legal, regulatory and contractual requirements we face as a government contractor. These laws and regulations address multiple aspects of our operations, such as taxes, consumer rights, privacy, data security and employment matters, and also may impact other areas of our business. There are often different requirements in different jurisdictions. Changes in government regulation of our business has the potential to materially alter our business practices or our profitability. Depending on the jurisdiction, those changes may come about through the issuance of new laws and regulations or changes in the interpretation of existing laws and regulations by a court, regulatory body or governmental official. Sometimes those changes may have both a retroactive and prospective effect. This is particularly true when a change is made through reinterpretation of laws or regulations that have been in effect for some time. Moreover, changes in regulation that may seem neutral on their face may have either more or less impact on us than on our competitors, depending on the circumstances. See Item 1A "Risk Factors—Other Operational Risks."

Corporate History

On June 30, 2016, we, in our previous form as the holding company of both the existing equipment rental operations as well as the former vehicle rental operations (in its form prior to the Spin-Off, "Hertz Holdings"), completed a spin-off (the "Spin-Off") of our global vehicle rental business through a dividend to stockholders of all of the issued and outstanding common stock of Hertz Rental Car Holding Company, Inc., which was re-named Hertz Global Holdings, Inc. ("New Hertz"). New Hertz continues to operate its global vehicle rental business through its operating subsidiaries including The Hertz Corporation ("THC"). We changed our name to Herc Holdings Inc. on June 30, 2016, and trade on the New York Stock Exchange under the symbol "HRI."

Herc was incorporated in Delaware in 1965. Since its incorporation and until the Spin-Off, Herc was a wholly-owned subsidiary of Hertz Holdings or one of its subsidiaries operating its equipment rental business. Since the Spin-Off, Herc has been a wholly-owned subsidiary of Herc Holdings. Herc Holdings was incorporated in Delaware in 2005 under a previous name.

Available Company Information

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission ("SEC"). You may also access, free of charge, our reports filed with the SEC (for example, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) through our Internet website (http://ir.hercrentals.com). Reports filed with or furnished to the SEC will be available through our Internet website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our committee charters, Corporate Governance Guidelines and Code of Ethics are also available on our website. The information found on our website is not part of this or any other report filed with or furnished to the SEC. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC, including Herc Holdings.

ITEM 1A. RISK FACTORS

Investing in or maintaining your investment in Herc Holdings common stock involves risk. You should carefully consider each of the risks and uncertainties set forth below as well as the other information contained in this Report before deciding to invest in our securities. We have grouped our Risk Factors under captions that we believe describe various categories of potential risk. For the reader's convenience, we have not duplicated risk factors that could be considered to be included in more than one category. Any of the following risks and uncertainties could materially and adversely affect our business, financial condition, results of operations, liquidity and/or cash flows and the impact could be compounded if multiple risks were to occur. However, the following risks and uncertainties are not the only risks and uncertainties facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may materially and adversely affect our business, financial condition, results of operations, liquidity and/or cash flows. In the event that any of these risks have such a material adverse effect, the value of our securities could decline and you could lose all or part of your investment.

Risks Related to Our Business

Our business is cyclical and depends on the levels of capital investment and maintenance expenditures by our customers. A slowdown in economic conditions or adverse changes in the level of economic activity or other economic factors specific to our customers or their industries, in particular contractors and industrial customers, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our rental equipment is used by our customers in a wide variety of industries, including contractors in residential and commercial construction and restoration, remediation and environment; general industrial, including refineries and petrochemical operations, manufacturing, power, metals and mining and agriculture; infrastructure; and other customers, including commercial and retail services, facility maintenance, recreation and entertainment production. Many of these industries are cyclical in nature. The demand for our rental equipment is directly affected by the level of economic activity in these industries, which means that when these industries experience a decline in activity, there is likely a corresponding decline in the demand for our rental equipment. This could materially adversely affect our results of operations.

A substantial portion of our revenues are derived from the rental of equipment to various types of contractors, including in the non-residential construction market, and to industrial customers. A decline in construction or industrial activity could lead to a decrease in the demand for our rental equipment and intensified price competition from other equipment rental industry participants. Similarly, declines in oil or gas prices, or even the perception of longer-term lower oil and natural gas prices, could lead to a significant slowdown in business activity, capital investments and maintenance expenditures of industrial customers in the upstream oil and gas markets and related service providers, which could negatively affect our rentals to participants in this industry, and could extend to other markets that we serve. Worsening of economic conditions or not achieving anticipated levels of economic expansion, either generally or in our customers' specific industries, could have an adverse effect on demand for our products and services within those industries and extend to other markets that we serve, and could therefore materially adversely affect our business, financial condition and results of operations.

The following factors, among others, may cause weakness in our markets, either temporarily or long-term:

- a decrease in the expected levels of rental versus ownership of equipment;
- government regulations and policies, including government initiatives for infrastructure improvements or expansions, or the policies of governments regarding exploration for, and production and development of, oil and natural gas reserves;
- a prolonged or recurring shutdown of the U.S. and Canadian federal, state, provincial and local governments;
- an increase in the cost of construction materials;
- the level of supply and demand and relative prices or anticipated prices for oil and natural gas;
- an overcapacity of fleet in the equipment rental industry;
- a lack of availability of credit;
- an increase in interest rates;
- the imposition of tariffs or other measures that create barriers to or increase the costs associated with international trade;
- labor strikes, work stoppages or other labor disruption in one or more markets we serve;
- geopolitical events, including natural disasters, disruptions to markets due to war or armed conflict; and

ITEM lA. RISK FACTORS (continued)

- terrorism or hostilities involving the United States or Canada.

Additionally, some of our customers may delay capital investment and maintenance even when favorable conditions exist in their industries or markets.

If we were to experience a significant decrease in orders or an increase in order delays or cancellations that can result from the aforementioned economic conditions or other factors beyond our control, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our industry is highly competitive, and competitive pressures or not timely identifying and responding to customer needs, expectations or trends could lead to a decrease in our market share or in the prices that we can charge.

The equipment rental industry is highly fragmented and competitive. Our competitors include small, independent businesses with one or two rental locations, regional competitors that operate in one or more states, public companies or divisions of public companies, and equipment vendors and dealers who both sell and rent equipment directly to customers. We may in the future encounter increased competition from our existing competitors or from new competitors. Competitive pressures could adversely affect our revenues and operating results by, among other things, decreasing our rental volumes, depressing the prices that we can charge or increasing our costs to retain employees. In addition, the success of our business depends, in part, on our ability to identify and respond promptly to evolving trends in consumer preferences, expectations and needs while also managing appropriate equipment in our branches and maintaining an excellent customer experience. It is difficult to successfully predict the equipment and services our customers will demand. We also need to offer more localized assortments of our equipment to address local requirements and needs. If we do not successfully identify and provide the appropriate equipment to meet our customers' needs and expectations, we may lose market share.

We are dependent on our relationships with key suppliers to obtain equipment for our business.

We are dependent on suppliers for access to the equipment and other products we offer and use throughout our network of branches. If we fail to have or maintain adequate relationships with suppliers or if we fail to timely receive equipment and products from our suppliers, then our competitive position may be harmed and our results of operations and/or cash flows may be negatively impacted. In addition, the prices of certain equipment and products may continue to experience inflationary pressures that could further increase such costs. We may not be able to pass on these costs to our customers, which could have a material adverse impact on our results of operations and/or cash flows.

We have experienced, and in the future are likely to experience, lack of access to and delays in receipt of equipment and products from suppliers. For example, the rapid increase in demand as the COVID-19 pandemic waned caused significant stress on global supply chains. Unavailability of, and delays in obtaining, equipment and products may result from a number of factors affecting our suppliers including capacity constraints, labor shortages or disputes, supplier product quality issues, suppliers' impaired financial condition and suppliers' allocations to other purchasers. These risks are increased in a weak economic environment or when demand increases coming out of an economic downturn. Such disruptions could result in our inability to effectively meet our customers' needs, impair our ability to execute our growth plans and could result in a material adverse effect on our results of operations, financial condition, and/or cash flows.

A widespread outbreak of an illness or any other communicable disease, or any other public health crisis, could adversely affect our business, results of operations and financial condition.

A widespread outbreak of epidemic, pandemic, or contagious diseases in the human population could cause a widespread public health crisis that results in economic and trade disruptions that could negatively impact our business and the businesses of our customers. The extent of the impact of any epidemic, pandemic, or contagious disease on our operational and financial performance, including our ability to execute our business strategies and initiatives in an expected time frame, will depend on, among other things, the duration and spread of the epidemic, pandemic, or contagious disease and any restrictions on economic activity imposed by governmental authorities, all of which are uncertain and cannot be predicted. An extended period of economic disruption could materially affect our business, results of operations, access to sources of liquidity, particularly our cash flow from operations, and financial condition.

ITEM lA. RISK FACTORS (continued)

Our business is heavily reliant upon communication networks, centralized information technology ("IT") systems, and third-party technologies and services, and the concentration of our IT systems and sensitive information creates or increases risks for us, including the risk of the misuse or theft of information as a result of cybersecurity breaches or otherwise, which could harm our brand, reputation or competitive position and give rise to material liabilities.

We regularly possess, collect, receive, store, process, generate, use, disclose, transmit, protect, and handle non-public information about individuals and businesses, including both credit and debit card information and other proprietary, sensitive and confidential personal information (collectively, sensitive information). In addition, our customers regularly transmit sensitive information to us via the Internet and through other electronic means.

We rely heavily on communication networks, including the Internet and on IT systems, to process rental and sales transactions, manage our pricing, manage our equipment fleet, manage our financing arrangements, pay suppliers and other third parties, collect from our customers, account for our activities and otherwise conduct our business and report our financial results. Our major IT systems and accounting functions are centralized in a few locations. Any disruption, termination or substandard provision of these services, whether as the result of computer or telecommunications issues (including operational failures, server malfunctions, software bugs, software or hardware failures, loss of data or other IT assets, or similar), cyber attacks (such as computer malware, ransomware, business e-mail compromise, malicious code like viruses or worms, denial of service attacks, credential stuffing, credential harvesting, supply-chain attacks or other social engineering attacks like phishing attacks), personnel misconduct or error, localized conditions (such as a power outage, fire or explosion) or events or circumstances of broader geographic impact (such as an earthquake, storm, flood, other natural disaster, epidemic, strike, act of war, civil unrest or terrorist act), could materially adversely affect our business by disrupting normal operations. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive information and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Our facilities and systems and those of our third-party service providers may contain defects in design or manufacture or other problems that could compromise information security, and are also subject to the risk of human error. Unauthorized parties also may attempt to gain access to our systems or facilities, or those of third parties with whom we do business. All of the aforementioned threats are prevalent, increasing in their frequency, sophistication and intensity, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, sophisticated nation states, and nation-state-supported actors (including nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities). During times of war and other major conflicts, we, the third parties upon which we rely, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and provide services.

Any of the previously identified or similar threats could cause a security breach or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our IT systems, or those of the third parties upon whom we rely. A security breach or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our products and services.

We may expend significant resources or modify our business activities to try to protect against security breaches, and certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our IT systems and sensitive information. While we have implemented security measures designed to protect against security breaches, there can be no assurance that these measures are effective. We may be unable in the future to detect vulnerabilities in our IT systems and networks because many of the techniques used to effectuate a security breach are difficult to detect or anticipate until launched against a target and we may be unable to (or delayed in adopting measures to) prevent, contain or detect security breaches or other compromises or implement adequate preventative measures.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security breaches. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. A security breach could adversely affect our corporate reputation as well as our operations, and could result in government enforcement actions, litigation against us, additional reporting requirements and/or oversight, restrictions on processing sensitive information, indemnification obligations, monetary fund diversions, interruptions in our operations, financial loss, the

ITEM lA. RISK FACTORS (continued)

imposition of penalties, and other similar harms. A security breach and attendant consequences could cause the loss of customers, deter new customers from using our services, negatively impact our ability to grow and operate our business, and require that we invest significant additional resources related to our information security systems.

In addition, we rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, and other functions. We may also rely on third-party service providers to provide other products, services, parts, or otherwise to operate our business. Therefore, we are also susceptible to disruptions, failures and breaches of the systems maintained by our outsourced providers, which we do not control. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. Any disruption, failure, breach or poor performance of any of these systems could lead to lower revenues, increased costs or other material adverse effects on our business and results of operations. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims. Additionally, we are incorporated into the supply chain of a large number of companies in North America and, as a result, if our products are compromised, a significant number or, in some instances, all of our customers and their data could be simultaneously affected. The potential liability and associated consequences we could suffer as a result of such a large-scale event could be catastrophic and result in irreparable harm.

Failure to maintain, upgrade or replace our IT systems could materially adversely affect us.

Our business continues to demand the use of sophisticated systems and technologies, including digital tools, SaaS offerings and cloud computing. As a result, we devote significant time and resources in maintaining, upgrading or replacing our systems and technologies in order to meet customers' demands and expectations. These types of activities subject us to additional costs and inherent risks associated with maintaining, upgrading, replacing and changing these systems and technologies, including impairment of our ability to manage our business, loss of customer confidence and business, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, demands on management time, training our employees to operate the systems, and other risks and costs of delays or difficulties in transitioning to, or integrating, new systems and technologies into our current business. We rely on certain third party software providers to maintain and periodically upgrade many of these systems and technologies so that they can continue to support our business. Further, the software programs supporting our business are licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade our systems and technologies would disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner.

In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technologies, maintenance or adequate support of outdated or other existing systems and technologies could disrupt or reduce the efficiency of our business operations and could have an adverse effect on our operations if not anticipated and appropriately mitigated. Our competitive position may be adversely affected if we are unable to maintain, upgrade or replace systems and technologies that allow us to manage our business in a competitive manner. We also may not achieve the benefits that we anticipate from an upgraded or replaced system and technology. Additionally, any failure of a system or technology could impede our ability to timely collect and report financial results in accordance with applicable laws and regulations.

We may fail to respond adequately to changes in technology and customer demands.

In recent years, our industry has been characterized by rapid changes in technology and customer demands. For example, industry participants have taken advantage of new technologies, including digital tools, SaaS offerings and cloud computing, to improve fleet efficiency, decrease customer wait times and improve customer satisfaction. Our ability to continually improve

ITEM lA. RISK FACTORS (continued)

our current processes and customer-facing tools in response to changes in technology or in customer expectations is essential in maintaining our competitive position and maintaining current levels of customer satisfaction. We may experience technical or other difficulties that could delay or prevent the development or implementation of new technologies. We also may not achieve the benefits that we anticipate from new technologies we develop or implement. The effects of these risks may, individually or in the aggregate, materially adversely affect our results of operations, liquidity and cash flows.

We face intense competition, including from our own suppliers, that may lead to downward pricing or an inability to increase prices.

The markets in which we operate are highly competitive. Competitive factors in our industry include price competition, the importance of customer loyalty, changes in market penetration, the introduction of new equipment, services and technology by competitors, changes in marketing, product diversity and quality and the ability to supply equipment and services to customers in a timely, predictable manner. Because we do not have multi-year contractual arrangements with many of our customers, these competitive factors could cause our customers to cease renting our equipment and shift suppliers quickly.

The equipment rental market is highly fragmented, and we believe that price is one of the primary competitive factors. The Internet has enabled cost-conscious customers to more easily compare rates available from rental companies. If we try to increase our pricing, our competitors, some of whom may have greater resources and better access to capital or lower fixed operating costs, may seek to compete aggressively on the basis of pricing. In addition, our competitors may reduce prices in order to attempt to gain a competitive advantage, capture market share or compensate for declines in rental activity. To the extent we do not match or remain within a reasonable competitive margin of our competitors' pricing, our revenues and results of operations could be materially adversely affected. If competitive pressures lead us to match any of our competitors' downward pricing and we are not able to reduce our operating costs, then our margins, results of operations and cash flows could be materially adversely impacted.

We face competition from traditional rental companies as well as our own suppliers. We purchase our rental equipment from leading, globally-known original equipment manufacturers. Under our supplier arrangements, the suppliers may appoint additional distributors, elect to sell or rent directly to our customers or unilaterally terminate their arrangements with us at any time without cause. Any such actions could have a material adverse effect on our business, financial condition, results of operations, liquidity and cash flows due to a reduction of, or an inability to increase, our revenues.

Our success depends on our ability to attract and retain key management, sales and trades talent, while supporting the onboarding and career development of our team members.

Our ability to successfully execute on our business plan depends upon the contributions of our senior management team as well as other key talent including our dedicated sales force and trades talent such as drivers and mechanics. In recent years, we have experienced increasing competition for available talent in the North American workforce as reflected by the low unemployment rate, shortages of available industry trades talent and increasing costs to retain employees. As a result, we could experience inefficiencies or a lack of business continuity due to employee turnover, new employees' lack of historical knowledge and lack of familiarity with the business processes, operating requirements, purpose and culture, policies and procedures, and key information technologies and related infrastructure used in our day-to-day operations and financial reporting. Historically we have noted a ramp-up period before new members of our sales organization typically achieve a level of sales comparable to those we have employed for a longer period of time. We may also experience additional costs as new employees learn their roles and gain necessary experience, in addition to the cost of hiring new individuals. It is important to our success that newly hired team members quickly adapt to and excel in their new roles. If they are unable to do so, our business and financial results could be materially adversely affected. Further, if we cannot meet our needs for IT staff, we may not be able to fulfill our technology initiatives while continuing to provide maintenance on existing systems.

If we were to lose the services of members of our senior management team or other key talent, whether due to death, disability, resignation or termination of employment, our ability to successfully implement our business strategy, financial plans, marketing and other objectives could be significantly impaired. In addition, if we are unable to attract and retain qualified key talent, we may not be able to effectively and efficiently manage our business and execute our business plan.

ITEM lA. RISK FACTORS (continued)

Due to seasonality, especially in the construction industry, any occurrence that disrupts rental activity during our peak periods could materially adversely affect our results of operations, liquidity and cash flows.

Significant components of our expenses are fixed in the short-term, including real estate taxes, rent, insurance, utilities, maintenance and other facility-related expenses, the costs of operating our IT systems and certain staffing costs. Seasonal changes in our revenues do not alter those fixed expenses, typically resulting in higher profitability in periods when our revenues are higher, and lower profitability in periods when our revenues are lower. Our business, especially in the construction industry, has historically experienced lower levels of business from December until late spring, particularly in the northern United States and Canada, and heightened activity during our third and fourth quarter until December. Any occurrence that disrupts rental activity during this period of heightened activity, including adverse weather conditions such as prolonged periods of cold, rain, blizzards, floods, fires, hurricanes or other severe weather patterns, could have a disproportionately adverse effect on our business, results of operations, liquidity and cash flows.

Some or all of our deferred tax assets could expire if we experience an "ownership change" as defined in Section 382 of the Internal Revenue Code (the "Code").

An "ownership change" could limit our ability to utilize tax attributes, including net operating losses, capital loss carryovers, excess foreign tax carryforwards, and credit carryforwards, to offset future taxable income. As of December 31, 2024, we had unutilized U.S. federal net operating loss carryforwards of approximately $136 million. Our ability to use such tax attributes to offset future taxable income and tax liabilities may be significantly limited if we experience an "ownership change" as defined in Section 382(g) of the Code. In general, an ownership change will occur if and when the percentage of Herc Holdings' ownership (by value) of one or more "5-percent shareholders" (as defined in the Code) has increased by more than 50 percentage points over the lowest percentage of stock owned by such shareholders at any time during the prior three years (calculated on a rolling basis). An entity that experiences an ownership change generally should be subject to an annual limitation on its pre-ownership change tax loss carryforward which accumulates each year to the extent that there is any unused limitation from a prior year. The limitation on our ability to utilize tax losses and credit carryforwards arising from an ownership change under Section 382 depends on the value of our equity at the time of any ownership change. If we were to experience an "ownership change," it is possible that a significant portion of our tax loss carryforwards could expire before we would be able to use them to offset future taxable income. Many states have adopted the federal Section 382 rules and therefore have similar limitations with respect to state tax attributes.

Other Operational Risks

Any decline in our relationships with our key national account customers or the amount of equipment they rent from us could materially adversely affect our business, financial position, results of operations and cash flows.

Our business depends on our ability to maintain positive relations with our key national account customers, which collectively accounted for 45% of our rental revenue in 2024. We cannot assure you that all of these relationships will continue at current levels or on current terms. Our contracts with our customers generally do not obligate them to rent equipment from us. Revenue from customers that have accounted for significant revenue in past periods, individually or as a group, may not continue in future periods or, if continued, may not reach or exceed historical levels in any period. Further, if our key customers fail to remain competitive in their respective markets or encounter financial or operational problems, our business, financial position, results of operations and cash flows may be materially adversely affected.

Our rental fleet is subject to residual value risk upon disposition and may not sell at the prices we expect.

The market value of our equipment at the time of its disposition could be less than its estimated residual value or its depreciated value at such time. A number of factors could affect the value received upon disposition of our equipment, including:

- the market price for similar new equipment;
- the age of the equipment, wear and tear on the equipment relative to its age and the performance of preventive maintenance;
- the time of year that it is sold;
- the supply of used equipment relative to the demand for used equipment, including as a result of changes in economic conditions or conditions in the markets that we serve;

ITEM lA. RISK FACTORS (continued)

- inventory levels at original equipment manufacturers; and
- the existence and capacities of different sales outlets.

A sale of equipment below its net book value could adversely affect our results of operations, liquidity and cash flows. Accordingly, decisions to reduce the size of our rental fleet in the event of an economic downturn or to respond to changes in rental demand are subject to the risk of loss based on the residual value of rental equipment.

We incur maintenance and repair costs associated with our rental fleet that could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows in the event these costs are greater than anticipated.

As our rental equipment ages, the cost of maintaining such equipment, if not replaced within a certain period of time, and the risk of fleet equipment being out of service, generally increase. As of December 31, 2024, the average age of our rental equipment fleet was approximately 46 months. Determining the optimal age at disposition for our rental equipment is subjective and requires considerable estimates by management. We have made estimates regarding the relationship between the age of our rental equipment, the maintenance and repair costs, the availability of our fleet and the market value of used equipment. It is possible that we may allow the average age of our rental equipment fleet to increase, which could increase our costs for maintenance and repair and likely would negatively impact the market value of such equipment at the time of its disposition. If maintenance and repair costs are higher than estimated or in-service times or market values of used equipment are lower than estimated, our financial condition, results of operations, liquidity and cash flows could be materially adversely affected.

We are exposed to a variety of claims and losses arising from our operations, and our insurance may not cover all or any portion of such claims.

We are exposed to a variety of claims arising from our operations, including claims by third parties for injury or property damage arising from the operation of our equipment or acts or omissions of our personnel and workers' compensation claims. We are currently a defendant in numerous actions and have received numerous claims on which actions have not yet been commenced for liability and property damage arising from the operation of equipment rented from us. We also are exposed to risk of loss from damage to our equipment and resulting business interruption. Our responsibility for such claims and losses is increased when we waive the provisions in certain of our rental contracts that hold a renter responsible for damage or loss under an optional loss or damage waiver that we offer. While we attempt to mitigate our exposure to large liability losses arising from such claims by maintaining general liability, workers' compensation and vehicle liability insurance coverage, our coverage may not be adequate to protect us against these exposures and we self-insure against losses associated with exposures not covered by these insurance policies.

Moreover, in the event that insurance coverage does apply, we will bear a portion of the associated losses through the application of deductibles and self-insured retention in the insurance policies. For a company our size, such deductibles or self-insured retention could be substantial. There is also no assurance that insurance policies of these types will be available for purchase or renewal on commercially reasonable terms, or at all, or that the premiums and deductibles under such policies will not substantially increase, including as a result of market conditions in the insurance industry.

If we were to incur one or more liabilities that are significant, individually or in the aggregate, where we are not fully insured, that we self-insure against or that our insurers dispute, it could have a material adverse effect on our financial condition. Even with adequate insurance coverage, we still may experience a significant interruption to our operations as a result of third-party claims or other losses arising from our operations.

Environmental, health, and safety laws and regulations and the costs of complying with them, or any change to them impacting our markets, could materially adversely affect our financial position, results of operations and cash flows.

Our operations are subject to numerous national, state, provincial and local laws and regulations governing environmental protection and occupational health and safety matters. These laws govern such issues as wastewater, storm water, solid and hazardous wastes and materials, air quality and matters of workplace safety. Under these laws and regulations, regardless of fault we may be liable for, among other things, the cost of investigating and remediating contamination at our sites as well as sites to which we have sent hazardous wastes for disposal or treatment, and also fines and penalties for non-compliance. We use hazardous materials to clean and maintain equipment, dispose of solid and hazardous waste and wastewater from equipment washing, and store and dispense petroleum products from storage tanks at certain of our locations. We also indemnify various parties for the costs associated with remediating numerous hazardous substance storage, recycling or disposal sites in many

ITEM lA. RISK FACTORS (continued)

states and, in some instances, for natural resource damages. The amount of any such expense or related natural resource damages for which we may be held responsible could be substantial. We cannot predict the potential financial impact on our business if adverse environmental, health, or safety conditions are discovered, or environmental, health, and safety requirements become more stringent. As of December 31, 2024 and 2023, the aggregate amounts accrued for environmental liabilities, including liability for environmental indemnities, reflected in the Company's consolidated balance sheets in "Accrued liabilities" were $0.5 million and $0.4 million, respectively. If we are required to incur environmental, health, or safety compliance or remediation costs that are not currently anticipated by us, our financial position, results of operations and cash flows could be materially adversely affected, depending on the magnitude of the cost.

Climate change and legal or regulatory responses thereto may have a long-term negative impact on our business and results of operations.

There is increasing concern that a gradual increase in global average temperatures due to the concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant change in weather patterns around the globe and increase the frequency and severity of natural disasters. Climate change may also exacerbate water scarcity, negatively impacting our capability to deliver equipment that meets the safety and functional expectations of our customers as well as the health and safety of our employees. Increased frequency or duration of extreme weather conditions could impact our business and the demand for our equipment and services. An increase in demand for rental equipment may require additional capital expenditures in order for us to compete for such demand and we may not be able to make similar levels of investment as our larger competitors. In addition, in an effort to combat climate change, our customers may require our rental equipment to meet certain standards. If we are unable to meet such standards and the expectations of our customers, our business and results of operations could be materially adversely affected.

In addition, the U.S. Congress and other legislative and regulatory authorities in the United States and internationally have considered, and likely will continue to consider, numerous measures related to climate change, greenhouse gas emissions and other laws and regulations affecting our end markets, such as oil, gas and other natural resource extraction. Should such laws and regulations become effective, demand for our services could be affected, our fleet and/or other costs could increase and our business could be materially adversely affected.

Further, investors are placing a greater emphasis on non-financial factors, including environmental, social and governance ("ESG") factors, when evaluating investment opportunities. If we are unable to provide sufficient disclosure about ESG practices or if we fail to achieve ESG goals, investors may not view us as an attractive investment, which could have a negative effect on our stock price and business.

Part of our strategy includes pursuing strategic transactions, which could be difficult to identify and implement, and could disrupt our business or change our business profile significantly.

Our strategy includes growth through the acquisition of other companies or service lines of other businesses that either complement or expand our existing business. We also may consider the divestiture of some of our businesses. Any acquisitions or divestitures we may seek to consummate will be subject to the negotiation of definitive agreements, satisfactory financing arrangements and applicable governmental approvals and consents, including under applicable antitrust laws, such as the Hart-Scott-Rodino Act. We cannot assure you that we will be able to identify suitable transactions and, even if we are able to identify such transactions, that we will be able to consummate any such acquisitions or divestitures on acceptable terms. Any future acquisitions or divestitures we pursue may involve a number of risks, including some or all of the following:

- the diversion of management's attention from our core business;
- the disruption of our ongoing business;
- inaccurate assessment of undisclosed liabilities;
- potential known and unknown liabilities of the acquired or divested businesses and lack of adequate protections or potential related indemnities;
- the inability to integrate our acquisitions without substantial costs, delays or other problems;
- the loss of key customers or employees of the acquired or divested business;
- increasing demands on our operational systems;
- the integration of information systems and internal control over financial reporting; and

ITEM lA. RISK FACTORS (continued)

- possible adverse effects on our reported results of operations or financial position, particularly during the first several reporting periods after an acquisition or divestiture is completed.

Any acquired entities or assets may not enhance our results of operations. Even if we are able to integrate future acquired businesses with our operations successfully, we cannot assure you that we will realize the cost savings, synergies or revenue enhancements that we may anticipate from such integration or that we will realize such benefits within the expected time frame. Any acquisition also may cause us to assume liabilities, record goodwill and other intangible assets that will be subject to impairment testing and potential impairment charges, incur potential restructuring charges and increase working capital and capital expenditure requirements, which may reduce our return on invested capital.

If we were to undertake a substantial acquisition, the acquisition likely would need to be financed in part through additional financing from banks, through public offerings or private placements of debt or equity securities or with other arrangements. We cannot assure you that the necessary acquisition financing would be available to us on acceptable terms if and when required, given our substantial indebtedness and restrictions in the terms of our indebtedness that may limit the additional indebtedness that we may incur or the acquisitions that we may pursue, which may make it difficult or impossible for us to obtain financing for acquisitions. If we were to undertake an acquisition by issuing equity securities or equity-linked securities, the acquisition may have a dilutive effect on the interests of the holders of our common stock.

A significant divestiture would, in the short term, result in loss of revenues and possibly earnings, and could require the amendment or refinancing of our outstanding indebtedness or a portion thereof. Further, to the extent that we agree to accept payment of all or a portion of the sale price over time, we will bear the risk that the portion of the price that is not paid at closing may be uncollectible. In addition, in connection with any divestiture, we may agree to retain obligations related to the business or assets sold and we may agree to indemnify the purchaser for outstanding liabilities or with respect to the representations, warranties or covenants included in the definitive agreement between the parties. These retained obligations and indemnification obligations could result in significant costs and expenses.

We may face issues with our union employees.

Labor contracts covering the terms of employment of approximately 620 employees in the U.S. and 90 employees in Canada were in effect as of December 31, 2024 under approximately 28 active contracts with local unions, affiliated primarily with the International Brotherhood of Teamsters and the International Union of Operating Engineers. These contracts are renegotiated periodically. Failure to negotiate a new labor agreement when required could result in a work stoppage. Although we believe that our labor relations have generally been good, it is possible that we could become subject to additional work rules imposed by agreements with labor unions, or that work stoppages or other labor disturbances could occur in the future. In addition, our non-union workforce has been subject to unionization efforts in the past, and we could be subject to future unionization, which could lead to increases in our operating costs and/or constraints on our operating flexibility.

Risks Related to the Spin-Off and Our Separation from New Hertz

We and New Hertz have assumed and will share responsibility for certain liabilities in connection with the Spin-Off, any of which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to the separation and distribution agreement entered into in connection with the Spin-Off, we assumed, among other things, liabilities associated with our equipment rental business and related assets, whether such liabilities arose prior to or subsequent to the Spin-Off, and have agreed to indemnify New Hertz for any losses arising from such liabilities, as well as any other liabilities we assumed pursuant to the separation and distribution agreement. We also will be responsible for a portion (typically 15%) of certain shared liabilities not otherwise specifically allocated to us or New Hertz under the separation and distribution agreement. Although we will be responsible for a portion of these shared liabilities, New Hertz has the authority to manage the defense and resolution of them. The amount of such liabilities could be greater than anticipated and have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, New Hertz has assumed, among other things, liabilities associated with its vehicle rental business and related assets, whether such liabilities arose prior to or subsequent to the Spin-Off, and has agreed to indemnify us for any losses arising from such liabilities, as well as any other liabilities it assumed pursuant to the separation and distribution agreement. New Hertz also will be responsible for a portion (typically 85%) of certain shared liabilities not otherwise specifically allocated to New Hertz or us under the separation and distribution agreement. We rely on New Hertz to manage the defense and resolution of these shared liabilities. If New Hertz fails to satisfy its performance and payment obligations under the separation and distribution agreement, including its indemnification obligations, such failure could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If there is a determination that any portion of the Spin-Off transaction is taxable for U.S. federal income tax purposes, then we and our stockholders could incur significant U.S. federal income tax liabilities.

Hertz Holdings received a favorable private letter ruling from the Internal Revenue Service (the "IRS") to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, (i) the Spin-Off qualified as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code), and (ii) the internal spin-off transactions (collectively with the Spin-Off, the "Spin-Offs") qualified as tax free under Section 355 of the Code. A private letter ruling from the IRS generally is binding on the IRS. However, the IRS ruling does not rule that the Spin-Offs satisfied every requirement for a tax-free spin-off, and Hertz Holdings relied solely on opinions of its tax advisors to determine that such additional requirements were satisfied. The ruling and the opinions relied on certain facts, assumptions, representations and undertakings from Hertz Holdings and New Hertz regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Herc Holdings, its affiliates and its stockholders may not be able to rely on the ruling or the opinions of tax advisors and could be subject to significant tax liabilities. Notwithstanding the private letter ruling and opinions of tax advisors, the IRS could determine on audit that the Spin-Offs and related transactions are taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinions that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Herc Holdings or New Hertz after the Spin-Off. If the Spin-Offs or related transactions are determined to be taxable for U.S. federal income tax purposes, we and, in certain cases, our stockholders could incur significant U.S. federal income tax liabilities, including taxation on the value of the New Hertz common stock in the Spin-Off.

Risks Related to Our Significant Indebtedness

Our significant level of indebtedness exposes or makes us more vulnerable to a number of risks that could materially adversely affect our financial condition, results of operations, cash flows, liquidity and ability to compete.

As of December 31, 2024, we had total outstanding debt of approximately $4.1 billion, including our outstanding senior notes and the amounts drawn under our credit facilities. This significant indebtedness requires us to dedicate a significant portion of our cash flows from operations and investing activities to make payments on our debt, which reduces the amount available for working capital, capital expenditures or other general corporate purposes and which decreases our profitability and cash flow. We cannot assure you that we will maintain financing activities and cash flows sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. In addition, our indebtedness could materially adversely affect us. For example, it could: (i) make it more difficult for us to satisfy our obligations to the holders of our outstanding debt securities and to the lenders under our credit facilities, resulting in possible defaults on, and acceleration of, such indebtedness; (ii) be difficult to refinance or borrow additional funds in the future; (iii) increase our vulnerability to, and limit our flexibility to plan for, or react to, general adverse economic and industry conditions, (iv) place us at a competitive disadvantage to our competitors that have proportionately less debt or comparable debt at more favorable interest rates or on better terms; (v) limit our ability to declare and pay dividends; and (vi) limit our ability to react to competitive pressures, or make it difficult for us to carry out capital spending that is necessary or important to our growth strategy and our efforts to improve operating margins. There is also a risk that one or more of the financial institutions providing commitments under our revolving credit facilities could fail to fund an extension of credit under any such facility, due to insolvency or otherwise, leaving us with less liquidity than expected. Our ability to manage these risks will depend, among other things, on financial market conditions as well as our financial and operating performance, which, in turn, is subject to a wide range of risks, including those described above under "—Risks Related to Our Business."

If our capital resources (including borrowings under our financing arrangements and access to other refinancing indebtedness) and operating cash flows are not sufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced, among other things, to do one or more of the following: (i) sell certain of our assets; (ii) reduce the size of our rental fleet; (iii) reduce or delay capital expenditures; (iv) reduce or eliminate our dividend; (v) obtain additional equity capital; (vi) forgo business opportunities, including acquisitions and joint ventures; or (vii) restructure or refinance all or a portion of our debt before maturity. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. If we cannot refinance or otherwise pay our obligations as they mature and fund our liquidity

ITEM lA. RISK FACTORS (continued)

needs, our business, financial condition, results of operations, cash flows, liquidity, ability to obtain financing and ability to compete could be materially adversely affected.

Substantially all of our consolidated assets secure certain of our indebtedness, which could materially adversely affect our business and holders of our debt and equity.

Substantially all of our consolidated assets, including our rental fleet, are subject to security interests under our revolving credit facility. As a result, the lenders under those financing arrangements have a secured claim on such assets in the event of our bankruptcy, insolvency, liquidation or reorganization, and we may not have sufficient funds to pay in full, or at all, all of our creditors or make any amount available to holders of our equity. The same is true with respect to structurally senior obligations. In general, all liabilities and other obligations of a subsidiary must be satisfied before the assets of such subsidiary can be made available to the unsecured or junior creditors (or equity holders) of the parent entity.

Because substantially all of our assets are encumbered under our revolving credit facility, our ability to incur additional secured indebtedness or to sell or dispose of assets to raise capital may be impaired, which could have a material adverse effect on our financial flexibility and liquidity and force us to attempt to incur additional unsecured indebtedness, which may not be available to us.

The amount of borrowings permitted under our revolving credit facility may fluctuate significantly, which may adversely affect our liquidity, results of operations and financial position.

The amount of borrowings permitted at any time under our revolving credit facility is limited to a periodic borrowing base valuation of the collateral thereunder. As a result, our access to credit under our revolving credit facility is potentially subject to significant fluctuations depending on the value of the borrowing base of eligible assets as of any measurement date, as well as certain discretionary rights of the agent in respect of the calculation of such borrowing base value. The inability to borrow under our revolving credit facility, or limitations on the amounts we can borrow under our revolving credit facility, may adversely affect our liquidity, results of operations and financial position.

An increase in interest rates or in our borrowing margin would increase the cost of servicing our debt and could reduce our profitability.

A significant portion of our indebtedness bears interest at floating rates, which increases our vulnerability to general adverse economic and industry conditions (such as economic cycles and credit-related disruptions), including interest rate fluctuations. To the extent we have not hedged against rising interest rates, an increase in the applicable benchmark interest rates would increase our cost of servicing our debt and could reduce our profitability and materially adversely affect our results of operations.

In addition, we may in the future seek to refinance our indebtedness. Our ability to refinance our indebtedness is subject to prevailing economic conditions, including our operating and financial performance, as well as financial, business, legislative, regulatory and other factors beyond our control. If interest rates or our borrowing margins increase between the time an existing financing arrangement was consummated and the time such financing arrangement is refinanced, the cost of servicing our debt would increase and our results of operations and liquidity could be materially adversely affected. A refinancing of our indebtedness could also require us to comply with more onerous covenants and further restrict our business operations. Our inability to refinance our indebtedness or to do so upon attractive terms could materially and adversely affect our business, prospects, results of operations, financial condition and cash flows, and make us vulnerable to adverse industry and general economic conditions.

Despite our current level of indebtedness, we may still be able to incur substantially more debt. This could further exacerbate the risks described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the agreements and instruments governing our financing arrangements contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness that could be incurred in compliance with these restrictions could be substantial. Further, these restrictions also do not prevent us from incurring obligations that do not constitute indebtedness. If new debt or other obligations are added to our current debt and liability levels

ITEM lA. RISK FACTORS (continued)

without a corresponding refinancing or redemption of our existing indebtedness and obligations, the risks related to our substantial indebtedness could increase.

Risks Related to the Securities Markets and Ownership of Our Common Stock

The market price of our common stock could decline as a result of the sale or distribution of a large number of shares of our common stock in the market or the perception that a sale or distribution could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock.

We are unable to predict whether significant amounts of our common stock will be sold in the open market or the potential negative effects that these sales could have on the price of our common stock. Sales or distributions of substantial amounts of our common stock in the public market, or the perception that such sales or distributions will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. As of December 31, 2024, there were 28.4 million shares of our common stock outstanding, which are freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless held or acquired by our "affiliates" as that term is defined in Rule 144 under the Securities Act. In addition, all shares of our common stock acquired upon exercise of stock options and other equity-based awards granted under our stock incentive plan also will be freely tradable under the Securities Act unless acquired by our affiliates, as will shares acquired by our employees under our employee stock purchase plan. Approximately 2.6 million shares of common stock have been issued or are reserved for issuance under our stock incentive plan and our employee stock purchase plan.

We also may issue additional common stock for a number of reasons, including to finance our operations and business strategy (including acquisitions), to adjust our ratio of debt to equity, or to provide incentives pursuant to certain executive compensation arrangements. Such future issuances of equity securities, or the expectation that they will occur, could cause the market price for our common stock to decline.

Provisions of our Certificate of Incorporation and our By-Laws could discourage potential acquisition proposals and could deter or prevent a change in control.

Our Certificate of Incorporation and By-Laws contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt a hostile takeover. These provisions include:

- granting to our Board of Directors sole power to set the number of directors and to fill any vacancy on the Board of Directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;
- the ability of our Board of Directors to designate and issue one or more series of preferred stock without stockholder approval, the terms of which may be determined at the sole discretion of our Board of Directors;
- prohibiting our stockholders from acting by written consent;
- prohibiting our stockholders from calling special meetings of stockholders;
- the absence of cumulative voting; and
- advance notice requirements for stockholder proposals and nominations for election to the Board of Directors at stockholder meetings.

We believe that these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is in our best interests and that of our stockholders. Any or all of the foregoing provisions could limit the price that some investors might be willing to pay for shares of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Our executive management team has established an enterprise risk management ("ERM") program, which includes an evaluation of our cybersecurity program as well as associated risks and risk mitigation strategies. Our ERM program is led by the Vice President of Internal Audit and our ERM Committee, which is comprised of members of senior management, including our CEO, Chief Financial Officer, Chief Information Officer ("CIO"), Chief Information Security Officer ("CISO") and Chief Legal Officer. Our cybersecurity policies, standards, processes and practices are integrated into our ERM program and leverage the National Institute of Standards and Technology guidelines. Generally, we seek to address cybersecurity risk through a cross-functional approach in an effort to preserve the confidentiality, security and availability of information that we collect, store and otherwise process. For a description of the risks from cybersecurity threats that could materially and adversely impact us and how they may do so, see our risk factors under Part I, Item 1A "Risk Factors—Risks Related to Our Business" of this Report.

Risk Management and Strategy

As one of the critical elements of our overall ERM approach, our cybersecurity program is focused on the following key areas:

Governance—In 2024, the Board of Directors (the "Board") assumed direct oversight of our cybersecurity program and management of the associated risks. The Board periodically receives updates regarding our cybersecurity program through meetings with and reports from our CIO and CISO (or their designees).

Our management team has established a cybersecurity crisis management team, led by our CIO and CISO, that includes other members of management depending on the origin, severity and other factors related to any cybersecurity incident identified. The cybersecurity crisis management team is responsible for communication of significant incidents to the Board and provides updates to the Board through incident resolution. Materiality of incidents are evaluated and determined by our cyber incident disclosure committee that includes certain cybersecurity crisis management team members and which may receive input from relevant stakeholders.

Operating Model—We have adopted a cross-functional operating model designed to identify, prevent, assess, manage and mitigate cybersecurity threats and incidents. We have established controls and procedures intended to promptly escalate certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by the cyber incident disclosure committee in a timely manner.

Technical Safeguards—We have deployed technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls. We evaluate and strive to improve upon these safeguards through vulnerability assessments and cybersecurity threat intelligence.

Incident Response and Recovery Planning—We have established and maintain an incident response program that governs our response to a cybersecurity incident from detection and initial assessments to incident resolution and recovery. We have a dedicated cybersecurity team led by our CISO that monitors our information systems for indications of cybersecurity threats and will employ our cybersecurity operational model within the incident response program promptly upon threat detection. Our incident response program is tested and evaluated on a regular basis.

Third-Party Risk Management—We maintain a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties (including vendors, service providers and other external users of our systems) as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

Education and Training—We conduct mandatory training for all employees to communicate our policies and procedures regarding cybersecurity and to assist employees in learning how to identify potential cybersecurity threats.

Assessment and Testing—We engage in periodic assessments and testing of our policies and procedures that are designed to address cybersecurity threats and incidents. We use a range of activities such as audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. On occasion, we use third parties (such as outside counsel, information security consultants, and software providers) to assist in these assessment and testing exercises.

Governance

In 2024, the Board of Directors assumed direct oversight of our cybersecurity program and management of the associated risks. The Board periodically receives presentations and reports on cybersecurity risks on a wide range of topics including recent developments, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations. The Board also receives reports regarding cybersecurity incidents that meet established reporting thresholds through the process described above, as well as updates regarding any such incident.

The CIO and CISO are responsible for the maintenance of the incident response program that is designed to protect our information systems and information from cybersecurity threats and oversee the incident response team which responds to any cybersecurity threats or incidents in accordance with our cybersecurity incident response plan. The cybersecurity incident response team is responsible for monitoring, preventing, detecting, mitigating and remediating cybersecurity threats and incidents and reports such threats and incidents to the CISO (or other relevant stakeholders). Depending on the threat or incident level, the CISO will engage the cybersecurity crisis management team and the cyber incident disclosure committee to determine proper escalation with significant incidents being reported to the Board.

The CISO has served in various roles of increasing responsibility in information technology and information security for over 30 years and has attained several relevant professional certifications. The CIO has also served in various roles in information technology for over 25 years, including as chief information officer at another public company, and has extensive experience managing cybersecurity threats.

ITEM 2. PROPERTIES

As of February 7, 2025, we had 453 locations in the United States and Canada. We also operate regional headquarters, sales offices and service facilities in the foregoing countries in support of our equipment rental operations. Our principal executive offices are located in Bonita Springs, Florida.

As of December 31, 2024, we owned approximately 5% of the locations from which we operate our equipment rental business, with the remainder leased. Those leases are typically triple net leases, where Herc is responsible for the ongoing expenses of the property, including real estate taxes, insurance, and maintenance, in addition to paying rent and utilities.

Our rental locations generally are located in industrial or commercial zones. A growing number of locations have highway or major thoroughfare visibility. The typical location includes a customer reception area, an equipment service area and storage facilities for equipment. Most branches have stand-alone maintenance and fueling facilities and showrooms.

ITEM 3. LEGAL PROCEEDINGS

The information required with respect to this item can be found in Note 17, "Commitments and Contingencies" of our consolidated financial statements included in Part II, Item 8 of this Report.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

Executive Officers of the Registrant

The name, age, position and a description of the business experience of each of our executive officers is provided below. There is no family relationship among the executive officers or between any executive officer and a director.

Name	Age	Position
Lawrence H. Silber	68	President and Chief Executive Officer, Director
Mark Humphrey	53	Senior Vice President and Chief Financial Officer
Aaron D. Birnbaum	59	Senior Vice President and Chief Operating Officer
Christian J. Cunningham	63	Senior Vice President and Chief Human Resources Officer
Tamir Peres	55	Senior Vice President and Chief Information Officer
S. Wade Sheek	48	Senior Vice President, Chief Legal Officer and Secretary

Lawrence H. Silber. Mr. Silber joined the Company in May 2015. Prior to that, Mr. Silber most recently served as an executive advisor at Court Square Capital Partners, LLP, a private equity firm primarily investing in the business services, healthcare, general industrial and technology and telecommunications sectors, from April 2014 to May 2015. Mr. Silber led Hayward Industries, one of the world's largest swimming pool equipment manufacturers, as chief operating officer from 2008 to 2012, overseeing a successful transition through the recession and returning the company to solid profitability. From 1978 to 2008, Mr. Silber worked for Ingersoll-Rand plc, a publicly traded manufacturer of industrial products and components, in a number of roles of increasing responsibility. He led major Ingersoll-Rand business groups, including Utility Equipment, Rental and Remarketing and the Equipment and Services businesses. Earlier in his career, he led sales, marketing and operations functions in Ingersoll-Rand's Power Tool Division and Construction and Mining Group. Mr. Silber has also served as a director of Hayward Holdings, Inc., one of the world's largest swimming pool manufacturers, since November 2019. Mr. Silber previously served on the board of directors of SMTC Corporation, a mid-size provider of end-to-end electronics manufacturing services, from 2012 to 2015 (and from May 2013 through January 2014 served as its interim president and CEO).

Mark Humphrey. Mr. Humphrey joined the Company in April 2017. Prior to his current role, Mr. Humphrey served as vice president, chief accounting officer from April 2017 to March 2023, served as controller from April 2017 to February 2022 and served as interim chief financial officer from March 2018 to June 2018. Prior to joining the Company, Mr. Humphrey served as chief financial officer and controller of Alico, Inc., a publicly traded agribusiness and resource-management company. His nearly 30-year career also includes roles as chief financial officer for Compass Management Group, a property-management company, and nearly 10 years in public accounting with PricewaterhouseCoopers LLP.

Aaron D. Birnbaum. Mr. Birnbaum served the Company and its predecessor business for more than 30 years. Prior to his current role, Mr. Birnbaum served as the Company's Senior Vice President from 2017 to 2019 and served as a Regional Vice President from 2012 to 2017. As Senior Vice President, Mr. Birnbaum oversaw the Company's Western, Northwest, North Central and Canada regions as well as its Herc Entertainment Services® and Cinelease® specialty equipment rental units. Mr. Birnbaum also has held leadership responsibilities related to the Company's strategic planning, operational execution and M&A activities.

Christian J. Cunningham. Mr. Cunningham joined the Company in September 2014 from DFC Global Corporation where he served as vice president, corporate HR and HR services since June 2013 with global responsibility for all human resource matters for corporate staff. Previously, Mr. Cunningham held the position of vice president, HR, compensation and benefits at Sunoco Inc. and Sunoco Logistics from 2010 to 2013. Prior to Sunoco, Mr. Cunningham served at ARAMARK as vice president, global compensation and strategy from 2008 to 2010; at Scholastic Inc. as vice president, compensation, benefits and HRIS from 2006 to 2007; and at Pep Boys as assistant vice president, human resources from 2005 to 2006. Previously, Mr. Cunningham held director and regional managerial positions in roles with increasing levels of responsibility at Pep Boys from 1995 to 2005 and Tire Service Corporation, Inc. from 1985 to 1995.

Tamir Peres. Mr. Peres joined the Company in September 2017 from Sunoco Logistics, a publicly-traded, midstream energy company, where he served as vice president and chief information officer since 2012, leading the Sunoco Logistics Information Technology group. From 2005 to 2012, Mr. Peres held the position of director of corporate information technology at Sunoco, Inc., where he was responsible for all strategic and tactical aspects of technology across the Refining and Supply, Retail Marketing, Chemicals, Logistics and Coke business units. He was previously director of Worldwide Financial Systems for Kulicke & Soffa Industries, Inc., a global manufacturer and supplier of semiconductor equipment, and before that he worked for Ernst & Young, including as an audit senior in its Assurance Services area.

HERC HOLDINGS INC. AND SUBSIDIARIES

Executive Officers of the Registrant (continued)

S. Wade Sheek. Mr. Sheek joined the Company in November 2019 from Republic Airways Holdings Inc., a regional airline, where he served as general counsel and secretary from 2018 to 2019 and oversaw the legal, contracting, communications and government relations functions. From 2013 to 2018, he served as deputy general counsel and corporate secretary at Allegion plc, a multi-national manufacturing company, and had responsibility for SEC matters, corporate governance, M&A and strategic initiatives. Prior to that, Mr. Sheek held roles with increasing responsibility with The Home Depot, Inc., UnitedHealth Group Incorporated and Ingersoll-Rand plc.

PART II

ITEM 5. MARKET FOR REGISTRANTS COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock and Registered Holders

Our common stock trades on the New York Stock Exchange ("NYSE") under the symbol "HRI". On February 7, 2025, there were 1,793 registered holders of our common stock. The number of beneficial owners is substantially greater than the number of record holders because a large portion of our common stock is held of record in "street name."

Share Repurchase Program

In March 2014, we announced a $1.0 billion share repurchase program (the "Share Repurchase Program"), which replaced an earlier program. The Share Repurchase Program permits us to purchase shares through a variety of methods, including in the open market or through privately negotiated transactions, in accordance with applicable securities laws. We are not obligated to make any repurchases at any specific time or in any specific amount and our repurchases may be subject to certain predetermined price/volume guidelines, set from time-time, by our Board of Directors. The timing and extent to which we repurchase shares will depend upon, among other things, strategic priorities, market conditions, share price, liquidity targets, contractual restrictions, regulatory requirements and other factors. Share repurchases may be commenced or suspended at any time or from time to time, subject to legal and contractual requirements, without prior notice. There were no share repurchases during the year ended December 31, 2024. As of December 31, 2024, the approximate dollar value that remains available for share purchases under the Share Repurchase Program is $161 million.

Dividends

On December 6, 2024, the Company declared a quarterly dividend of $0.665 per share to record holders as of December 16, 2024, with payment date of December 27, 2024. The agreements governing our indebtedness restrict our ability to pay dividends. See Item 7, "Management Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Dividends," in this Report.

Recent Performance

The following graph compares the cumulative total stockholder return on Herc Holdings common stock from December 31, 2019 through December 31, 2024, with the cumulative total returns of the Standard & Poor's Mid Cap 400 Trading Companies & Distributors Industry Index, and our industry peer group. Our industry peer group is comprised of publicly traded companies participating in the equipment rental industry and other relevant companies of comparable size in the broader industry in which we compete.

Our industry peer group includes:

Air Lease Corporation	H&E Equipment Services	Trinity Industries, Inc.
Ashtead Group plc	McGrath Rentcorp	Triton International Ltd.
Custom Truck One Source Inc.	Pool Corp.	United Rentals, Inc.
Fastenal Company	Ritchie Bros Auctioneers Inc.	WillScot Mobile Mini Holdings Corp.
Federal Signal Corporation	Rush Enterprises, Inc.	Xylem Inc.
GATX Corp.	Terex Corporation	

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES (Continued)

The graph assumes that $100 was invested on December 31, 2019 over the indicated time periods and assumes reinvestment of all dividends, if any, paid on the securities. The cumulative total return calculation for Herc Holdings is based on stock price appreciation and payment of cash dividends. The stock price performance shown on the graph is not necessarily indicative of future price performance.



ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations ("MD&A") should be read in conjunction with the consolidated financial statements and accompanying notes included in Item 8 of this Report, which include additional information about our accounting policies, practices and the transactions underlying our financial results. The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires us to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and the accompanying notes including receivables allowances, depreciation of rental equipment, the recoverability of long-lived assets, useful lives and impairment of long-lived tangible and intangible assets including goodwill and trade name, pension and postretirement benefits, valuation of stock-based compensation, reserves for litigation and other contingencies, accounting for income taxes and other matters arising during the normal course of business. We apply our best judgment, our knowledge of existing facts and circumstances and our knowledge of actions that we may undertake in the future in determining the estimates that will affect our consolidated financial statements. We evaluate our estimates on an ongoing basis using our historical experience, as well as other factors we believe appropriate under the circumstances, such as current economic conditions, and adjust or revise our estimates as circumstances change. As future events and their effects cannot be determined with precision, actual results may differ from these estimates.

OVERVIEW OF OUR BUSINESS AND OPERATING ENVIRONMENT

We are engaged principally in the business of renting equipment. Ancillary to our principal business of equipment rental, we also sell used rental equipment, sell new equipment and consumables and offer certain services and support to our customers. Our profitability is dependent upon a number of factors including the volume, mix and pricing of rental transactions and the utilization of equipment. Significant changes in the purchase price or residual values of equipment or interest rates can have a significant effect on our profitability depending on our ability to adjust pricing for these changes. Our business requires significant expenditures for equipment, and consequently we require substantial liquidity to finance such expenditures. See "Liquidity and Capital Resources" below.

Our revenues are primarily derived from rental and related charges and consist of:

- Equipment rental (includes all revenue associated with the rental of equipment including ancillary revenue from delivery, rental protection programs and fueling charges);

- Sales of rental equipment and sales of new equipment, parts and supplies; and

- Service and other revenue (primarily relating to training and labor provided to customers).

Our expenses primarily consist of:

- Direct operating expenses (primarily wages and related benefits, facility costs and other costs relating to the operation and rental of rental equipment, such as delivery, maintenance and fuel);

- Cost of sales of rental equipment, new equipment, parts and supplies;

- Depreciation expense relating to rental equipment;

- Selling, general and administrative expenses; and

- Interest expense.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

2024 Overview

Our results for 2024 reflect the continued strength in the rental industry as demonstrated by our equipment rental revenues of $3.2 billion, an increase of 11% over 2023, reflecting positive pricing of 3.2% and increased volume of equipment on rent of 9.3%. While our local markets have been impacted by the elevated interest rate environment, our diversification across industries and project types have shown continued strength in economic activity and we believe the operating environment continues to be favorable for equipment rental companies of scale. We continued to execute on company-wide initiatives to increase margins and utilization.

We invested in our rental equipment as part of our long-term capital expenditure plans, adding rental equipment strategically throughout our network in response to customer demand and to position ourselves for growth into 2025. Additionally, during 2024, we completed 9 acquisitions, adding 28 branches, totaling a net cash outflow of $600 million, while also opening 23 new greenfield locations. The addition of new locations supports our long-term strategy to achieve greater density and scale in select urban markets across North America to better serve both our local and national customers.

Supporting our financial flexibility and continued investment in our business, we issued $800 million of aggregate principal amount of 6.625% senior unsecured notes due 2029, paying down a portion of our senior secured asset-based revolving credit facility allowing for over $1.8 billion of availability at the end of 2024. Additionally, we amended and extended our account receivable securitization facility, which now matures August 31, 2025 and increased the aggregate commitments from $370 million to $400 million. As part of our capital allocation strategy, we have continued to pay quarterly dividends at $0.665 per share throughout 2024.

During the fourth quarter of 2023, we announced our plans to explore strategic alternatives for our Cinelease studio entertainment and lighting and grip equipment rental business ("Cinelease") and the Cinelease net assets were classified as assets held for sale. Cinelease continues to be actively marketed for sale and management expects a transaction to be completed in 2025.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

RESULTS OF OPERATIONS

($ in millions)		Years Ended December 31,			
	2024		2023	$ Change	% Change
Equipment rental	$ 3,189	$	2,870	$ 319	11 %
Sales of rental equipment	311		346	(35)	(10) %
Sales of new equipment, parts and supplies	37		38	(1)	(3) %
Service and other revenue	31		28	3	11 %
Total revenues	**3,568**		**3,282**	**286**	**9 %**
Direct operating	1,291		1,139	152	13 %
Depreciation of rental equipment	679		643	36	6 %
Cost of sales of rental equipment	224		252	(28)	(11) %
Cost of sales of new equipment, parts and supplies	24		25	(1)	(4) %
Selling, general and administrative	480		448	32	7 %
Non-rental depreciation and amortization	127		112	15	13 %
Interest expense, net	260		224	36	16 %
Loss on assets held for sale	194		—	194	— %
Other expense (income), net	(2)		(8)	6	(75) %
Income before income taxes	**291**		**447**	**(156)**	**(35)%**
Income tax provision	(80)		(100)	20	(20) %
Net income	**$ 211**	**$**	**347**	**$ (136)**	**(39)%**

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Equipment rental revenue increased $319 million, or 11%, during the year ended 2024 primarily due to higher volume of equipment on rent of 9.3% and pricing growth of 3.2% over the same period in the prior year.

Sales of rental equipment decreased $35 million, or 10%, during the year ended 2024 when compared to the year ended 2023. We continue to sell equipment in line with our fleet rotation planning to improve the equipment mix and manage fleet age. Fleet rotation in the prior year period was accelerated due to easing of supply chain disruptions in certain categories of equipment. The margin on sales of rental equipment was 28% in 2024 compared to 27% in 2023.

Direct operating expenses increased $152 million, or 13%. Direct operating expenses were 40.5% of equipment rental revenue in 2024, compared to 39.7% in the prior-year period, reflecting increases in (i) personnel-related expenses of $61 million primarily resulting from increased headcount in support of growth initiatives, including greenfields and acquisitions, (ii) facilities expense of $22 million as we have added more locations through acquisitions and opening greenfield locations, (iii) self insurance reserve increase of $21 million due to claims development attributable to unsettled cases and growth of the business, (iv) maintenance expense of $19 million resulting from our increased fleet size and higher volume in 2024, (v) re-rent expense of $11 million due to the corresponding increase in re-rent revenue, and (vi) delivery expense of $11 million due to increased volume of transactions and transfers of equipment between branches to drive fleet efficiency.

Depreciation of rental equipment increased $36 million, or 6%, during 2024 due to the increase in average fleet size. Non-rental depreciation and amortization increased $15 million, or 13%, primarily due to amortization of intangible assets related to acquisitions.

Selling, general and administrative expenses increased $32 million, or 7%. The increase was primarily due to increases in selling expenses, including commissions and other variable compensation, of $19 million, credit and collection expense of $5 million and general payroll of $4 million. Selling, general and administrative expenses were 15.1% of equipment rental revenue in 2024 compared to 15.6% in the prior-year period due to continued focus on improving operating leverage while expanding revenues.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Interest expense, net increased $36 million, or 16%, during the year ended 2024 when compared with the year ended 2023 due to higher average debt balances primarily to fund acquisition growth and invest in rental equipment.

Loss on assets held for sale was $194 million during 2024 to adjust the carrying value of Cinelease net assets to its fair value less estimated costs to sell.

Income tax provision was $80 million during the year ended 2024 when compared with $100 million for the same period in 2023. The effective tax rate during 2024 was 27% compared to 22% in 2023. The rate increase was driven by non-deductible goodwill impairment of $14 million in 2024, a reduction in the benefit related to stock-based compensation of $3 million in 2024 compared to $12 million in 2023, and certain other non-deductible expenses.

LIQUIDITY AND CAPITAL RESOURCES

Our primary uses of liquidity include the payment of operating expenses, purchases of rental equipment to be used in our operations, servicing of debt, funding acquisitions, payment of dividends, and share repurchases. Our primary sources of funding are operating cash flows, cash received from the disposal of equipment and borrowings under our debt arrangements. As of December 31, 2024, we had approximately $4.1 billion of total nominal indebtedness outstanding.

Our liquidity as of December 31, 2024 consisted of cash and cash equivalents of $83 million and unused commitments of approximately $1.8 billion under our ABL Credit Facility. See "Borrowing Capacity and Availability" below for further discussion. Our practice is to maintain sufficient liquidity through cash from operations, our ABL Credit Facility and our AR Facility to mitigate the impacts of any adverse financial market conditions on our operations. We believe that cash generated from operations and cash received from the disposal of equipment, together with amounts available under the ABL Credit Facility and the AR Facility or other financing arrangements will be sufficient to meet working capital requirements and anticipated capital expenditures, and other strategic uses of cash, if any, and debt payments, if any, over the next twelve months.

Cash Flows

Significant factors driving our liquidity position include cash flows generated from operating activities and capital expenditures. Historically, we have generated and expect to continue to generate positive cash flow from operations. Our ability to fund our capital needs will be affected by our ongoing ability to generate cash from operations and access to capital markets.

The following table summarizes the change in cash and cash equivalents for the periods shown (in millions):

	Years Ended December 31,		$ Change
	2024	2023	
Cash provided by (used in):			
Operating activities	$ 1,225	$ 1,086	$ 139
Investing activities	(1,511)	(1,581)	70
Financing activities	299	512	(213)
Effect of exchange rate changes	(1)	—	(1)
Net change in cash and cash equivalents	$ 12	$ 17	$ (5)

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Operating Activities

During the year ended December 31, 2024, we generated $139 million more cash from operating activities compared with the same period in 2023. The increase was related to improved operating results primarily resulting from higher revenues coupled with improved operating leverage on costs, collection of receivables and the timing of payments on accounts payable and accrued liabilities.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Investing Activities

Cash used in investing activities decreased $70 million during 2024 when compared with the prior-year period. Our primary use of cash in investing activities is for the acquisition of rental equipment, non-rental capital expenditures and acquisitions. Generally, we rotate our equipment and manage our fleet of rental equipment in line with customer demand and continue to invest in our information technology, service vehicles and facilities. Changes in our net capital expenditures are described in more detail in the "Capital Expenditures" section below. Additionally, we closed on 9 acquisitions during the year ended December 31, 2024 for a net cash outflow of $600 million, compared to cash outflow of $430 million during the year ended December 31, 2023.

Financing Activities

Cash provided by financing activities decreased $213 million during 2024 when compared with the prior-year. Financing activities primarily represent our changes in debt, which included the issuance of $800 million of senior unsecured notes due 2029 which were used to repay a portion of our ABL Credit Facility, resulting in net repayments of $391 million on our revolving lines of credit and securitization. Borrowings on the ABL Credit Facility were used primarily to fund acquisitions and invest in rental equipment during the period. Net borrowings in the prior year period were $740 million.

In order to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption, we may from time to time repurchase our debt, including our notes, bonds, loans or other indebtedness, in privately negotiated, open market or other transactions and upon such terms and at such prices as we may determine. We will evaluate any such transactions in light of then-existing market conditions, taking into account our current liquidity and prospects for future access to capital. The repurchases may be material and could relate to a substantial proportion of a particular class or series, which could reduce the trading liquidity of such class or series.

Capital Expenditures

Our capital expenditures relate largely to purchases of rental equipment, with the remaining portion representing purchases of property, equipment and information technology. The table below sets forth the capital expenditures related to our rental equipment and related disposals for the periods noted (in millions).

	Years Ended December 31,	
	2024	**2023**
Rental equipment expenditures	$ 1,048	$ 1,320
Disposals of rental equipment	(288)	(325)
Net rental equipment expenditures	$ 760	$ 995

Net capital expenditures for rental equipment decreased $235 million during the year ended December 31, 2024 compared to the same period in 2023, as we optimize our fleet by continuing to strategically invest in growth markets as part of our long-term capital expenditure plans. Expenditures and disposals have decreased in the current year to maintain an appropriate mix of fleet and manage fleet age as the supply chain constraints experienced over the last several years have resolved in most equipment categories.

Borrowing Capacity and Availability

Our ABL Credit Facility and AR Facility (together, the "Facilities") provide our borrowing capacity and availability. Creditors under the Facilities have a claim on specific pools of assets as collateral as identified in each credit agreement. Our ability to borrow under the Facilities is a function of, among other things, the value of the assets in the relevant collateral pool. We refer to the amount of debt we can borrow given a certain pool of assets as the "Borrowing Base."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

In connection with the AR Facility, we sell accounts receivable on an ongoing basis to a wholly-owned special-purpose entity (the "SPE"). The accounts receivable and other assets of the SPE are encumbered in favor of the lenders under our AR Facility. The SPE assets are owned by the SPE and are not available to settle the obligations of the Company or any of its other subsidiaries. Substantially all of the remaining assets of Herc and certain of its U.S. and Canadian subsidiaries are encumbered in favor of our lenders under our ABL Credit Facility. None of such assets are available to satisfy the claims of our general creditors. See Note 11, "Debt" included in Part II, Item 8 "Financial Statements and Supplementary Data" of this Report for more information.

With respect to the Facilities, we refer to "Remaining Capacity" as the maximum principal amount of debt permitted to be outstanding under the Facilities (i.e., the amount of debt we could borrow assuming we possessed sufficient assets as collateral) less the principal amount of debt then-outstanding under the Facility. We refer to "Availability Under Borrowing Base Limitation" as the lower of Remaining Capacity or the Borrowing Base less the principal amount of debt then-outstanding under the Facility (i.e., the amount of debt we could borrow given the collateral we possess at such time).

As of December 31, 2024, the following was available to us (in millions):

	Remaining Capacity	Availability Under Borrowing Base Limitation
ABL Credit Facility	$ 1,845	$ 1,845
AR Facility	—	—
Total	**$ 1,845**	**$ 1,845**

During the third quarter of 2024, we entered into an amendment to the AR Facility to increase the aggregate commitments from $370 million to $400 million and extend the maturity to August 31, 2025. See Note 11, "Debt" included in Part II, Item 8 "Financial Statements and Supplementary Data" of this Report for more information.

As of December 31, 2024, $34 million of standby letters of credit were issued and outstanding, none of which have been drawn upon. The ABL Credit Facility had $216 million available under the letter of credit facility sublimit, subject to borrowing base restrictions.

Covenants

Our ABL Credit Facility, our AR Facility and our 2027 and 2029 Notes (collectively, the "Notes") contain a number of covenants that, among other things, limit or restrict our ability to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay certain indebtedness, make certain restricted payments (including paying dividends, redeeming stock or making other distributions), create liens, make investments, make acquisitions, engage in mergers, fundamentally change the nature of our business, make capital expenditures, or engage in certain transactions with certain affiliates.

Under the terms of our ABL Credit Facility, our AR Facility and our Notes, we are not subject to ongoing financial maintenance covenants; however, under the ABL Credit Facility, failure to maintain certain levels of liquidity will subject us to a contractually specified fixed charge coverage ratio of not less than 1:1 for the four quarters most recently ended. As of December 31, 2024, the appropriate levels of liquidity have been maintained, therefore this financial maintenance covenant is not applicable.

At December 31, 2024, Herc Holdings' balance sheet was substantially identical to that of Herc, with the exception of the debt held by Herc Holdings (2029 Notes, 2027 Notes and ABL Credit Facility) and certain components of shareholders equity. For the year ended December 31, 2024 and 2023, the statements of operations of Herc Holdings and Herc were identical with the exception of interest expense on the debt held at Herc Holdings that is not reflected in the statement of operations of Herc.

For further information on the terms of our Notes, ABL Credit Facility and AR Facility see Note 11, "Debt" included in Part II, Item 8 "Financial Statements and Supplementary Data" of this Report. For a discussion of the risks associated with our indebtedness, see Part I, Item 1A "Risk Factors" contained in this Report.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Dividends

On December 6, 2024, we declared a quarterly dividend of $0.665 per share to record holders as of December 16, 2024, with payment date of December 27, 2024. The declaration of dividends on our common stock is discretionary and will be determined by our board of directors in its sole discretion and will depend on our business conditions, financial condition, earnings, liquidity and capital requirements, contractual restrictions and other factors. The amounts available to pay cash dividends are restricted by our debt agreements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts in our consolidated financial statements and accompanying notes.

Certain of our accounting policies, as discussed below, involve a higher degree of judgment and complexity in their application and, therefore, represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results. For additional discussion of our critical accounting policies and estimates, as well as our significant accounting policies, see Note 2, "Basis of Presentation and Significant Accounting Policies" to the notes to our consolidated financial statements included in Part II, Item 8 of this Report.

Rental Equipment

Our principal assets are rental equipment, which represented 53.6% and 54.3% of our total assets as of December 31, 2024 and 2023, respectively. Rental equipment consists of equipment utilized in our equipment rental operations. When rental equipment is acquired, we use historical experience, industry residual value guidebooks and the monitoring of market conditions to set depreciation rates. Generally, we estimate the period that we will hold the asset, primarily based on historical measures of the amount of equipment usage and the targeted age of equipment at the time of disposal. We also estimate the residual value of the applicable rental equipment at the expected time of disposal. The residual value for rental equipment is affected by factors which include equipment age and amount of usage. Depreciation is recorded over the estimated holding period. Depreciation rates are reviewed regularly based on management's ongoing assessment of present and estimated future market conditions, their effect on residual values at the time of disposal and the estimated holding periods. To the extent that the useful lives of all of our rental equipment were to increase or decrease by one year, we estimate that our annual depreciation expense would decrease or increase by approximately $60 million or $75 million, respectively. Market conditions for used equipment sales also can be affected by external factors such as the economy, natural disasters, fuel prices, supply of similar used equipment, the market price for similar new equipment and incentives offered by manufacturers. As a result of this ongoing assessment, we make periodic adjustments to depreciation rates of rental equipment in response to changing market conditions. During the years ended December 31, 2024 and 2023, there were no material adjustments to our depreciation rates.

Defined Benefit Pension Obligations

The Herc Holdings Retirement Plan is a U.S. qualified defined benefit pension plan that has been frozen to new employees since it was established in 2016. Additionally, pursuant to various collective bargaining agreements, certain union-represented employees participate in multiemployer pension plans.

Employee pension costs and obligations are dependent on assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, salary growth, long-term return on plan assets, retirement rates, mortality rates and other factors. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such future periods. While we believe that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect our pension costs and obligations. The various employee-related actuarial assumptions (e.g., retirement rates, mortality rates and salary growth) used in determining pension costs and plan liabilities are reviewed periodically by management, assisted by the enrolled actuary, and updated as warranted. The discount rate used to value the pension liabilities and related expenses and the expected rate of return on plan assets are the two most significant assumptions impacting pension expense. The discount rate used is a market-based

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

rate as of the valuation date. For the expected return on assets assumption, we use a forward-looking rate that is based on the expected return for each asset class (including the value added by active investment management), weighted by the target asset allocation. The past annualized long-term performance of the Plan's assets has generally been in line with the long-term rate of return assumption.

Business Combinations

The Company has made multiple acquisitions and may continue to make acquisitions in the future. The assets acquired and liabilities assumed are recorded based on their respective fair values at the date of acquisition. Determining the fair value of the assets and liabilities acquired is judgmental in nature and can involve the use of significant estimates and assumptions. Long-lived assets (principally rental equipment), goodwill and other intangible assets generally represent the largest components of the acquisitions. Rental equipment is valued utilizing either a cost or market approach, or a combination of these methods, depending on the asset being valued and the availability of market data. The intangible assets that the Company has acquired are non-compete agreements, customer relationships and trade names and associated trademarks. The estimated fair values of these intangible assets reflect various assumptions about discount rates, revenue growth rates, operating margins, terminal values, useful lives and other prospective financial information. Goodwill is calculated as the excess of the cost of the acquired entity over the net of the fair value of the assets acquired and the liabilities assumed. Non-compete agreements, customer relationships and trade names and associated trademarks are valued based on an excess earnings or income approach based on projected cash flows and may be amortized over the useful life if they are determined to be finite-lived intangible assets.

As part of an acquisition, the Company will also acquire other assets and assume liabilities. These other assets and liabilities typically include, but are not limited to, parts inventory, accounts receivable, accounts payable and other working capital items. Because of their short-term nature, the fair values of these other assets and liabilities generally approximate the book values on the acquired entities' balance sheets.

Goodwill and Indefinite-Lived Intangible Assets

On an annual basis and at interim periods when circumstances require, we test the recoverability of our goodwill. Goodwill impairment is deemed to exist if the carrying value of goodwill of a reporting unit exceeds its fair value. A reporting unit is an operating segment or a business one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. We have assessed the guidance and performed our analysis using our two reporting units, core equipment rental and Cinelease.

Pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 350, *Intangibles-Goodwill and Other*, an entity may first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. Various factors are considered in performing the qualitative test, including macroeconomic conditions, industry and market considerations, the overall financial performance of our reporting unit, our stock price and the excess amount between our reporting unit's fair value and carrying value as indicated on our most recent quantitative assessment.

When assessing the fair value of our reporting units using a quantitative approach, we estimate the fair value using a combination of an income approach on the present value of estimated future cash flows and a market approach based on published earnings multiples of comparable entities with similar operations and economic characteristics as well as acquisition multiples paid in recent transactions. The key assumptions used in the discounted cash flow valuation model for impairment testing include discount rates, growth rates, cash flow projections and terminal value rates. Discount rates are set by using the weighted average cost of capital ("WACC") methodology. The WACC methodology considers market and industry data as well as company specific risk factors for each reporting unit in determining the appropriate discount rates to be used. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business. The cash flows represent management's most recent planning assumptions. These assumptions are based on a combination of industry outlooks, views on general economic conditions and our expected pricing plans. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. If the carrying value of the reporting unit is greater than its fair value, we recognize an impairment charge for the amount equal to that excess. A significant decline in the

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

projected cash flows or a change in the WACC used to determine fair value could result in a future goodwill impairment charge.

Indefinite-lived intangible assets, primarily trade names, are not amortized but are evaluated annually for impairment and whenever events or changes in circumstances indicate that the carrying amount of this asset may exceed its fair value. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

In connection with our impairment analysis for goodwill and indefinite-lived intangible assets conducted as of October 1, 2024, we assessed qualitative factors as described above to determine if it is more likely than not that goodwill and indefinite-lived assets may be impaired and concluded that there was no impairment related to such assets at such date. Subsequent to the assessment, it was determined that the goodwill attributable to Cinelease of $65 million was fully impaired as discussed further in Note 8, "Assets Held for Sale."

Finite-Lived Intangible and Long-Lived Assets

Finite-lived intangible assets include technology, customer relationships, and other intangibles. Intangible assets with finite lives are amortized over the estimated economic lives of the assets, which range from five to 14 years. These assets are primarily amortized using the straight-line method, however, certain assets may be amortized using an accelerated method that reflects the economic benefit to us. Long-lived assets, including intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the estimated fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less costs to sell. During the year ended December 31, 2024, we recorded an asset impairment charge related to Cinelease of $129 million as discussed further in Note 8, "Assets Held for Sale." In 2023, there were no asset impairment charges and for the year ended December 31, 2022, we recorded asset impairment charges of $3.5 million.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and net bases of assets and liabilities and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets by the amount that is more likely than not to be realized. Subsequent changes to enacted tax rates will result in changes to deferred taxes and any related valuation allowances. We have recorded a deferred tax asset for unutilized net operating loss carryforwards in various tax jurisdictions.

The Company has determined not to assert that earnings from foreign operations are permanently reinvested. Therefore, the Company recognizes deferred taxes on foreign earnings as appropriate. The Company has asserted that future earnings associated with the potential stock sale or liquidation of foreign subsidiaries is permanently reinvested. Accordingly, the Company has not recorded any deferred tax liabilities associated with these book-to-tax differences. We regularly review our cash positions and our determination of permanent reinvestment of foreign earnings. If we determine that all or a portion of such foreign earnings are repatriated, we may be subject to additional foreign withholding taxes and U.S. state income taxes. Many foreign jurisdictions impose taxes on distributions to other jurisdictions. Due to the variations and complexities of these laws, we believe it would be impractical to calculate and accrue these taxes beyond the normal earnings and profits standard for U.S. tax purposes.

In accordance with ASC Topic 740, *Income Taxes*, the Company recognizes, in its consolidated financial statements, the impact of the Company's tax positions that are more likely than not to be sustained upon examination. The Company will determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

authority with full knowledge of all relevant information. Upon determination that a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements.

We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, accruals for tax contingencies are established based on the probable outcomes of such matters. Our ongoing assessments of the probable outcomes of the examinations and related tax accruals require judgment and could increase or decrease our effective tax rate as well as impact our operating results.

RECENT ACCOUNTING PRONOUNCEMENTS

For a discussion of recent accounting pronouncements, see Note 2, "Basis of Presentation and Significant Accounting Policies" to the notes to our consolidated financial statements included in Part II, Item 8 "Financial Statements and Supplementary Data" of this Report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

RISK MANAGEMENT

For a discussion of additional risks arising from our operations, see Part I, Item 1A "Risk Factors" included in this Report.

Market Risk

We are exposed to a variety of market risks, including the effects of changes in interest rates (including credit spreads), foreign currency exchange rates and fluctuations in fuel prices. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Derivative financial instruments are viewed as risk management tools and have not been used for speculative or trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage our exposure to counterparty nonperformance on such instruments.

Interest Rate Risk

We have assessed our exposure to changes in interest rates by analyzing the sensitivity to our earnings assuming various changes in market interest rates. Assuming a hypothetical increase of one percentage point in interest rates on our ABL Credit Facility, AR Facility and cash and cash equivalents as of December 31, 2024, our pre-tax earnings would decrease by an estimated $19 million over a 12-month period.

From time to time, we may enter into interest rate swap agreements to manage interest rate risk on our mix of fixed and floating rate debt. Consistent with the terms of certain agreements governing our debt obligations, we may decide to hedge a portion of the floating rate interest exposure under the ABL Credit Facility to provide protection in respect of such exposure.

Foreign Currency Risk

We have foreign currency exposure to exchange rate fluctuations, primarily with respect to the Canadian dollar. We manage our foreign currency risk primarily by incurring, to the extent practicable, operating and financing expenses in the local currency in the countries in which we operate, including making fleet and equipment purchases and borrowing locally.

We also manage exposure to fluctuations in currency risk on cross currency intercompany loans we make to certain of our subsidiaries by entering into foreign currency forward contracts, when appropriate, which are intended to offset the impact of foreign currency movements on the underlying intercompany loan obligations.

During the year ended December 31, 2024, our foreign subsidiaries accounted for less than 10% of our total revenue and total income before income taxes. Based on the size of our foreign operations relative to the Company as a whole, we do not believe that a 10% change in exchange rates would have a material impact on our earnings. We do not engage in purchasing forward exchange contracts for speculative purposes.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Herc Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Herc Holdings Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2024 appearing under Item 8 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes

As described in Notes 2 and 15 to the consolidated financial statements, the Company recorded an income tax provision of $80 million for the year ended December 31, 2024 and has a net deferred tax liability balance of $800 million as of December 31, 2024. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Management also records deferred tax assets for unutilized net operating loss carryforwards in various tax jurisdictions. The effect of a change in tax rates is recognized in the period that includes the enactment date. Management records valuation allowances to reduce its deferred tax assets by the amount that is more likely than not to be realized. Management will determine whether it is more likely than not that a tax position will be sustained upon examination. Upon determination that a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements.

The principal considerations for our determination that performing procedures relating to income taxes is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the income tax provision and net deferred tax liability.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the income tax provision and deferred income taxes. These procedures also included, among others (i) testing the provision for income taxes, including the effective tax rate reconciliation and permanent and temporary differences; (ii) testing the completeness and accuracy of underlying data used in measuring and recognizing deferred tax assets and liabilities; (iii) testing the completeness of management's assessment of the identification of uncertain tax positions, and (iv) evaluating management's assessment of the realizability of deferred tax assets on a jurisdictional basis.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida
February 13, 2025

We have served as the Company's auditor since 2013.

HERC HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except par value)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 83	$ 71
Receivables, net of allowances of $22 and $20, respectively	589	563
Prepaid expenses	47	30
Other current assets	40	47
Assets held for sale	17	21
Total current assets	**776**	**732**
Rental equipment, net	4,225	3,831
Property and equipment, net	554	465
Right-of-use lease assets	852	665
Intangible assets, net	572	467
Goodwill	670	483
Other long-term assets	8	10
Assets held for sale	220	408
Total assets	**$ 7,877**	**$ 7,061**
LIABILITIES AND EQUITY		
Current liabilities:		
Current maturities of long-term debt and financing obligations	$ 21	$ 19
Current maturities of operating lease liabilities	39	37
Accounts payable	248	212
Accrued liabilities	239	221
Liabilities held for sale	15	19
Total current liabilities	**562**	**508**
Long-term debt, net	4,069	3,673
Financing obligations, net	101	104
Operating lease liabilities	842	646
Deferred tax liabilities	800	743
Other long-term liabilities	47	46
Liabilities held for sale	60	68
Total liabilities	**6,481**	**5,788**
Commitments and contingencies (Note 17)		
Equity:		
Preferred stock, $0.01 par value, 13.3 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 133.3 shares authorized, 33.3 and 33.1 shares issued and 28.4 and 28.2 shares outstanding	—	—
Additional paid-in capital	1,832	1,820
Retained earnings	633	498
Accumulated other comprehensive loss	(142)	(118)
Treasury stock, at cost, 4.9 shares and 4.9 shares	(927)	(927)
Total equity	**1,396**	**1,273**
Total liabilities and equity	**$ 7,877**	**$ 7,061**

The accompanying notes are an integral part of these financial statements.

HERC HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)

	Years Ended December 31,		
	2024	2023	2022
Revenues:			
Equipment rental	$ 3,189	$ 2,870	$ 2,552
Sales of rental equipment	311	346	125
Sales of new equipment, parts and supplies	37	38	36
Service and other revenue	31	28	27
Total revenues	**3,568**	**3,282**	**2,740**
Expenses:			
Direct operating	1,291	1,139	1,029
Depreciation of rental equipment	679	643	536
Cost of sales of rental equipment	224	252	89
Cost of sales of new equipment, parts and supplies	24	25	21
Selling, general and administrative	480	448	411
Non-rental depreciation and amortization	127	112	95
Interest expense, net	260	224	122
Loss on assets held for sale	194	—	—
Other expense (income), net	(2)	(8)	3
Total expenses	**3,277**	**2,835**	**2,306**
Income before income taxes	**291**	**447**	**434**
Income tax provision	(80)	(100)	(104)
Net income	**$ 211**	**$ 347**	**$ 330**
Weighted average shares outstanding:			
Basic	28.4	28.5	29.6
Diluted	28.5	28.7	30.2
Earnings per share:			
Basic	$ 7.43	$ 12.18	$ 11.15
Diluted	$ 7.40	$ 12.09	$ 10.92

The accompanying notes are an integral part of these financial statements.

HERC HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Years Ended December 31,					
	2024		**2023**		**2022**	
Net income	$	**211**	$	**347**	$	**330**
Other comprehensive income (loss):						
Foreign currency translation adjustments		(25)		7		(17)
Pension and postretirement benefit liability adjustments:						
Amortization of net losses and settlement losses included in net periodic pension cost		2		1		2
Pension and postretirement benefit liability adjustments arising during the period		(1)		3		(13)
Income tax provision related to pension and postretirement plans		—		—		(1)
Total other comprehensive income (loss)		(24)		11		(29)
Total comprehensive income	$	**187**	$	**358**	$	**301**

The accompanying notes are an integral part of these financial statements.

HERC HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions, except per share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Equity
	Shares	Amount					
Balance at December 31, 2021	**29.7**	**$ —**	**$ 1,822**	**$ (53)**	**$ (100)**	**$ (692)**	**$ 977**
Net income	—	—	—	330	—	—	330
Other comprehensive loss	—	—	—	—	(29)	—	(29)
Stock-based compensation charges	—	—	27	—	—	—	27
Dividends declared, $2.30 per share	—	—	(18)	(53)	—	—	(71)
Net settlement on vesting of equity awards	0.3	—	(15)	—	—	—	(15)
Employee stock purchase plan	—	—	4	—	—	—	4
Repurchase of common stock	(1.1)	—	—	—	—	(115)	(115)
Balance at December 31, 2022	**28.9**	**—**	**1,820**	**224**	**(129)**	**(807)**	**1,108**
Net income	—	—	—	347	—	—	347
Other comprehensive income	—	—	—	—	11	—	11
Stock-based compensation charges	—	—	18	—	—	—	18
Dividends declared, $2.53 per share	—	—	—	(73)	—	—	(73)
Net settlement on vesting of equity awards	0.3	—	(25)	—	—	—	(25)
Employee stock purchase plan	—	—	4	—	—	—	4
Exercise of stock options	0.1	—	3	—	—	—	3
Repurchase of common stock	(1.1)	—	—	—	—	(120)	(120)
Balance at December 31, 2023	**28.2**	**—**	**1,820**	**498**	**(118)**	**(927)**	**1,273**
Net income	—	—	—	211	—	—	211
Other comprehensive loss	—	—	—	—	(24)	—	(24)
Stock-based compensation charges	—	—	17	—	—	—	17
Dividends declared, $2.66 per share	—	—	—	(76)	—	—	(76)
Net settlement on vesting of equity awards	0.1	—	(12)	—	—	—	(12)
Employee stock purchase plan	—	—	5	—	—	—	5
Exercise of stock options	0.1	—	2	—	—	—	2
Balance at December 31, 2024	**28.4**	**$ —**	**$ 1,832**	**$ 633**	**$ (142)**	**$ (927)**	**$ 1,396**

The accompanying notes are an integral part of these financial statements.

HERC HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Years Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net income	$ 211	$ 347	$ 330
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of rental equipment	679	643	536
Depreciation of property and equipment	82	71	64
Amortization of intangible assets	45	41	31
Amortization of deferred debt and financing obligations costs	5	4	4
Stock-based compensation charges	17	18	27
Provision for receivables allowance	70	65	52
Loss on assets held for sale	194	—	—
Deferred taxes	59	89	83
Gain on sale of rental equipment	(87)	(94)	(36)
Other	12	1	5
Changes in assets and liabilities:			
Receivables	(62)	(98)	(172)
Other assets	(26)	(22)	(15)
Accounts payable	2	7	(23)
Accrued liabilities and other long-term liabilities	24	14	31
Net cash provided by operating activities	**1,225**	**1,086**	**917**
Cash flows from investing activities:			
Rental equipment expenditures	(1,048)	(1,320)	(1,168)
Proceeds from disposal of rental equipment	288	325	121
Non-rental capital expenditures	(161)	(156)	(104)
Proceeds from disposal of property and equipment	10	15	7
Acquisitions, net of cash acquired	(600)	(430)	(515)
Other investing activities	—	(15)	(23)
Net cash used in investing activities	**(1,511)**	**(1,581)**	**(1,682)**

The accompanying notes are an integral part of these financial statements.

HERC HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions)

	Years Ended December 31,		
	2024	2023	2022
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	800	—	—
Proceeds from revolving lines of credit and securitization	2,008	2,127	2,618
Repayments on revolving lines of credit and securitization	(2,399)	(1,387)	(1,616)
Principal payments under finance lease and financing obligations	(19)	(16)	(15)
Payment of debt financing costs	(9)	(1)	(8)
Dividends paid	(77)	(73)	(68)
Net settlement on vesting of equity awards	(12)	(25)	(15)
Proceeds from employee stock purchase plan	5	4	4
Proceeds from exercise of stock options	2	3	—
Repurchase of common stock	—	(120)	(115)
Net cash provided by financing activities	**299**	**512**	**785**
Effect of foreign exchange rate changes on cash and cash equivalents	(1)	—	(1)
Net change in cash and cash equivalents during the period	**12**	**17**	**19**
Cash and cash equivalents at beginning of period	71	54	35
Cash and cash equivalents at end of period	**$ 83**	**$ 71**	**$ 54**
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 258	$ 221	$ 114
Cash paid for income taxes, net	$ 12	$ 30	$ 22
Supplemental disclosures of non-cash investing activity:			
Purchases of rental equipment in accounts payable	$ 30	$ —	$ 38
Non-rental capital expenditures in accounts payable	$ 2	$ —	$ 17
Disposals of rental equipment in accounts receivable	$ 6	$ —	$ —
Supplemental disclosures of non-cash investing and financing activity:			
Equipment acquired through finance lease	$ 17	$ 24	$ 24

The accompanying notes are an integral part of these financial statements.

Note 1—Organization and Description of Business

Herc Holdings Inc. ("Herc Holdings" or the "Company") is one of the leading equipment rental suppliers with 451 locations in North America as of December 31, 2024. The Company conducts substantially all of its operations through subsidiaries, including Herc Rentals Inc. ("Herc"). With over 59 years of experience, the Company is a full-line equipment rental supplier offering a broad portfolio of equipment for rent. In addition to its principal business of equipment rental, the Company sells used equipment and contractor supplies such as construction consumables, tools, small equipment and safety supplies; provides repair, maintenance, equipment management services and safety training to certain of its customers; offers equipment re-rental services and provides on-site support to its customers; and provides ancillary services such as equipment transport, rental protection, cleaning, refueling and labor.

The Company's fleet includes aerial, earthmoving, material handling, trucks and trailers, air compressors, compaction, lighting, trench shoring, and studio and production equipment. The Company's equipment rental business is supported by ProSolutions®, its industry-specific solutions-based services, which includes power generation, climate control, remediation and restoration, and pumps, and its ProContractor professional grade tools.

Note 2—Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes. Actual results could differ materially from those estimates.

Significant estimates inherent in the preparation of the consolidated financial statements include receivables allowances, depreciation of rental equipment, the recoverability of long-lived assets, useful lives and impairment of long-lived tangible and intangible assets including goodwill and trade name, valuation of acquired intangible assets, pension and postretirement benefits, valuation of stock-based compensation, reserves for litigation and other contingencies and accounting for income taxes, among others.

Reclassifications

Certain amounts on the balance sheet in prior years have been reclassified to conform with the presentation in the current year.

Principles of Consolidation

The consolidated financial statements include the accounts of Herc Holdings and its wholly owned subsidiaries. In the event that the Company is a primary beneficiary of a variable interest entity, the assets, liabilities and results of operations of the variable interest entity are included in the Company's consolidated financial statements. The Company accounts for investments in joint ventures using the equity method when it has significant influence but not control and is not the primary beneficiary. All significant intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with an original maturity of three months or less.

Concentration of Credit Risk

The Company's cash and cash equivalents are held in checking accounts, various investment grade institutional money market accounts or bank term deposits. Deposits held at banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate such risks by spreading the risk across multiple counterparties and monitoring the risk profiles of these counterparties. In addition, the Company has credit risk from financial instruments used in hedging activities, when appropriate. The Company limits its exposure relating to financial instruments by diversifying the financial instruments among various counterparties, which consist of major financial institutions.

No single customer accounted for more than 3% of the Company's equipment rental revenue during the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024 and 2023, no single customer accounted for more than 5% of accounts receivable.

Receivables

Receivables are stated net of allowances and represent credit extended to customers and manufacturers that satisfy defined credit criteria. The estimate of the allowance for credit losses is based on the Company's historical experience and its judgment as to the likelihood of ultimate collection. Actual receivables are written-off against the allowance for credit losses when the Company determines the balance will not be collected. Estimates for future credit memos are based on historical experience and are reflected as reductions to revenue, while the provision for credit losses for rental transactions is reflected as a component of "Selling, general and administrative expenses" in the Company's consolidated statements of operations.

Rental Equipment

Rental equipment is stated at cost, net of related discounts, with holding periods ranging from one year to 15 years. Generally, when rental equipment is acquired, the Company estimates the period that it will hold the asset, primarily based on historical measures of the amount of rental activity (e.g. equipment usage) and the targeted age of equipment at the time of disposal. The Company also estimates the residual value of the applicable rental equipment at the expected time of disposal. The residual value for rental equipment is affected by factors which include equipment age and amount of usage. Depreciation is recorded over the estimated holding period. Depreciation rates are reviewed on a quarterly basis based on management's ongoing assessment of present and estimated future market conditions, their effect on residual values at the time of disposal and the estimated holding periods. Market conditions for used equipment sales can also be affected by external factors such as the economy, natural disasters, fuel prices, supply of similar used equipment, the market price for similar new equipment and incentives offered by manufacturers of new equipment. These key factors are considered when estimating future residual values and assessing depreciation rates. As a result of this ongoing assessment, the Company makes periodic adjustments to depreciation rates of rental equipment in response to changed market conditions.

Property and Equipment

Property and equipment are stated at cost and are depreciated utilizing the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the estimated useful lives of the related assets or leases, whichever is shorter.

Useful lives are as follows:

Buildings	8 to 33 years
Service vehicles	3 to 13 years
Machinery and equipment	1 to 15 years
Computer equipment	1 to 5 years
Furniture and fixtures	2 to 10 years
Leasehold improvements	The lesser of the asset life or expected lease term including lease extension options.

The Company follows the practice of charging routine maintenance and repairs, including the cost of minor replacements, to maintenance expense. Costs of major replacements are capitalized and depreciated.

Leases

Leases are classified as either finance or operating at inception of the lease, with classification affecting the pattern of expense recognition in the income statement. Operating and finance leases result in the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. ROU assets represent the Company's right to use the leased asset for the lease term and lease liabilities represent the obligation to make lease payments. The liability is calculated as the present value of the remaining minimum lease payments for existing operating leases using either the rate implicit in the lease or, if none exists, the Company's incremental borrowing rate. Operating lease cost is recorded on a straight-line basis over the remaining lease term. Finance lease cost includes amortization of the ROU assets on a straight-line basis and interest on the lease liabilities using the effective interest method.

In certain instances, the Company may sell property and enter into an arrangement to lease the property back from the landlord. In these instances, the Company performs a sale-leaseback analysis to determine if the assets can be removed from the balance sheet. If certain criteria are met, the Company recognizes the transaction as a sale, removes the assets from its balance sheet and reflects the future lease payments as rent expense. If the criteria for sale is not met, such as available repurchase options or continuing involvement with the property, the Company is considered the owner for accounting purposes. In these instances, the Company is precluded from derecognizing the assets from its balance sheet and will continue to depreciate the assets over the expected lease term. In conjunction with these arrangements, the Company records a financing obligation equal to the cash proceeds or fair market value of the assets received from the landlord. Lease payments for these properties are recognized as interest expense and a reduction of the financing obligation using the effective interest method. At the end of the lease term, including exercise of any renewal options, the net remaining financing obligation over the net carrying value of the fixed asset will be recognized as a non-cash gain on sale of the property.

Reserves for Self-Insured Claims

The obligation for public liability and property damage on self-insured equipment represents an estimate for both reported accident claims not yet paid, and claims incurred but not yet reported. The related liabilities are recorded on a non-discounted basis. Reserve requirements are based on actuarial evaluations of historical accident claim experience and trends, as well as future projections of ultimate losses, expenses, premiums and administrative costs. The adequacy of the liability is regularly monitored based on evolving accident claim history and insurance-related state legislation changes. If the Company's estimates change or if actual results differ from these assumptions, the amount of the recorded liability is adjusted to reflect these results.

The Company is exposed to various claims relating to our business, including those for which we provide self-insurance. Claims for which we self-insure include: (i) workers compensation claims; (ii) general liability claims by third parties for injury or property damage caused by our equipment or personnel; (iii) automobile liability claims; and (iv) employee health insurance claims. These types of claims may take a substantial amount of time to resolve and, accordingly, the ultimate liability associated with a particular claim, including claims incurred but not reported as of a period-end reporting date, may not be known for an extended period of time. The Company's methodology for developing self-insurance reserves is based on management estimates and independent third party actuarial estimates. The estimation process considers, among other matters, the cost of known claims over time, cost inflation and incurred but not reported claims. These estimates may change based on, among other things, changes in the Company's claim history or receipt of additional information relevant to assessing the claims and the amount of the recorded liability is adjusted to reflect these changes. The long-term portion of our self-insurance reserves is included in "Other long-term liabilities" in the consolidated balance sheet.

Defined Benefit Pension Plans and Other Employee Benefits

The Company's employee pension costs and obligations are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates, salary growth, long-term return on plan assets, retirement rates, mortality rates and other factors. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation, as well as independent studies of trends performed by actuaries. However, actual results may differ substantially from the estimates that were based on the assumptions. The Company uses a December 31 measurement date for all of the plans.

Actual results that differ from the Company's assumptions are accumulated and amortized over future periods and, therefore, generally affect its recognized expense in such future periods. While management believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect the Company's pension costs and obligations.

Foreign Currency Translation and Transactions

Assets and liabilities of international subsidiaries whose functional currency is the local currency are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average exchange rates throughout the year. The related translation adjustments are reflected in "Accumulated other comprehensive income (loss)" in the equity section of the Company's consolidated balance sheets. Foreign currency gains and losses resulting from transactions are included in earnings.

Business Combinations

The Company has made multiple acquisitions and may continue to make acquisitions in the future. The assets acquired and liabilities assumed are recorded based on their respective fair values at the date of acquisition. Long-lived assets (principally rental equipment), goodwill and other intangible assets generally represent the largest components of the acquisitions. Rental equipment is valued utilizing either a cost or market approach, or a combination of these methods, depending on the asset being valued and the availability of market data. The intangible assets that the Company has acquired are non-compete agreements, customer relationships, and trade names and associated trademarks. The estimated fair values of these intangible assets reflect various assumptions about discount rates, revenue growth rates, operating margins, terminal values, useful lives and other prospective financial information. Goodwill is calculated as the excess of the cost of the acquired entity over the net of the fair value of the assets acquired and the liabilities assumed. Non-compete agreements, customer relationships, and trade names and associated trademarks are valued based on an excess earnings or income approach based on projected cash flows and may be amortized over the useful life if they are determined to be finite-lived intangible assets. Determining the fair value of the assets and liabilities acquired is judgmental in nature and can involve the use of significant estimates and assumptions.

As part of an acquisition, the Company will also acquire other assets and assume liabilities. These other assets and liabilities typically include, but are not limited to, parts inventory, accounts receivable, accounts payable and other working capital items. Because of their short-term nature, the fair values of these other assets and liabilities generally approximate the book values on the acquired entities' balance sheets.

Goodwill and Indefinite-Lived Intangible Assets

On an annual basis and at interim periods when circumstances require, the Company tests the recoverability of its goodwill. The analysis is conducted as of October 1 each year. The Company has two reporting units and compares the carrying value of its reporting units to the fair value. If the carrying value of the reporting unit is greater than its fair value, the Company recognizes an impairment charge for the amount equal to that excess.

The Company may first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. If a quantitative impairment test is performed, the fair value of the reporting unit is estimated using a combination of an income approach on the present value of estimated future cash flows and a market approach based on published earnings multiples of comparable entities with similar operations and economic characteristics as well as acquisition multiples paid in recent transactions. The Company's discounted cash flows are based upon reasonable and appropriate assumptions, which are weighted for their likely probability of occurrence, about the underlying business activities of the Company.

Indefinite-lived intangible assets, primarily the Company's trade name, are not amortized but are evaluated annually for impairment and whenever events or changes in circumstances indicate that the carrying amount of this asset may exceed its fair value. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment charge is recognized in an amount equal to that excess.

Finite-Lived Intangible and Long-Lived Assets

Intangible assets include technology, customer relationships and other intangibles. Intangible assets with finite lives are amortized over the estimated economic lives of the assets, which range from five to 14 years. These assets are primarily amortized using the straight-line method, however, certain assets may be amortized using an accelerated method that reflects the economic benefit to the Company. Long-lived assets, including intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the estimated fair value of the asset.

Long-lived assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use are classified as assets held for sale. Upon designation as an asset held for sale, the carrying value of each long-lived asset or disposal group is recorded at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and depreciation expense is no longer recorded.

Revenue Recognition

The Company is principally engaged in the business of renting equipment. Ancillary to the Company's principal equipment rental business, the Company also sells used rental equipment, new equipment and parts and supplies and offers certain services to support its customers.

The Company's rental transactions are accounted for under ASC Topic 842, *Leases,* ("Topic 842"). Equipment rental revenue includes revenue generated from renting equipment to customers, including re-rent revenue, and is recognized on a straight-line basis over the length of the rental contract. Other equipment rental revenues include fees for the Company's rental protection program and environmental charges and are recognized on a straight-line basis over the length of the rental contract.

The Company's sale of rental and new equipment, parts and supplies along with certain services provided to customers are recognized under ASC Topic 606, *Revenue from Contracts with Customers,* ("Topic 606"). The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services.

See Note 3, "Revenue Recognition" for further discussion of the Company's revenue accounting.

Stock Based Compensation

Under the Company's stock based compensation plans, certain employees and members of the Company's board of directors have received grants of restricted stock units, performance stock units and stock options for Herc Holdings common stock.

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost is recognized over the period during which the employee is required to provide service in exchange for the award. The Company estimates the fair value of stock options issued at the date of grant using a Black-Scholes option-pricing model, which includes assumptions related to volatility, expected term, dividend yield and risk-free interest rate.

The Company accounts for restricted stock unit and performance stock unit awards as equity classified awards. For restricted stock units, the expense is based on the grant date fair value of the stock and the number of shares that vest, recognized over the service period. For performance stock units, the expense is based on the grant date fair value of the stock, recognized over a service period depending upon the applicable performance condition. For performance stock units, the Company re-assesses the probability of achieving the applicable performance condition each reporting period and adjusts the recognition of expense accordingly.

Income Taxes

The Company applies the provisions of ASC Topic 740, *Income Taxes,* ("Topic 740"), and computes the provision for income taxes on a Separate Return Basis. Under Topic 740, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and tax bases of assets and liabilities and are measured using the enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The Company records valuation allowances to reduce its deferred tax assets by the amount that is more likely than not to be realized. Subsequent changes to enacted tax rates and changes in the interpretations thereof will result in deferred taxes and changes to any related valuation allowances. Provisions are not made for income taxes on undistributed earnings of international subsidiaries that are intended to be indefinitely reinvested outside of the United States or are expected to be remitted free of taxes. Future distributions, if any, from these international subsidiaries to the United States or changes in U.S. tax rules may require a charge to reflect tax on these amounts.

In accordance with Topic 740, the Company recognizes, in its consolidated financial statements, the impact of the Company's tax positions that are more likely than not to be sustained upon examination. The Company will determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority with full knowledge of all relevant information. Upon determination that a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties for uncertain tax positions in income tax expense.

Recently Issued Accounting Pronouncements

Adopted

Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The Company adopted this guidance effective January 1, 2024 and has made the appropriate disclosures in Note 21, "Segment Information."

Not Yet Adopted

Improvements to Income Tax Disclosures

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)" ("ASU 2024-03"), which is intended to improve the disclosures about a public entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. The guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2024-03 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Note 3—Revenue Recognition

The Company is principally engaged in the business of renting equipment. Ancillary to the Company's principal equipment rental business, the Company also sells used rental equipment, new equipment and parts and supplies and offers certain services to support its customers. The Company operates in North America with revenue from the United States representing 92.9%, 92.0% and 91.2% of total revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company's rental transactions are accounted for under Topic 842. The Company's sale of rental and new equipment, parts and supplies along with certain services provided to customers are accounted for under Topic 606. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services.

The following summarizes the applicable accounting guidance for the Company's revenues (in millions):

| | Years Ended December 31, | | | | | | | | |
| | 2024 | | | 2023 | | | 2022 | | |
	Topic 842	Topic 606	Total	Topic 842	Topic 606	Total	Topic 842	Topic 606	Total
Revenues:									
Equipment rental	$ 2,862	$ —	$ 2,862	$ 2,577	$ —	$ 2,577	$ 2,284	$ —	$ 2,284
Other rental revenue:									
Delivery and pick-up	—	213	213	—	188	188	—	170	170
Other	114	—	114	105	—	105	98	—	98
Total other rental revenues	114	213	327	105	188	293	98	170	268
Total equipment rentals	**2,976**	**213**	**3,189**	**2,682**	**188**	**2,870**	**2,382**	**170**	**2,552**
Sales of rental equipment	—	311	311	—	346	346	—	125	125
Sales of new equipment, parts and supplies	—	37	37	—	38	38	—	36	36
Service and other revenues	—	31	31	—	28	28	—	27	27
Total revenues	**$ 2,976**	**$ 592**	**$ 3,568**	**$ 2,682**	**$ 600**	**$ 3,282**	**$ 2,382**	**$ 358**	**$ 2,740**

Topic 842 revenues

Equipment Rental Revenue

The Company offers a broad portfolio of equipment for rent on a daily, weekly or monthly basis, with substantially all rental agreements cancellable upon the return of the equipment. Virtually all customer contracts can be canceled by the customer with no penalty by returning the equipment within one day; therefore, the Company does not allocate the transaction price between the different contract elements.

Equipment rental revenue includes revenue generated from renting equipment to customers and is recognized on a straight-line basis over the length of the rental contract. As part of this straight-line methodology, when the equipment is returned, the Company recognizes as incremental revenue the excess, if any, between the amount the customer is contractually required to pay, which is based on the rental contract period applicable to the actual number of days the equipment was out on rent, over the cumulative amount of revenue recognized to date. In any given accounting period, the Company will have customers return equipment and be contractually required to pay more than the cumulative amount of revenue recognized to date under the straight-line methodology. Also included in equipment rental revenue is re-rent revenue in which the Company will rent specific pieces of equipment from vendors and then re-rent that equipment to its customers. Provisions for discounts, rebates to customers and other adjustments are provided for in the period the related revenue is recorded.

Other

Other equipment rental revenue is primarily comprised of fees for the Company's rental protection program and environmental charges. Fees paid for the rental protection program allow customers to limit the risk of financial loss in the event the

Company's equipment is damaged or lost. Fees for the rental protection program and environmental recovery fees are recognized on a straight-line basis over the length of the rental contract.

Topic 606 revenues

Delivery and pick-up

Delivery and pick-up revenue associated with renting equipment is recognized when the services are performed.

Sales of rental equipment, New equipment, Parts and supplies

The Company sells its used rental equipment, new equipment, parts and supplies. Revenues recorded for each category are as follows (in millions):

	Years Ended December 31,		
	2024	**2023**	**2022**
Sales of rental equipment	$ 311	$ 346	$ 125
Sales of new equipment	12	14	8
Sales of parts and supplies	25	24	28
Total	**$ 348**	**$ 384**	**$ 161**

The Company recognizes revenue from the sale of rental equipment, new equipment, parts and supplies when control of the asset transfers to the customer, which is typically when the asset is picked up by or delivered to the customer and when significant risks and rewards of ownership have passed to the customer. Sales and other tax amounts collected from customers and remitted to government authorities are accounted for on a net basis and, therefore, excluded from revenue.

The Company routinely sells its used rental equipment in order to manage repair and maintenance costs, as well as the composition, age and size of its fleet. The Company disposes of used equipment through a variety of channels including retail sales to customers and other third parties, sales to wholesalers, brokered sales and auctions.

The Company also sells new equipment, parts and supplies. The types of new equipment that the Company sells vary by location and include a variety of ProContractor tools and supplies, small equipment (such as work lighting, generators, pumps, compaction equipment and power trowels), safety supplies and expendables.

Under Topic 606, the accounts receivable balance, prior to allowances for credit losses, for the sale of rental equipment, new equipment, parts and supplies, was approximately $17 million and $11 million as of December 31, 2024 and 2023, respectively.

Service and other revenues

Service and other revenues primarily include revenue earned from equipment management and similar services for rental customers which includes providing customer support functions such as dedicated in-plant operations, plant management services, equipment and safety training, and repair and maintenance services particularly to industrial customers who request such services.

The Company recognizes revenue for service and other revenues as the services are provided. Service and other revenues are typically invoiced together with a customer's rental amounts and, therefore, it is not practical for the Company to separate the accounts receivable amount related to services and other revenues that are accounted for under Topic 606; however, such amount is not considered material.

Receivables and contract assets and liabilities

Most of the Company's equipment rental revenue is accounted for under Topic 842. The customers that are responsible for the remaining equipment rental revenue that is accounted for under Topic 606 are generally the same customers that rent the Company's equipment. Concentration of credit risk with respect to the Company's accounts receivable is limited because a large number of geographically diverse customers makes up its customer base. No single customer makes up more than 3% of the Company's equipment rental revenue or more than 5% of its accounts receivable balance for the last three years. The Company manages credit risk associated with its accounts receivable at the customer level through credit approvals, credit limits and other monitoring procedures. The Company maintains allowances for credit losses that reflect the Company's estimate of the amount of receivables that the Company will be unable to collect based on its historical write-off experience.

The Company does not have material contract assets or contract liabilities associated with customer contracts. The Company's contracts with customers do not generally result in material amounts billed to customers in excess of recognizable revenue. The Company did not recognize material revenue during the years ended December 31, 2024, 2023 or 2022 that was included in the contract liability balance as of the beginning of each period.

Performance obligations

Most of the Company's revenue recognized under Topic 606 is recognized at a point-in-time, rather than over time. Accordingly, in any particular period, the Company does not generally recognize a significant amount of revenue from performance obligations satisfied (or partially satisfied) in previous periods, and the amount of such revenue recognized during the years ended December 31, 2024, 2023 and 2022 was not material. We also do not expect to recognize material revenue in the future related to performance obligations that were unsatisfied (or partially unsatisfied) as of December 31, 2024.

Contract estimates and judgments

The Company's revenues accounted for under Topic 606 generally do not require significant estimates or judgments, primarily for the following reasons:

- The transaction price is generally fixed and stated on the Company's contracts;
- As noted above, the Company's contracts generally do not include multiple performance obligations, and accordingly do not generally require estimates of the standalone selling price for each performance obligation;
- The Company's revenues do not include material amounts of variable consideration; and
- Most of the Company's revenue is recognized as of a point-in-time and the timing of the satisfaction of the applicable performance obligations is readily determinable. As noted above, the revenue recognized under Topic 606 is generally recognized at the time of delivery to, or pick-up by, the customer.

The Company monitors and reviews its estimated standalone selling prices on a regular basis.

Note 4—Rental Equipment

Rental equipment consists of the following (in millions):

	December 31, 2024	December 31, 2023
Rental equipment	$ 6,423	$ 5,785
Less: Accumulated depreciation	(2,198)	(1,954)
Rental equipment, net	$ 4,225	$ 3,831

Note 5—Property and Equipment

Property and equipment consists of the following (in millions):

	December 31, 2024	December 31, 2023
Land and buildings	$ 136	$ 131
Service vehicles	591	488
Leasehold improvements	142	122
Machinery and equipment	33	27
Computer equipment and software	16	81
Furniture and fixtures	19	18
Construction in progress	22	20
Property and equipment, gross	**959**	**887**
Less: accumulated depreciation	(405)	(422)
Property and equipment, net	**$ 554**	**$ 465**

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $82 million, $71 million and $64 million, respectively, and is included in "Non-rental depreciation and amortization" in the Company's consolidated statements of operations.

The Company leases certain of its service vehicles and office equipment under finance leases. Depreciation of assets held under finance leases is included in depreciation expense. The gross amounts of property and equipment and related depreciation recorded under finance leases, included in the table above, were as follows (in millions):

	December 31, 2024	December 31, 2023
Service vehicles	$ 124	$ 109
Furniture and fixtures	2	2
Finance lease assets, gross	**126**	**111**
Less: accumulated depreciation	(52)	(37)
Finance lease assets, net	**$ 74**	**$ 74**

The Company has entered into financing obligations to lease certain of its properties as discussed further in Note 12, "Financing Obligations." Depreciation of assets held under financing obligations is included in depreciation expense. The gross amounts of land, building and leasehold improvements and related depreciation recorded under financing obligations, included in the table above, were as follows (in millions):

	December 31, 2024	December 31, 2023
Land, building and leasehold improvements	$ 72	$ 72
Less: accumulated depreciation	(42)	(40)
Net assets under financing obligations	**$ 30**	**$ 32**

Note 6—Business Combinations

On July 16, 2024, the Company completed the acquisition of substantially all of the assets of Otay Mesa Sales ("Otay"). Otay was a full-service general equipment rental company comprised of approximately 135 employees and 4 locations serving construction and industrial customers throughout the metropolitan areas of San Diego, California and Phoenix and Yuma, Arizona. The aggregate consideration for the acquisition was approximately $273 million. The acquisition and related fees and expenses were funded through available cash and drawings on the senior secured asset-based revolving credit facility.

The following table summarizes the purchase price allocation of the assets acquired and liabilities assumed (in millions):

Accounts receivable	$	15
Rental equipment		129
Property and equipment		9
Intangibles[(a)]		65
Total identifiable assets acquired		**218**
Current liabilities		1
Net identifiable assets acquired		**217**
Goodwill[(b)]		56
Net assets acquired	$	**273**

(a) The following table reflects the fair values and useful lives of the acquired intangible assets identified (in millions):

	Otay		Life (years)
Customer relationships	$	61	14
Non-compete agreements		4	5
Total acquired intangible assets	$	**65**	

(b) The level of goodwill that resulted from the acquisition is primarily reflective of operational synergies that the Company expects to achieve that are not associated with identifiable assets, the value of Otay's assembled workforce and new customer relationships expected to arise from the acquisition. All of the goodwill is expected to be deductible for income tax purposes.

The assets and liabilities for Otay were recorded as of July 16, 2024 and the results of operations have been included in the Company's consolidated results of operations since that date. Total revenue and income before taxes for Otay included in the consolidated statement of operations since the acquisition date are $35 million and $6 million, respectively.

Pro Forma Supplementary Data

The unaudited pro forma supplementary data presented in the table below (in millions) gives effect to the acquisition of Otay as if it had been included in the Company's condensed consolidated results for the entire period reflected. The unaudited pro forma supplementary data is provided for informational purposes only and is not indicative of the Company's results of operations had the acquisitions been included for the period presented, nor is it indicative of the Company's future results.

	Year Ended December 31, 2024			Year Ended December 31, 2023		
	Herc	Otay	Total	Herc	Otay	Total
Historic/pro forma total revenues	3,568 $	41 $	3,609 $	3,282 $	73 $	3,355
Historic/combined pretax income	291	4	295	447	10	457
Pro forma adjustments to consolidated pretax income:						
Impact of fair value adjustments/useful life changes on depreciation[(a)]		3	3		3	3
Intangible asset amortization[(b)]		(5)	(5)		(8)	(8)
Interest expense[(c)]		(10)	(10)		(18)	(18)
Elimination of historic interest[(d)]		3	3		5	5
Elimination of merger related costs[(e)]		2	2		—	—
Pro forma pretax income		$	**288**		$	**439**

(a) Depreciation of rental equipment was adjusted for the fair value at acquisition and changes in useful lives of equipment acquired.
(b) Intangible asset amortization was adjusted to include amortization of the acquired intangible assets.
(c) As discussed above, the Company funded the Otay acquisition primarily using drawings on its senior secured asset-based revolving credit facility. Interest expense was adjusted to reflect interest on such borrowings.
(d) Historic interest on debt that is not part of the combined entity was eliminated.
(e) Merger related direct costs primarily comprised of financial and legal advisory fees associated with the Otay acquisition were eliminated as they were assumed to have been recognized prior to the pro forma acquisition date.

Other Acquisitions

In addition to the acquisition of Otay disclosed above, during the year ended December 31, 2024, the Company acquired eight companies with a total of 24 branches. During the year ended December 31, 2023, the Company acquired 12 companies totaling 21 branches.

Note 7—Goodwill and Intangible Assets

Goodwill

The Company performed its annual goodwill impairment test as of October 1 and determined that no impairment existed at such date. Subsequent to the annual impairment test, it was determined that goodwill classified as assets held for sale was fully impaired, see Note 8, "Assets Held for Sale" for further discussion. There was no impairment during the year ended December 31, 2023.

The following summarizes the Company's goodwill (in millions):

| | Years Ended December 31, | |
	2024	2023
Balance at the beginning of the period:		
Goodwill, gross	$ 1,154	$ 1,088
Accumulated impairment losses	(671)	(669)
Goodwill	**483**	**419**
Goodwill classified as held for sale	—	(65)
Additions	190	128
Currency translation	(3)	1
Balance at the end of the period:		
Goodwill, gross	1,334	1,154
Accumulated impairment losses	(664)	(671)
Goodwill	**$ 670**	**$ 483**

Intangible Assets

The Company performed its annual impairment test of indefinite-lived intangible assets as of October 1 and assessed finite-lived intangible assets for impairment triggers and determined that no impairment existed at such date. Subsequent to the annual impairment test, it was determined that certain finite-lived intangible assets classified as assets held for sale were impaired, see Note 8, "Assets Held for Sale" for further discussion. There was no impairment during the year ended December 31, 2023.

Intangible assets, net, consisted of the following major classes (in millions):

| | December 31, 2024 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Finite-lived intangible assets:			
Customer-related and non-compete agreements	$ 382	$ (106)	$ 276
Internally developed software[(a)]	39	(14)	25
Total	**421**	**(120)**	**301**
Indefinite-lived intangible assets:			
Trade name	271	—	271
Total intangible assets, net	**$ 692**	**$ (120)**	**$ 572**

(a) Includes capitalized costs of $14 million yet to be placed into service.

	December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Finite-lived intangible assets:			
Customer-related and non-compete agreements	$ 248	$ (69)	$ 179
Internally developed software[a]	64	(47)	17
Total	**312**	**(116)**	**196**
Indefinite-lived intangible assets:			
Trade name	271	—	271
Total intangible assets, net	**$ 583**	**$ (116)**	**$ 467**

(a) Includes capitalized costs of $3 million yet to be placed into service.

For all intangible assets acquired during the year ended December 31, 2024, customer relationships have a weighted-average useful life of 12.7 years and non-compete agreements have a weighted-average useful life of 5.0 years.

Amortization of intangible assets for the years ended December 31, 2024, 2023 and 2022 was $45 million, $41 million and $31 million, respectively. Based on the amortizable assets in-service as of December 31, 2024, the Company expects amortization expense to be approximately $48 million in 2025, $41 million in 2026, $27 million in 2027, $24 million in 2028, $22 million in 2029, and $125 million thereafter.

Note 8—Assets Held for Sale

The Company's assets held for sale consist of the Cinelease studio entertainment and lighting and grip equipment rental business ("Cinelease"). The film and studio entertainment industry has shifted to a studio centric model where owning or managing a large footprint of studios is becoming more important to be a competitive equipment rental provider, requiring significant investment in fully managed studios. This business model is a departure from the Company's stated growth strategy.

During the fourth quarter of 2023, it was determined that Cinelease met all criteria to be classified as assets held for sale with the expectation of a transaction to be completed within 12 months. Since the determination was made, market conditions changed due to labor strikes within the industry that had impacts to Cinelease which slowed the process of exploring strategic alternatives. Cinelease continues to be actively marketed for sale and management expects a transaction to be completed in 2025.

The Company assesses the fair value, less estimated costs to sell, each reporting period it remains classified as held for sale. During the fourth quarter of 2024, there was indication that the carrying value of Cinelease was greater than the fair value, less estimated costs to sell, based on slower than anticipated return of business subsequent to settlement of actual and potential labor strikes, therefore an impairment analysis was performed. The fair value was estimated using a market approach based on offers received through a competitive bid process, exclusive of potential earnouts for future performance. Accordingly, the Company recorded a loss on assets held for sale of approximately $194 million.

The following table summarizes the assets and liabilities held for sale (in millions):

	December 31, 2024		December 31, 2023	
Assets held for sale:				
Cash and cash equivalents	$	—	$	1
Receivables		6		8
Other current assets		11		12
Total current assets held for sale	**$**	**17**	**$**	**21**
Rental equipment, net	$	124	$	183
Property and equipment, net		23		34
Right-of-use lease assets		47		75
Intangible assets, net		2		4
Goodwill		—		65
Other long-term assets		24		47
Total long-term assets held for sale	**$**	**220**	**$**	**408**
Liabilities held for sale:				
Current maturities of operating lease liabilities	$	7	$	8
Accounts payable		5		6
Accrued liabilities		3		5
Total current liabilities held for sale	**$**	**15**	**$**	**19**
Operating lease liabilities	$	60	$	68
Total long-term liabilities held for sale	**$**	**60**	**$**	**68**

Note 9—Leases

The Company leases real estate, office equipment and service vehicles. The Company's leases have remaining lease terms of up to 23 years, some of which include options to extend the leases for up to 20 years. The Company determines the lease term used to record each lease by including the initial lease term and, in the case where there are options to extend, will include the option to extend if it has determined that it reasonably certain that the Company would exercise those options.

The Company also leases certain equipment that it rents to its customers where the payments vary based upon the amount of time the equipment is on rent. There are no fixed payments on these leases and, therefore, no lease liability or ROU assets have been recorded. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense for these leases is recognized on a straight-line basis over the lease term.

The components of lease expense consist of the following (in millions):

	Classification	Years Ended December 31,	
		2024	2023
Operating lease cost[a]	Direct operating	$ 158	$ 132
Finance lease cost:			
Amortization of ROU assets	Depreciation and amortization	16	14
Interest on lease liabilities	Interest expense, net	3	2
Sublease income	Equipment rental revenue	(77)	(61)
Net lease cost		**$ 100**	**$ 87**

(a)   Includes short-term leases of $62 million and $52 million for the year ended December 31, 2024 and 2023, respectively, and variable lease costs of $6 million and $3 million for the year ended December 31, 2024 and 2023, respectively.

Balance sheet information related to leases consists of the following (in millions):

	Classification	December 31, 2024	December 31, 2023
Assets			
Operating lease ROU assets	Right-of-use assets	$ 852	$ 665
Finance lease ROU assets	Property and equipment, net[a]	74	74
Total leased assets		**$ 926**	**$ 739**
Liabilities			
Current:			
Operating	Current maturities of operating lease liabilities	$ 39	$ 37
Finance	Current maturities of long-term debt and financing obligations	17	15
Non-current:			
Operating	Operating lease liabilities	842	646
Finance	Long-term debt, net	60	61
Total lease liabilities		**$ 958**	**$ 759**

(a)   Finance lease right-of-use assets are recorded net of accumulated amortization of $52 million and $37 million for the years ended December 31, 2024 and 2023, respectively.

	Years Ended December 31,	
	2024	2023
Weighted average remaining lease term:		
Operating leases	17.1	16.8
Finance leases	5.1	5.4
Weighted average discount rate:		
Operating leases	4.31 %	3.95 %
Finance leases	4.29 %	4.01 %

Cash flow information related to leases consists of the following (in millions):

	Years Ended December 31,	
	2024	**2023**
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 51	$ 49
Operating cash flows from finance leases	3	2
Financing cash flows from finance leases	16	12
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	300	291
Finance leases	17	24

Maturities of lease liabilities are as follows (in millions):

	Operating Leases	**Finance Leases**
2025	$ 76	$ 20
2026	82	18
2027	78	14
2028	75	13
2029	72	11
Thereafter	942	11
Total lease payments	**1,325**	**87**
Less: Interest	(444)	(10)
Present value of lease liabilities	**$ 881**	**$ 77**

Note 10—Accrued Liabilities

Accrued liabilities consists of the following (in millions):

	December 31, 2024	December 31, 2023
Accrued compensation and benefit costs	$ 58	$ 51
Rebate accrual	43	56
Taxes payable	30	28
Accrued interest	38	37
Customer related deferrals	19	18
Insurance reserves	31	18
Acquisition holdbacks	13	3
Other	7	10
Total accrued liabilities	**$ 239**	**$ 221**

Note 11—Debt

The Company's debt consists of the following (in millions):

	Weighted Average Effective Interest Rate at December 31, 2024	Weighted Average Stated Interest Rate at December 31, 2024	Fixed or Floating Interest Rate	Maturity	December 31, 2024	December 31, 2023
Senior Notes						
2027 Notes	5.61%	5.50%	Fixed	2027	$ 1,200	$ 1,200
2029 Notes	6.91%	6.63%	Fixed	2029	$ 800	—
Other Debt						
ABL Credit Facility	N/A	5.83%	Floating	2027	1,621	2,072
AR Facility	N/A	5.36%	Floating	2025	400	345
Finance lease liabilities	4.29%	N/A	Fixed	2025-2032	77	76
Unamortized Debt Issuance Costs[a]					(12)	(5)
Total debt					**4,086**	**3,688**
Less: Current maturities of long-term debt					(17)	(15)
Long-term debt, net					**$ 4,069**	**$ 3,673**

(a)   Unamortized debt issuance costs totaling $6 million and $8 million related to the ABL Credit Facility and AR Facility (as each is defined below) as of December 31, 2024 and 2023, respectively, are included in "Other long-term assets" in the consolidated balance sheets.

The effective interest rate for the fixed rate 2027 Notes and 2029 Notes (as defined below) includes the stated interest on the notes and the amortization of any debt issuance costs.

Maturities

The nominal principal amounts of maturities of debt for each of the periods ending December 31 are as follows (in millions):

2025	$ 17
2026	16
2027	3,233
2028	12
2029	810
Thereafter	10
Total	**$ 4,098**

The Company's liquidity needs arise from the funding of its costs of operations and capital expenditures, debt service on its indebtedness, funding acquisitions, payment of dividends and repurchases of its shares. The Company believes that cash generated from operations and cash received from the disposal of rental and other equipment, together with amounts available under its senior secured asset-based revolving credit facility (the "ABL Credit Facility") and AR Facility (as defined below) will be adequate to permit the Company to meet its obligations over the next 12 months.

Senior Notes—2027 Notes

On July 9, 2019, the Company issued $1.2 billion aggregate principal amount of its 5.50% Senior Notes due 2027 (the "2027 Notes"). Interest on the 2027 Notes accrues at the rate of 5.50% per annum and is payable semi-annually in arrears on January 15 and July 15. The 2027 Notes will mature on July 15, 2027.

Ranking; Guarantees

The 2027 Notes are the Company's senior unsecured obligations, ranking equally in right of payment with all of the Company's existing and future senior indebtedness, effectively junior to any of the Company's existing and future secured indebtedness, including the ABL Credit Facility, to the extent of the value of the assets securing such indebtedness, and senior in right of payment to any of the Company's existing and future subordinated indebtedness. The 2027 Notes are guaranteed on a senior unsecured basis, subject to limited exceptions including special purpose securitization subsidiaries, by the Company's current and future domestic subsidiaries.

Redemption

The Company may redeem the 2027 Notes, in whole or in part, at any time (i) on or after July 15, 2024 and prior to July 15, 2025, at a price equal to 100.917% of the principal amount of the 2027 Notes and (ii) on or after July 15, 2025, at a price equal to 100.000% of the principal amount of the 2027 Notes, in each case, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date.

Covenants

The indenture governing the 2027 Notes contains certain covenants applicable to the Company and its restricted subsidiaries, including limitations on liens, indebtedness, mergers, consolidations and acquisitions, sales, transfers and other dispositions of assets, loans and other investments, dividends and other distributions, stock repurchases and redemptions and other restricted payments, restrictions affecting subsidiaries, transactions with affiliates and designations of unrestricted subsidiaries. Upon the occurrence of certain events constituting a change of control triggering event, the Company is required to make an offer to repurchase all of the 2027 Notes (unless otherwise redeemed) at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any to (but excluding) the repurchase date. If the Company sells assets under certain circumstances, it must use the proceeds to make an offer to purchase the 2027 Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Events of Default

The indenture also provides for customary events of default, including the following (subject to any applicable cure period): nonpayment, breach of covenants in the indenture, payment defaults under or acceleration of certain other indebtedness, failure to discharge certain judgments and certain events of bankruptcy, insolvency and reorganization. If an event of default occurs or is continuing, the trustee or the holders of at least 30% in aggregate principal amount of the 2027 Notes then outstanding may declare the principal of, premium, if any, and accrued and unpaid interest, if any, to be due and payable immediately.

Senior Notes—2029 Notes

On June 7, 2024, the Company issued $800 million aggregate principal amount of its 6.625% Senior Notes due 2029 (the "2029 Notes" and, together with the 2027 Notes, the "Notes"). The net proceeds were used to repay a portion of the indebtedness outstanding under the ABL Credit Facility and to pay related fees and expenses. Interest on the 2029 Notes accrues at the rate of 6.625% per annum and will be payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2024. The 2029 Notes will mature on June 15, 2029.

Ranking; Guarantees

The 2029 Notes are the Company's senior unsecured obligations, ranking equally in right of payment with all of the Company's existing and future senior indebtedness, effectively junior to any of the Company's existing and future indebtedness, including the ABL Credit Facility, to the extent of the value of the assets securing such indebtedness, and senior in right of payment to any of the Company's existing and future subordinated indebtedness. The 2029 Notes are guaranteed on a senior unsecured basis, subject to limited exceptions including special purpose securitization subsidiaries, by the Company's current and future domestic subsidiaries.

Redemption

The Company may, at its option, redeem the 2029 Notes, in whole or in part, at any time prior to June 15, 2026, at a price equal to 100% of the aggregate principal amount of the 2029 Notes, plus the applicable make-whole premium and accrued and unpaid interest, if any, to, but excluding, the redemption date. The Company may, at its option, redeem the 2029 Notes, in whole or in part, at any time (i) on or after June 15, 2026 and prior to June 15, 2027, at a price equal to 103.313% of the principal amount of the 2029 Notes, (ii) on or after June 15, 2027 and prior to June 15, 2028, at a price equal to 101.656% of the principal amount of the 2029 Notes and (iii) on or after June 15, 2028, at a price equal to 100.000% of the principal amount of the 2029 Notes, in each case, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. In addition, at any time on or prior to June 15, 2026, the Company may, at its option, redeem up to 40% of the aggregate principal amount of the 2029 Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.625% of the principal amount of the 2029 Notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Covenants

The indenture governing the 2029 Notes contains certain covenants applicable to the Company and its restricted subsidiaries, including limitations on: indebtedness; restricted payments; liens; dispositions of proceeds from asset sales; transactions with affiliates; dividends and other payment restrictions affecting restricted subsidiaries; designations of unrestricted subsidiaries; and mergers, consolidations and sale of assets. Upon the occurrence of certain events constituting a change of control triggering event, the Company is required to make an offer to repurchase all of the 2029 Notes (unless otherwise redeemed) at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If the Company sells assets under certain circumstances, it must use the proceeds to make an offer to purchase the 2029 Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Events of Default

The indenture also provides for customary events of default, including the following (subject to any applicable cure period): nonpayment, breach of covenants in the indenture, payment defaults under or acceleration of certain other indebtedness, failure to discharge certain judgments and certain events of bankruptcy, insolvency and reorganization. If an event of default occurs or is continuing, the trustee or the holders of at least 30% in aggregate principal amount of the 2029 Notes then outstanding may declare the principal of, premium, if any, and accrued and unpaid interest, if any, to be due and payable immediately.

ABL Credit Facility

On July 31, 2019, Herc Holdings, Herc and certain other subsidiaries of Herc Holdings entered into a credit agreement with respect to a senior secured asset-based revolving credit facility, which was amended and extended on July 5, 2022. The aggregate amount of the revolving credit commitments is $3.5 billion (subject to availability under a borrowing base). Up to $250 million of the revolving loan facility is available for the issuance of letters of credit, subject to certain conditions including issuing lender participation. Subject to the satisfaction of certain conditions and limitations, the ABL Credit Facility allows for the addition of incremental revolving commitments and/or incremental term loans.

The ABL Credit Facility was also amended to include a provision that the Company, in consultation with a Sustainability Coordinator, may establish key performance indicators ("KPIs") with respect to certain environmental, social and governance targets of the Company and its subsidiaries, which if mutually agreed, may be incorporated into the ABL Credit Facility through an amendment (an "ESG Amendment"). Upon the effectiveness of an ESG Amendment, the commitment fee and the spreads applicable to revolving loans may be increased or decreased within certain limits based on performance against the KPIs.

Maturity

The ABL Credit Facility matures on July 5, 2027.

Guarantees; Collateral/Security

The obligations of each of the borrowers under the ABL Credit Facility are guaranteed by each of Herc Holdings' direct and indirect U.S. and Canadian subsidiaries, with certain exceptions, including special purpose securitization subsidiaries. The obligations of the borrowers under the ABL Credit Facility and the guarantees thereof are secured by security interests in substantially all of the assets of each borrower and guarantor, including pledges of all the capital stock of all of their direct subsidiaries, with certain exceptions. The liens securing the ABL Credit Facility are subject to certain exceptions. Also, subject to certain limitations and conditions, the ABL Credit Facility permits the incurrence of future secured debt on a basis either pari passu with, or subordinated to, the liens securing the ABL Credit Facility.

Interest

The interest rates applicable to any loans under the ABL Credit Facility are based, at the option of the borrowers, on (i) a floating rate based on Term SOFR (for loans denominated in U.S. dollars) or CORRA (for loans denominated in Canadian dollars) plus an initial margin of 1.375% and a SOFR adjustment of 0.10% per annum or (ii) a base rate plus an initial margin of 0.50%, in each case, where margin is adjusted under the ABL Credit Facility based on the quarterly average excess availability under the ABL Credit Facility.

Covenants

The ABL Credit Facility contains a number of covenants that, among other things, limit or restrict the ability of the borrowers and their subsidiaries to incur additional indebtedness, prepay other indebtedness, make dividends and other restricted payments, create or incur liens, make acquisitions and other investments, engage in mergers, consolidations or sales of assets, engage in certain transactions with affiliates, and enter into certain restrictive agreements limiting the ability to create or incur liens. In addition, under the ABL Credit Facility, upon excess availability falling below certain levels, the borrowers will be required to comply with a minimum fixed charge coverage ratio of no less than 1.00:1.00. As of December 31, 2024, the appropriate levels of liquidity have been maintained, therefore this financial maintenance covenant is not applicable.

Events of Default

The ABL Credit Facility provides that the occurrence of any of the following events will constitute an event of default: payment default, breach of representation or warranty, covenant breach, cross default to other material indebtedness, certain bankruptcy events, dissolution, invalidity of the credit agreement or any intercreditor agreement (if any), judgment in excess of a certain monetary threshold, any security or guarantee documents cease to be in effect, an ERISA event, pension event or a change of control. Upon the occurrence and during the continuation of an event of default, the agent may exercise remedies on behalf of the lenders, including accelerating the repayment of outstanding loans under the ABL Credit Facility.

Accounts Receivable Securitization Facility

The accounts receivable securitization facility (the "AR Facility") was amended in August 2024 to extend the maturity date to August 31, 2025 and increase the aggregate commitments from $370 million to $400 million. In connection with the AR Facility, Herc sells its accounts receivables on an ongoing basis to Herc Receivables U.S. LLC, a wholly-owned special-purpose entity (the "SPE"). The SPE's sole business consists of the purchase by the SPE of accounts receivable from Herc and borrowing by the SPE against the eligible accounts receivable from the lenders under the facility. The borrowings are secured by liens on the accounts receivable and other assets of the SPE. Collections on the accounts receivable are used to service the borrowings. The SPE is a separate legal entity that is consolidated in the Company's financial statements. The SPE assets are owned by the SPE and are not available to settle the obligations of the Company or any of its other subsidiaries. Herc is the servicer of the accounts receivable under the AR Facility. All of the obligations of the servicer and certain indemnification obligations of the SPE under the agreements governing the AR Facility are guaranteed by Herc pursuant to a performance guarantee. The AR Facility is excluded from current maturities of long-term debt as the Company has the intent and ability to fund the AR Facility's borrowings on a long-term basis either by further extending the maturity date of the AR Facility or by utilizing the capacity available at the balance sheet date under the ABL Credit Facility.

The agreements governing the AR Facility contain restrictions and covenants which include limitations applicable to Herc and the SPE on the creation of certain liens, and restrictions and covenants which include limitations applicable to the SPE on the making of certain restricted payments, and limitations applicable to Herc and the SPE with respect to certain corporate acts such as mergers, consolidations and the sale of substantially all assets, with certain exceptions. The Company was in compliance with all such covenants as of December 31, 2024.

The financing agreement with the lenders provides for customary events of default (subject to customary exceptions, thresholds and grace periods) including, without limitation, failure to perform covenants, ineffectiveness of transaction documents, invalidity of security interests or failure to cooperate in the administrative agent's assumption of control of accounts, material inaccuracy of representations or warranties, failure of certain ratios related to the accounts receivables, specified cross default and cross acceleration to other material indebtedness, certain bankruptcy events, certain ERISA events, material judgments, material adverse effect and change in control.

Borrowing Capacity and Availability

After outstanding borrowings, the following was available to the Company under the ABL Credit Facility and AR Facility as of December 31, 2024 (in millions):

	Remaining Capacity		Availability Under Borrowing Base Limitation	
ABL Credit Facility	$	1,845	$	1,845
AR Facility		—		—
Total	**$**	**1,845**	**$**	**1,845**

Letters of Credit

As of December 31, 2024, $34 million of standby letters of credit were issued and outstanding, none of which have been drawn upon. The ABL Credit Facility had $216 million available under the letter of credit facility sublimit, subject to borrowing base restrictions.

Note 12—Financing Obligations

In prior years, Herc entered into sale-leaseback transactions pursuant to which it sold 44 properties located in the U.S. and certain service vehicles. The sale of the properties and service vehicles did not qualify for sale-leaseback accounting; therefore, the book value of the assets remain on the Company's consolidated balance sheet. The Company's financing obligations consist of the following (in millions):

	Weighted Average Effective Interest Rate at December 31, 2024	Maturity	December 31, 2024		December 31, 2023	
Financing obligations	5.45%	2026-2038	$	107	$	110
Unamortized financing issuance costs				(2)		(2)
Total financing obligations				**105**		**108**
Less: Current maturities of financing obligations				(4)		(4)
Financing obligations, net			**$**	**101**	**$**	**104**

As of December 31, 2024, future minimum financing payments for the agreements referred to above are as follows (in millions):

2025	$	10
2026		10
2027		10
2028		9
2029		9
Thereafter		72
Total minimum financing obligations payments		**120**
Obligations subject to non-cash gain on future sale of property		35
Less amount representing interest (at a weighted-average interest rate of 5.45%)		(48)
Total financing obligations	**$**	**107**

Note 13—Employee Retirement Benefits

401(k) Savings Plan and Other Defined Contribution Plan

On July 1, 2016, the Company established the Herc Holdings Savings Plan covering all of its U.S. employees. Contributions to the plans are made by both the employee and the Company. Company contributions to these plans are based on the level of employee contributions and formulas determined by the Company. Expenses for the defined contribution plans for the years ended December 31, 2024, 2023 and 2022 were approximately $23 million, $20 million and $16 million, respectively.

Defined Benefit Pension and Postretirement Plans

The Company sponsors the Herc Holdings Retirement Plan (the "Plan"), a U.S. qualified pension plan. The Plan has been frozen to new participants since it was established in July 2016.

Postretirement benefits, other than pensions, provide healthcare benefits, and in some instances, life insurance benefits for certain eligible retired employees in the U.S.

The Company reflects the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability. This amount is defined as the difference between the fair value of plan assets and the benefit obligation. The Company is required to recognize as a component of other comprehensive income (loss), net of tax, the actuarial gains/losses and prior service credits that arise but were not previously required to be recognized as components of net periodic benefit cost. Other comprehensive income (loss) is adjusted as these amounts are later recognized in the statement of operations as components of net periodic benefit cost.

The Company's policy for funded plans is to contribute, at a minimum, amounts required by applicable laws, regulations and union agreements. The Plan represents approximately 99% of the Company's defined benefit plan obligations and 100% of its plan assets. The Company made cash contributions to the Plan of $4 million for each of 2024 and 2023, and no contributions for 2022. The level of future contributions will vary and is dependent on a number of factors including investment returns, interest rate fluctuations, plan demographics, funding regulations and the results of the final actuarial valuation.

Additionally, pursuant to various collective bargaining agreements, certain union-represented employees participate in multiemployer pension plans.

The following table provides a reconciliation of benefit obligations and plan assets of the Company's pension plans and postretirement benefit plans (in millions):

	Pension		Postretirement	
	2024	**2023**	**2024**	**2023**
Change in Projected Benefit Obligations				
Benefit obligations at beginning of year	$ 137	$ 134	$ 1	$ 1
Interest cost	7	7	—	—
Plan settlements	(7)	—	—	—
Benefits paid	—	(7)	—	—
Actuarial (gain) loss	(4)	3	—	—
Benefit obligations at end of year	**$ 133**	**$ 137**	**$ 1**	**$ 1**
Change in Fair Value of Plan Assets				
Fair value of plan assets at beginning of year	$ 119	$ 113	$ —	$ —
Actual return on plan assets	2	9	—	—
Employer contribution	4	4	—	—
Plan settlements	(7)	—	—	—
Benefits paid	—	(7)	—	—
Fair value of plan assets at end of year	**$ 118**	**$ 119**	**$ —**	**$ —**
Funded Status	**$ (15)**	**$ (18)**	**$ (1)**	**$ (1)**
Accumulated benefit obligations	**$ 133**	**$ 137**		

	Pension		Postretirement	
	2024	**2023**	**2024**	**2023**
Amounts Recognized in Balance Sheet				
Other long-term liabilities	$ (15)	$ (18)	$ (1)	$ (1)
Net amount recognized	**$ (15)**	**$ (18)**	**$ (1)**	**$ (1)**
Amounts Recognized in Accumulated Other Comprehensive Loss				
Net actuarial (loss) gain	$ (18)	$ (19)	$ —	$ 1
Net amount recognized	**$ (18)**	**$ (19)**	**$ —**	**$ 1**
Weighted-Average Assumptions Used to Determine Projected Benefit Obligations				
Discount rate	5.5 %	5.1 %	5.5 %	5.1 %
Average rate of increase in compensation	— %	— %	— %	— %
Interest credit rate	3.8 %	3.8 %	— %	— %
Initial healthcare cost trend rate	N/A	N/A	6.9 %	6.1 %
Ultimate healthcare cost trend rate	N/A	N/A	4.0 %	4.0 %

The benefit obligations and fair value of plan assets for the Company's qualified and non-qualified pension and postretirement plans with projected benefit obligations or accumulated benefit obligations in excess of plan assets are as follows (in millions):

	Pension		Postretirement	
	2024	2023	2024	2023
Plans with Benefit Obligations in Excess of Plan Assets				
Projected benefit obligations	$ 133	$ 137	$ 1	$ 1
Accumulated benefit obligations	133	137	—	—
Fair value of plan assets	118	119	—	—

The following table sets forth the net periodic pension cost (benefit) (in millions):

	Years Ended December 31,		
	2024	2023	2022
Components of Net Periodic Pension Cost (Benefit)			
Interest cost	$ 7	$ 7	$ 5
Expected return on plan assets	(6)	(3)	(6)
Net amortization of actuarial net loss	1	1	—
Settlement loss	1	—	2
Net periodic pension cost (benefit)	$ 3	$ 5	$ 1
Weighted-Average Assumptions Used to Determine Net Periodic Pension Cost (Benefit)			
Discount rate	5.1 %	5.4 %	2.7 %
Expected return on assets	6.3 %	6.0 %	4.6 %
Average rate of increase in compensation	— %	— %	— %
Interest credit rate	3.8 %	3.8 %	3.8 %

The net periodic postretirement cost was immaterial in 2024, 2023 and 2022.

The discount rate reflects the rate the Company would have to pay to purchase high-quality investments that would provide cash sufficient to settle its current pension obligations. The discount rate is determined based on a range of factors, including the rates of return on high-quality, fixed-income corporate bonds and the related expected duration of the obligations. The discount rate for the Plan is based on the rate from the Mercer Pension Discount Curve-Above Mean Yield that is appropriate for the duration of the obligations. The discount rate used to measure the pension obligation at the end of the year is also used to measure pension cost in the following year.

The expected return on plan assets for the U.S. qualified plan is based on expected future investment returns considering the target investment mix of plan assets. It reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In determining the expected long-term rate of return on plan assets, the Company considers the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance.

There was no average rate of increase in compensation for 2024, 2023 or 2022 as there are no longer any employees in the Plan accruing benefits.

The ultimate healthcare cost trend rates for the postretirement benefit plans are expected to be reached in 2049.

Plan Assets

The Company has a long-term investment outlook for its Plan assets, which is consistent with the long-term nature of the Plan's respective liabilities.

The Plan currently has a target asset allocation of 25% equity, 65% fixed income, and 10% in real assets. The equity portion of the assets are invested in a diversified public equity fund, including domestic and international holdings, that is both actively and passively managed. The fixed income portion of the assets are primarily invested in passively managed government bonds, actively managed treasury bond portfolios, and actively managed intermediate duration corporate credit fund. Additionally, monies are invested in corporate credit, securitized bonds, emerging market debt and other opportunistic bonds that are both public and private. The real assets portion of the assets are in an actively managed fund which allocates to both public and private real estate, infrastructure, and natural resources. A modest amount of cash is maintained to facilitate payment of benefits and plan expenses.

The fair value measurements of most plan assets are based upon significant other observable inputs (Level 2), except for the high yield mutual fund and cash which are based upon quoted market prices in active markets for identical assets (Level 1). The following represents the Company's pension plan assets (in millions):

Asset Category	December 31, 2024	December 31, 2023
Cash	$ 7	$ 2
Equity Securities:		
U.S. Large Cap	17	13
U.S. Mid Cap	1	2
International Developed	6	12
International Emerging Markets	3	2
Fixed Income Securities:		
U.S. Treasuries	40	23
Corporate Bonds	17	38
Government Bonds	1	7
Municipal Bonds	—	2
Mortgage-Backed Securities	8	1
Asset-Backed Securities	1	2
Bank Loans	—	6
Preferreds	—	6
Other	17	3
Total fair value of pension plan assets	**$ 118**	**$ 119**

Estimated Future Benefit Payments

The following table presents estimated future benefit payments (in millions):

	Pension	Postretirement
2025	$ 9	$ —
2026	11	—
2027	12	—
2028	13	—
2029	14	—
2030-2034	70	—
	$ 129	**$ —**

Note 14—Stock-Based Compensation

On May 17, 2018, the Herc Holdings Inc. 2018 Omnibus Incentive Plan (the "2018 Omnibus Plan") was approved and provides for grants of both equity and cash awards, including non-qualified stock options, incentive stock options, stock appreciation rights, performance awards (shares and units), restricted awards (shares and units) and deferred stock units to key executives, employees, non-management directors and non-employee consultants. The total number of common shares authorized for issuance under the 2018 Omnibus Plan is 2,200,000, of which approximately 1,140,000 remains available as of December 31, 2024 for future incentive awards.

Stock-based compensation awards are measured on their grant date using a fair value method and are recognized in the statement of operations over the requisite service period. The Company's stock-based compensation expense is included in "Selling, general and administrative" expense in the Company's consolidated statements of operations.

The following table summarizes the expenses and associated income tax benefits recognized (in millions):

| | Years Ended December 31, | | |
	2024	2023	2022
Compensation expense	$ 17	$ 18	$ 27
Income tax benefit	(4)	(5)	(7)
Total	**$ 13**	**$ 13**	**$ 20**

As of December 31, 2024, there was $16 million of total unrecognized compensation cost related to non-vested restricted stock units ("RSUs") and performance stock units ("PSUs"). The total unrecognized compensation cost is expected to be recognized over the remaining 1.4 years, on a weighted average basis, of the requisite service period that began on the grant dates.

Stock Options

All stock options granted had a per-share exercise price of not less than the fair market value of one share of common stock on the grant date. Stock options vested based on a minimum period of service or the occurrence of events (such as a change in control, as defined in the 2018 Omnibus Plan). No stock options were exercisable after ten years from the grant date. There were no stock options granted during 2024, 2023 or 2022.

A summary of option activity is presented below.

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions of dollars)
Outstanding at December 31, 2023	**14,484**	**$ 64.96**		
Granted	—	—		
Exercised	(14,484)	64.96		
Forfeited or expired	—	—		
Outstanding at December 31, 2024	**—**	**$ —**		
Expected to Vest at December 31, 2024	—	$ —	—	$ —
Exercisable at December 31, 2024	**—**	**$ —**	**—**	**$ —**

Additional information pertaining to stock option activity is as follows (in millions):

| | Years Ended December 31, | | |
	2024	2023	2022
Aggregate intrinsic value of stock options exercised	$ 2	$ 7	$ 1
Cash received from the exercise of stock options	2	3	—
Tax benefit realized on exercise of stock options	—	2	—

Performance Stock Units

PSUs will vest based on the achievement of pre-determined performance goals over performance periods determined by the Company's Compensation Committee. Each of the units granted represent the right to receive one share of the Company's common stock on a specified future date. Compensation expense for PSUs is based on the grant date fair value and is recognized ratably over the approved vesting period. In addition to the service vesting condition, the PSUs have an additional vesting condition which stipulates the number of units to be awarded being based on the achievement of certain performance measures over the applicable measurement period and can range from 0% to 200% of the target.

A summary of the PSU activity is presented below.

	Units		Weighted Average Grant Date Fair Value
Nonvested at December 31, 2023	**188,758**	$	123.21
Granted	68,848		148.01
Vested	(153,169)		77.10
Performance change	70,509		77.10
Forfeited	(873)		129.16
Nonvested at December 31, 2024	**174,073**	$	154.89

The weighted average per share grant-date fair values of PSUs granted during 2024, 2023 and 2022 were $148.01, $155.80 and $164.43, respectively. The total fair value of PSUs that vested during 2024, 2023 and 2022 were $12 million, $13 million and $5 million, respectively.

Almost all PSUs granted in 2024, 2023 and 2022 include vesting conditions based on the achievement of the Company's return on invested capital ("ROIC") and average rental adjusted EBITDA performance measured over a three-year period starting from the year of grant.

Restricted Stock Units

RSUs granted under the 2018 Omnibus Plan will vest based on a minimum period of service or the occurrence of events (such as a change in control, as defined in the 2018 Omnibus Plan) specified by the Compensation Committee. Compensation expense for RSUs is based on the grant date fair value and is recognized ratably over the vesting period which generally ranges from one year to three years.

A summary of the RSU activity is presented below.

	Units		Weighted Average Grant Date Fair Value
Nonvested at December 31, 2023	**200,139**	$	123.82
Granted	108,138		152.88
Vested	(81,543)		125.03
Forfeited	(2,353)		150.68
Nonvested at December 31, 2024	**224,381**	$	137.10

The weighted average per share grant date fair values of RSUs granted during 2024, 2023 and 2022 were $152.88, $150.58 and $155.68, respectively. The total fair value of RSUs that vested during 2024, 2023 and 2022 was $10 million, $9 million and $9 million, respectively.

Note 15—Income Taxes

The components of income before income taxes for the periods were as follows (in millions):

	Years Ended December 31,		
	2024	**2023**	**2022**
Domestic	$ 302	$ 443	$ 426
Foreign	(11)	4	8
Income before income taxes	**$ 291**	**$ 447**	**$ 434**

The provision for income taxes consists of the following (in millions):

	Years Ended December 31,		
	2024	**2023**	**2022**
Current:			
Federal	$ 8	$ —	$ —
Foreign	4	4	5
State and local	9	7	15
Total current	**21**	**11**	**20**
Deferred:			
Federal	63	86	82
Foreign	(6)	(1)	—
State and local	2	4	2
Total deferred	**59**	**89**	**84**
Total income tax provision	**$ 80**	**$ 100**	**$ 104**

The principal items of the U.S. and foreign net deferred tax assets (liabilities) are as follows (in millions):

	December 31, 2024	December 31, 2023
Deferred tax assets:		
Employee benefit plans	$ 4	$ 6
Tax credit carryforwards	5	3
Right-of-use assets	230	185
Deferred interest	80	58
Accrued expenses	59	55
Net operating loss carryforwards	42	108
Total deferred tax assets	**420**	**415**
Less: valuation allowance	(5)	(2)
Total net deferred tax assets	**415**	**413**
Deferred tax liabilities:		
Lease liabilities	(218)	(179)
Prepaid expenses	(4)	(3)
Depreciation on tangible assets	(913)	(899)
Intangible assets	(80)	(75)
Total deferred tax liabilities	**(1,215)**	**(1,156)**
Net deferred tax liability	**$ (800)**	**$ (743)**

Management also records deferred tax assets for unutilized net operating loss carryforwards in various tax jurisdictions. As of December 31, 2024, a deferred tax asset of $26 million was recorded for unutilized federal net operating loss carryforwards ("NOL carryforwards"). The total federal NOL carryforwards are $136 million and have an indefinite carryforward period. State NOL carryforwards have generated a deferred tax asset of $16 million and expire over various years beginning in 2025.

As of December 31, 2024, deferred tax assets of $5 million were recorded for federal and various state tax credit carryforwards and expire in various years beginning in 2036.

In determining the valuation allowance, an assessment of positive and negative evidence was performed regarding realization of the net deferred tax assets in accordance with Topic 740. This assessment included the evaluation of scheduled reversals of deferred tax liabilities, the availability of carryforwards and estimates of projected future taxable income. Based on the assessment, as of December 31, 2024, total valuation allowances of $5 million were recorded against deferred tax assets. Although realization is not assured, the Company has concluded that it is more likely than not the remaining deferred tax assets of $415 million will be realized and as such no valuation allowance has been provided on these assets.

The income tax in the accompanying consolidated statements of operations differs from the income tax calculated by applying the statutory federal income tax rate to income before income taxes due to the following (in millions):

	Years Ended December 31,		
	2024	2023	2022
Income tax provision at statutory rate	$ 61	$ 93	$ 91
Increases (decreases) resulting from:			
Foreign taxes	—	5	—
State and local income taxes, net of federal income tax	9	10	14
Federal and foreign permanent items	2	(1)	(1)
Change in valuation allowance	—	(2)	—
Goodwill impairment[a]	14	—	—
Tax credits	(6)	(6)	(1)
All other items, net	—	1	1
Income tax provision	**$ 80**	**$ 100**	**$ 104**

(a) Relates to non-deductible goodwill impairment on Cinelease assets held for sale.

As a result of the Tax Cuts and Jobs Act of 2017, previously undistributed earnings from foreign subsidiaries are deemed to have been repatriated as of December 31, 2017 for federal income tax purposes. Beginning in 2018, companies are generally able to repatriate earnings from foreign subsidiaries with no U.S. federal income tax impact. As of December 31, 2024, the Company continues to assert that earnings from foreign operations are not permanently invested. The Company, as a matter of policy, looks to repatriate foreign earnings in a tax efficient manner. Many foreign jurisdictions impose taxes on distributions to other jurisdictions. Due to the variations and complexities of these laws, the Company believes it would be impractical to calculate and accrue these taxes beyond the normal earnings and profits standard for U.S. tax purposes.

As of December 31, 2024, the Company is maintaining the assertion that future earnings associated with the potential stock sale or liquidation of foreign subsidiaries are permanently reinvested. Accordingly, the Company has not recorded any deferred tax liabilities associated with these book-to-tax differences. The Company has analyzed the potential tax liability associated with these differences to be approximately $67 million.

The total cumulative amount of unrecognized tax benefits is $15 million and $12 million as of December 31, 2024 and 2023, respectively.

The Company files one or more income tax returns in the U.S. and non-U.S. jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities and open tax years span from 2014 to 2023. The Company is currently under audit for the 2014 through 2016 income tax years. Several U.S. state and non-U.S. jurisdictions are under audit. The IRS completed its audit of the Company's 2016 consolidated income tax return, in which Herc was included, and had no changes to the previously filed tax return. The Company is under audit for 2024 as part of the IRS Compliance Assurance Program. The Company does not expect any material assessments resulting from these audits.

The Organization for Economic Co-operation and Development (OECD) has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as "Pillar 2"), with certain aspects of Pillar 2 effective January 1, 2024 and other aspects effective January 1, 2025. While it is uncertain whether the U.S. will enact legislation to adopt Pillar 2, certain countries have adopted legislation, and other countries are in the process of introducing legislation to implement Pillar 2. We have evaluated the impact of Pillar 2 on our effective tax rate, our consolidated results of operation, financial position, and cash flows and have determined there is no impact to the Company in 2024.

Note 16—Accumulated Other Comprehensive Income (Loss)

The changes in the accumulated other comprehensive income (loss) balance by component (net of tax) are presented in the tables below (in millions):

	Pension and Other Post-Employment Benefits	Foreign Currency Items	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2023	$ (20)	$ (98)	$ (118)
Other comprehensive loss before reclassification	—	(25)	(25)
Amounts reclassified from accumulated other comprehensive loss	1	—	1
Net current period other comprehensive loss	1	(25)	(24)
Balance at December 31, 2024	$ (19)	$ (123)	$ (142)

	Pension and Other Post-Employment Benefits	Foreign Currency Items	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2022	$ (24)	$ (105)	$ (129)
Other comprehensive income before reclassification	3	7	10
Amounts reclassified from accumulated other comprehensive loss	1	—	1
Net current period other comprehensive income	4	7	11
Balance at December 31, 2023	$ (20)	$ (98)	$ (118)

Amounts reclassified from accumulated other comprehensive income (loss) to net income were as follows (in millions):

	Years Ended December 31,			
Pension and other postretirement benefit plans	**2024**	**2023**	**2022**	**Statement of Operations Caption**
Amortization of actuarial losses	$ 1	$ 1	$ —	Selling, general and administrative
Settlement loss	1	—	2	Selling, general and administrative
Total	**2**	**1**	**2**	
Tax provision	(1)	—	(1)	Income tax provision
Total reclassifications for the period	$ 1	$ 1	$ 1	

Note 17—Commitments and Contingencies

Legal Proceedings

The Company is subject to a number of claims and proceedings that generally arise in the ordinary conduct of its business. These matters include, but are not limited to, claims arising from the operation of rented equipment and workers' compensation claims. The Company does not believe that the liabilities arising from such ordinary course claims and proceedings will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

The Company has established reserves for matters where the Company believes the losses are probable and can be reasonably estimated. For matters where a reserve has not been established, the ultimate outcome or resolution cannot be predicted at this time, or the amount of ultimate loss, if any, cannot be reasonably estimated. Litigation is subject to many uncertainties and there can be no assurance as to the outcome of the individual litigated matters. It is possible that certain of the actions, claims, inquiries or proceedings, could be decided unfavorably to the Company or any of its subsidiaries involved. Accordingly, it is possible that an adverse outcome from such a proceeding could exceed the amount accrued in an amount that could be material to the Company's consolidated financial condition, results of operations or cash flows in any particular reporting period.

Off-Balance Sheet Commitments

Indemnification Obligations

In the ordinary course of business, the Company executes contracts involving indemnification obligations customary in the relevant industry and indemnifications specific to a transaction such as the sale of a business or assets or a financial transaction. These indemnification obligations might include claims relating to the following: accuracy of representations; compliance with covenants and agreements by the Company or third parties; environmental matters; intellectual property rights; governmental regulations; employment-related matters; customer, supplier and other commercial contractual relationships; condition of assets; and financial or other matters. Performance under these indemnification obligations would generally be triggered by a breach of terms of the contract or by a third-party claim. The Company regularly evaluates the probability of having to incur costs associated with these indemnification obligations and has accrued for expected losses that are probable and estimable. The types of indemnification obligations for which payments are possible include the following:

> *The Spin-Off*
>
> In connection with the Spin-Off, pursuant to the separation and distribution agreement (agreements and defined terms are discussed in Note 20, "Arrangements with New Hertz"), the Company has assumed the liability for, and control of, all pending and threatened legal matters related to its equipment rental business and related assets, as well as assumed or retained liabilities, and will indemnify New Hertz for any liability arising out of or resulting from such assumed legal matters. The separation and distribution agreement also provides for certain liabilities to be shared by the parties. The Company is responsible for a portion of these shared liabilities (typically 15%), as set forth in that agreement. New Hertz is responsible for managing the settlement or other disposition of such shared liabilities. Pursuant to the tax matters agreement, the Company has agreed to indemnify New Hertz for any resulting taxes and related losses if the Company takes or fails to take any action (or permits any of its affiliates to take or fail to take any action) that causes the Spin-Off and related transactions to be taxable, or if there is an acquisition of the equity securities or assets of the Company or of any member of the Company's group that causes the Spin-Off and related transactions to be taxable.

Note 18—Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or, if none exists, the most advantageous market, for the specific asset or liability at the measurement date (referred to as the "exit price"). Fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability, including consideration of nonperformance risk.

The Company assesses the inputs used to measure fair value using the three-tier hierarchy promulgated under U.S. GAAP. This hierarchy indicates the extent to which inputs used in measuring fair value are observable in the market.

Level 1: Inputs that reflect quoted prices for identical assets or liabilities in active markets that are observable.

Level 2: Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3: Inputs that are unobservable to the extent that observable inputs are not available for the asset or liability at the measurement date and include management's judgment about assumptions that market participants would use in pricing the asset or liability.

Under U.S. GAAP, entities are allowed to measure certain financial instruments and other items at fair value. The Company has not elected the fair value measurement option for any of its assets or liabilities that meet the criteria for this option. Irrespective of the fair value option previously described, U.S. GAAP requires certain financial and non-financial assets and liabilities of the Company to be measured on either a recurring basis or on a nonrecurring basis as shown in the sections that follow.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair value of cash, accounts receivable, accounts payable and accrued liabilities, to the extent the underlying liability will be settled in cash, approximates the carrying values because of the short-term nature of these instruments. The Company's assessment of goodwill and other intangible assets for impairment includes an assessment using various Level 2 (EBITDA multiples and discount rate) and Level 3 (forecasted cash flows) inputs. See Note 2, "Basis of Presentation and Significant Accounting Policies," for more information on the application of the use of fair value methodology.

Cash Equivalents

Cash equivalents primarily consist of money market accounts which are classified as Level 1 assets which the Company measures at fair value on a recurring basis. The Company measures the fair value of cash equivalents using a market approach based on quoted prices in active markets. The Company had $27 million and $31 million in cash equivalents at December 31, 2024 and 2023, respectively.

Debt Obligations

The fair values of the Company's ABL Credit Facility, AR Facility and finance lease liabilities approximated their book values as of December 31, 2024 and 2023. The fair value of the Company's 2027 Notes and 2029 Notes are estimated based on quoted market rates as well as borrowing rates currently available to the Company for loans with similar terms and average maturities (Level 2 inputs) (in millions).

	December 31, 2024		December 31, 2023	
	Nominal Unpaid Principal Balance	Aggregate Fair Value	Nominal Unpaid Principal Balance	Aggregate Fair Value
2027 Notes	$ 1,200	$ 1,182	$ 1,200	$ 1,180
2029 Notes	800	809	—	—
Notes	**$ 2,000**	**$ 1,991**	**$ 1,200**	**$ 1,180**

Note 19—Earnings Per Share

Basic earnings per share has been computed based upon the weighted average number of common shares outstanding. Diluted earnings per share has been computed based upon the weighted average number of common shares outstanding plus the effect of all potentially dilutive common stock equivalents, except when the effect would be anti-dilutive.

The following table sets forth the computation of basic and diluted earnings per share (in millions, except per share data).

	Years Ended December 31,		
	2024	2023	2022
Basic and diluted earnings per share:			
Numerator:			
Net income, basic and diluted	$ 211	$ 347	$ 330
Denominator:			
Basic weighted average common shares	28.4	28.5	29.6
Stock options, RSUs and PSUs	0.1	0.2	0.6
Weighted average shares used to calculate diluted earnings per share	28.5	28.7	30.2
Earnings per share:			
Basic	$ 7.43	$ 12.18	$ 11.15
Diluted	$ 7.40	$ 12.09	$ 10.92
Antidilutive stock options, RSUs and PSUs	—	0.1	0.1

Note 20—Arrangements with New Hertz

On June 30, 2016, the Company, in its previous form as the holding company of both the existing equipment rental operations as well as the former vehicle rental operations (in its form prior to the Spin-Off, "Hertz Holdings"), completed a spin-off (the "Spin-Off") of its global vehicle rental business through a dividend to stockholders of all of the issued and outstanding common stock of Hertz Rental Car Holding Company, Inc., which was re-named Hertz Global Holdings, Inc. ("New Hertz") in connection with the Spin-Off. New Hertz is an independent public company and continues to operate its global vehicle rental business through its operating subsidiaries including The Hertz Corporation ("THC").

In connection with the Spin-Off, the Company entered into a separation and distribution agreement (the "Separation Agreement") with New Hertz. In connection therewith, the Company also entered into various other ancillary agreements with New Hertz to effect the Spin-Off and provide a framework for its relationship with New Hertz. The following summarizes some of the most significant agreements and relationships that Herc Holdings continues to have with New Hertz.

Separation and Distribution Agreement

The Separation Agreement sets forth the Company's agreements with New Hertz regarding the principal actions taken in connection with the Spin-Off. It also sets forth other agreements that govern aspects of the Company's relationship with New Hertz following the Spin-Off including (i) the manner in which legal matters and claims are allocated and certain liabilities are shared between the Company and New Hertz; (ii) other matters including transfers of assets and liabilities, treatment or termination of intercompany arrangements and releases of certain claims between the parties and their affiliates; (iii) mutual indemnification clauses; and (iv) allocation of Spin-Off expenses between the parties. There have been no material claims or expenses incurred with respect to these agreements in any of the periods presented.

Tax Matters Agreement

The Company entered into a tax matters agreement with New Hertz that governs the parties' rights, responsibilities and obligations after the Spin-Off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns.

Note 21—Segment Information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance. The Company's Chief Operating Decision Maker ("CODM") has been identified as its chief executive officer ("CEO").

The Company considered guidance in ASC Topic 280, *Segment Reporting*, and used the management approach in determining its reportable segments. The Company has determined that it has two operating segments that are aggregated into one reportable segment: equipment rental.

The equipment rental segment derives revenues from customers by renting equipment from the Company's fleet, which includes aerial, earthmoving, material handling, trucks and trailers, air compressors, compaction, lighting, trench shoring, and studio and production equipment. The Company's broad portfolio of equipment for rent is fungible and can be deployed throughout the geographies where the Company does business.

Performance and resource allocation, particularly the amount and timing of new equipment purchases, are evaluated by the CODM using net income. Net income is also used when determining other capital allocation priorities such as completing acquisitions, paying dividends or repurchasing Company shares. Net income of the equipment rental segment is reported on the consolidated statement of operations as consolidated net income. Additionally, the measures of segment assets are reported on the consolidated balance sheet as total consolidated assets and rental equipment, which is also disclosed in Note 4, "Rental Equipment."

There are no significant segment expenses other than those presented on the consolidated statement of operations and the Company does not have intra-entity sales.

The Company generates substantially all of its equipment rental revenue in North America. For each of the last three fiscal years, revenues from external customers attributed to the U.S. and all foreign countries (primarily Canada) in total are set forth below:

	Years Ended December 31,		
	2024	**2023**	**2022**
United States	$ 3,314	$ 3,019	$ 2,499
International	254	263	241
Total revenue	**$ 3,568**	**$ 3,282**	**$ 2,740**

Geographic information for long-lived assets, which consist primarily of rental equipment and property and equipment, was as follows (in millions):

	December 31, 2024	December 31, 2023
Total assets		
United States	$ 7,375	$ 6,531
International	502	530
Total	**$ 7,877**	**$ 7,061**
Rental equipment, net		
United States	$ 3,962	$ 3,546
International	263	285
Total	**$ 4,225**	**$ 3,831**
Property and equipment, net		
United States	$ 525	$ 436
International	29	29
Total	**$ 554**	**$ 465**

VALUATION AND QUALIFYING ACCOUNTS

HERC HOLDINGS INC. AND SUBSIDIARIES

(In millions)

	Beginning Balance	Provisions	Translation Adjustments	Deductions	Ending Balance
Receivables allowances:					
Year to date December 31, 2024	$ 20	$ 70	$ —	$ (68)	$ 22
Year to date December 31, 2023	18	65	—	(63)	20
Year to date December 31, 2022	14	52	—	(48)	18
Tax valuation allowances:					
Year to date December 31, 2024	$ 2	$ 3	$ —	$ —	$ 5
Year to date December 31, 2023	4	1	—	(3)	2
Year to date December 31, 2022	3	1	—	—	4

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our senior management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears in Part II, Item 8 of this Report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Departure of Director

On February 11, 2025, Lorin Crenshaw informed the Board of Directors of the Company of his intent not to stand for re-election to the Board of Directors at the 2025 annual meeting of stockholders.

Insider Trading Arrangements

On November 8, 2024, W. Mark Humphrey, our Chief Financial Officer, adopted a trading plan intended to satisfy Rule 10b5-1(c) under the Exchange Act (the "Trading Plan"). The Trading Plan provides for the potential sale of (1) up to 852 shares of Herc Holdings Inc. common stock and (2) additional net shares acquired through vesting of restricted stock units and performance stock units between February 6, 2025 and March 13, 2025 may be sold so long as the market price of the Herc Holdings Inc. common stock satisfies certain threshold prices specified in the Trading Plan. The Trading Plan will expire on October 31, 2025, subject to early termination for certain specified events set forth in the Trading Plan.

ITEM 9C. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding our executive officers is included in Part I under the caption "Executive Officers of the Registrant." Our Insider Trading Policy establishes the policies and procedures governing the purchase, sale, and/or other disposition of our securities, including derivative securities, by directors, officers, and employees. We believe our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and applicable listing standards. A copy of the Company's Insider Trading Policy are filed as Exhibit 19.1 to this Annual Report on Form 10-K.

The other information required by this item is incorporated herein by reference to the information contained under the headings "Proposal 1. Election of Directors", "Delinquent Section 16(a) Reports" and "Corporate Governance" in our Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the applicable information in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table summarizes the securities authorized for issuance pursuant to our equity compensation plans as of December 31, 2024:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights [1]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) [2]
	(a)	(b)	(c)
Equity compensation plans approved by security holders	398,454	$ —	1,140,326
Equity compensation plans not approved by security holders	—	—	—
Total	**398,454**		**1,140,326**

(1) The Company has no outstanding stock options as of December 31, 2024. The remaining securities under this plan as of December 31, 2024 are restricted stock units and performance stock units, which have no exercise price.

(2) All of the securities remaining available for future issuance are available under our 2018 Omnibus Incentive Plan.

Security Ownership of Certain Beneficial Owners and Management

Other information required by this Item is incorporated by reference to the applicable information in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the applicable information in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the applicable information in the Proxy Statement.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) Documents filed as part of this Report

(1) Consolidated financial statements:

Report of Independent Registered Public Accounting Firm (PCAOB ID 238)

Herc Holdings Inc. and Subsidiaries Consolidated Balance Sheets at December 31, 2024 and 2023

Herc Holdings Inc. and Subsidiaries Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022

Herc Holdings Inc. and Subsidiaries Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022

Herc Holdings Inc. and Subsidiaries Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023 and 2022

Herc Holdings Inc. and Subsidiaries Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022

Notes to Consolidated Financial Statements

(2) Schedule to the financial statements

Schedule II Valuation and Qualifying Accounts

(3) Exhibits

Exhibit Number	Description
2.1***	Separation and Distribution Agreement, dated June 30, 2016, by and between Herc Holdings and Hertz Global Holdings, Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139), as filed on July 6, 2016).
3.1.1	Amended and Restated Certificate of Incorporation of Herc Holdings (Incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K of Hertz Global Holdings, Inc. (File No. 001-33139), as filed on March 30, 2007).
3.1.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Herc Holdings, effective as of May 14, 2014 (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Hertz Global Holdings, Inc. (File No. 001-33139), as filed on May 14, 2014).
3.1.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Herc Holdings, dated June 30, 2016 (reflecting the registrant's name change to "Herc Holdings Inc.") (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139), as filed on July 6, 2016).
3.1.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Herc Holdings, dated June 30, 2016 (Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139), as filed on July 6, 2016).
3.2	Amended and Restated By-Laws of Herc Holdings, effective May 11, 2023 (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139), as filed on May 15, 2023).
4.1	Indenture (including the form of Notes), dated as of July 9, 2019, among Herc Holdings Inc., the guarantors party thereto, and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K for Herc Holdings, Inc. (File No. 001-33139), as filed on July 9, 2019).
4.2	Description of Securities of Registrant. (Incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K of Herc Holdings (File No. 001-33139) as filed on February 27, 2020).
4.3	Indenture (including the form of Notes), dated as of June 7, 2024, among Herc Holdings Inc., the guarantors party thereto, and Truist Bank. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K for Herc Holdings, Inc. (File No. 001-33139), as filed on June 7, 2024).
10.1	ABL Credit Agreement, dated as of July 31, 2019, among Herc Holdings Inc., Herc Rentals Inc., Matthews Equipment Limited, certain other subsidiaries of Herc Holdings Inc., Bank of America, N.A., as agent, swingline lender and letter of credit issuer, Bank of America, N.A., JPMorgan Chase Bank N.A., Capital One, National Association, Wells Fargo Bank, National Association Bank of Montreal, Credit Agricole Corporate and Investment Bank, Goldman Sachs Bank USA, ING Capital LLC, MUFG Union Bank, N.A. and TD Bank, N.A., and the other financial institutions party thereto from time to time (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139), as filed on July 31, 2019).

10.1.1	Amendment No. 1 to ABL Credit Facility, dated July 5, 2022, by and among Bank of America, N.A., a national banking association, as agent, the financial institutions from time to time parties thereto, and Herc Holdings, Inc., Matthews Equipment Limited, and certain subsidiaries of Herc Holdings Inc. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139), as filed on July 8, 2022).
10.1.2	Amendment No. 2 to ABL Credit Facility, dated April 11, 2024, by and among Bank of America, N.A., a national banking association, as agent, the financial institutions from time to time parties thereto, and Herc Holdings, Inc., Matthews Equipment Limited, and certain subsidiaries of Herc Holdings Inc. (Incorporated by reference to Exhibit 10.1 to the Quarter Report on Form 10-Q of Herc Holdings Inc. (File No. 001-33139), as filed on April 23, 2024).
10.2	U.S. Guarantee and Collateral Agreement, dated July 31, 2019, made by Herc Holdings Inc. and certain of its subsidiaries from time to time made in favor of Bank of America, N.A., as agent (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139), as filed on July 31, 2019).
10.3	Canadian Guarantee and Collateral Agreement, dated July 31, 2019, made by Herc Holdings Inc. and certain of its subsidiaries from time to time made in favor of Bank of America, N.A., as agent (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139), as filed on July 31, 2019).
10.4	Transition Services Agreement, dated June 30, 2016, by and between Hertz Global Holdings, Inc. and Herc Holdings Inc. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139), as filed on July 6, 2016).
10.5	Tax Matters Agreement, dated June 30, 2016, among Herc Holdings Inc., The Hertz Corporation, Herc Rentals Inc. and Hertz Global Holdings, Inc. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139), as filed on July 6, 2016).
10.6	Employee Matters Agreement, dated June 30, 2016, by and between Hertz Global Holdings, Inc. and Herc Holdings Inc. (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139), as filed on July 6, 2016).
10.7	Intellectual Property Agreement, dated June 30, 2016, among The Hertz Corporation, Hertz System, Inc. and Herc Rentals Inc. (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139), as filed on July 6, 2016).
10.8♦	Form of Change in Control Severance Agreement for Executive Officers and Certain Key Employees (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139), as filed on December 3, 2020.
10.9	Receivables Financing Agreement, dated as of September 17, 2018, among Herc Receivables U.S. LLC, Herc Rentals Inc., the Lenders and Managing Agents from time to time party thereto and Credit Agricole Corporate and Investment Bank, as Administrative Agent (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139) as filed on September 21, 2018).
10.9.1	Amendment No. 1 to Receivables Financing Agreement among Herc Receivables U.S. LLC, the Additional Canadian Borrower to the Extent Added As A Party Thereto, Herc Rentals, Inc., the Lenders and Managing Agents from time to time party thereto, and Credit Agricole Corporate and Investment Bank, as Administrative Agent (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139) as filed on September 1, 2020).
10.9.2	Amendment No. 2 to Receivables Financing Agreement among Herc Receivables U.S. LLC, the Additional Canadian Borrower to the Extent Added As A Party Thereto, Herc Rentals, Inc., the Lenders and Managing Agents from time to time party thereto, and Credit Agricole Corporate and Investment Bank, as Administrative Agent (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139) as filed on August 31, 2021).
10.9.3	Amendment No. 3 to Receivables Financing Agreement, dated as of August 26, 2022, among Herc Receivables U.S. LLC, and The Additional Canadian Borrower To The Extent Added As A Party Thereto, as co-borrowers, Herc Rentals, Inc., individually and as initial servicer and as performance guarantor, the Lenders and Managing Agents, from time to time party thereto, and Credit Agricole Corporate and Investment Bank, as Administrative Agent (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139) as filed on August 31, 2022).
10.9.4	Amendment No. 4 to Receivables Financing Agreement, dated as of August 31, 2023, among Herc Receivables U.S. LLC, and The Additional Canadian Borrower To The Extent Added As A Party Thereto, as co-borrowers, Herc Rentals, Inc., individually and as initial servicer and as performance guarantor, the Lenders and Managing Agents, from time to time party thereto, and Credit Agricole Corporate and Investment Bank, as Administrative Agent (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139) as filed on September 6, 2023).
10.9.5	Amendment No. 5 to Receivables Financing Agreement, dated as of September 4, 2024, among Herc Receivables U.S. LLC, and The Additional Canadian Borrower To The Extent Added As A Party Thereto, as co-borrowers, Herc Rentals, Inc., individually and as initial servicer and as performance guarantor, the Lenders and Managing Agents, from time to time party thereto, and Credit Agricole Corporate and Investment Bank, as Administrative Agent (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139) as filed on September 4, 2024).
10.10	Purchase and Contribution Agreement, dated as of September 17, 2018, among Herc Rentals Inc., as a Seller and Collection Agent, Cinelease, Inc. as a Seller, and Herc Receivables U.S. LLC, as Purchaser. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Herc Holdings (File No. 001-33139) as filed on September 21, 2018).
10.10.1	Amendment No. 1 to Purchase and Contribution Agreement, dated as of August 31, 2023, among Herc Rentals Inc., as the Seller, Cinelease, Inc. as the removed Seller, Herc Receivables U.S. LLC, as Purchaser, and Herc Rentals Inc., as the Collection Agent. (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Herc Holdings (File No. 001-33139) as filed on October 24, 2023).
10.11.1♦	Offer Letter, dated as of May 18, 2015, by and between Herc Holdings and Lawrence H. Silber (Incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K of Hertz Global Holdings, Inc. (File No. 001-33139), as filed on May 25, 2016).

10.11.2♦	Offer Letter, dated as of August 13, 2014, by and between Herc Holdings and Christian J. Cunningham (Incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K of Hertz Global Holdings, Inc. (File No. 001-33139), as filed on May 25, 2016).
10.11.3♦	Offer Letter, dated August 18, 2017, by and between Herc Holdings and Tamir Peres (Incorporated by reference to Exhibit 10.1 to the Quarter Report on Form 10-Q of Herc Holdings Inc. (File No. 001-33139), as filed on August 1, 2019).
10.11.4♦	Offer Letter, dated December 23, 2019, by and between Herc Holdings and Aaron Birnbaum. (Incorporated by reference to Exhibit 10.11.5 to the Annual Report on Form 10-K of Herc Holdings (File No. 001-33139) as filed on February 18, 2021).
10.11.5♦	Offer Letter, dated as of March 7, 2023, by and between Herc Holdings and William Mark Humphrey. (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Herc Holdings Inc. (File No. 001-33139), as filed on April 20, 2023).
10.12.1	Amended and Restated Herc Holdings Inc. Employee Stock Purchase Plan, effective May 17, 2018 (Incorporated by reference to Annex B to the Definitive Proxy Statement on Schedule 14A of Herc Holdings Inc. (File No. 001-33139), as filed on April 2, 2018).
10.12.2	Herc Holdings Inc. Employee Stock Purchase Plan International Sub-plan (as amended and restated, effective January 1, 2017). (Incorporated by reference to Exhibit 10.16.2 to the Annual Report on Form 10-K of Herc Holdings Inc. (File No. 001-33139), as filed on March 15, 2017).
10.13.1♦	Herc Holdings Inc. 2018 Omnibus Incentive Plan, effective May 17, 2018 (Incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A of Herc Holdings Inc. (File No. 001-33139), as filed on April 2, 2018.)
10.13.2	First Amendment to the Herc Holdings Inc. 2018 Omnibus Incentive Plan, effective December 3, 2020. (Incorporated by reference to Exhibit 10.14.2 to the Annual Report on Form 10-K of Herc Holdings Inc. (File No. 001-33139), as filed on February 18, 2021).
10.13.3♦	Form of Executive Officer Restricted Stock Unit Agreement (Incorporated by reference to Exhibit 10.14.3 to the Annual Report on Form 10-K of Herc Holdings Inc. (File No. 001-33139), as filed on February 13, 2024).
10.13.4♦	Form of Executive Officer Performance Stock Unit Agreement (Incorporated by reference to Exhibit 10.14.4 to the Annual Report on Form 10-K of Herc Holdings Inc. (File No. 001-33139), as filed on February 13, 2024).
10.13.5♦	Form of Director Restricted Stock Unit Agreement. (Incorporated by reference to Exhibit 10.14.5 to the Annual Report on Form 10-K of Herc Holdings (File No. 001-33139), as filed on February 18, 2021).
10.14♦	Herc Holdings Inc. Supplemental Income Savings Plan, effective as of June 30, 2016. (Incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of Herc Holdings (File No. 001-33139) as filed on February 27, 2020).
10.15♦	Herc Holdings Inc. Senior Executive Bonus Plan (as amended and restated, effective June 30, 2016). (Incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K of Herc Holdings Inc. (File No. 001-33139), as filed on March 15, 2017).
10.16	Form of Director Indemnification Agreement (Incorporated by reference to Exhibit 10.51 to the Quarterly Report on Form 10-Q of Hertz Global Holdings, Inc. (File No. 001-33139), as filed on August 6, 2010).
19.1*	Herc Holdings Inc. Insider Trading Policy, dated December 5, 2024.
21.1*	Subsidiaries of Herc Holdings Inc.
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
32.1**	18 U.S.C. Section 1350 Certifications of the Chief Executive Officer and the Chief Financial Officer
97.1♦	Executive Incentive Recovery Policy, effective November 30, 2023. (Incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K of Herc Holdings Inc. (File No. 001-33139), as filed on February 13, 2024).
101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	iXBRL Taxonomy Extension Schema Document
101.CAL*	iXBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	iXBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	iXBRL Taxonomy Extension Label Linkbase Document
101.PRE*	iXBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
***	Omitted schedules will be furnished supplementally to the SEC upon request.
♦	Indicates management contracts and compensatory agreements.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

HERC HOLDINGS INC. AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<table>
<tr><td></td><td>HERC HOLDINGS INC.
(Registrant)</td></tr>
<tr><td>By:</td><td>/s/ MARK HUMPHREY</td></tr>
<tr><td>Name:</td><td>Mark Humphrey</td></tr>
<tr><td>Title:</td><td>*Senior Vice President and Chief Financial Officer*</td></tr>
</table>

Date: February 13, 2025   (On behalf of the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of February 13, 2025:

Signature	Title
/s/ LAWRENCE H. SILBER Lawrence H. Silber	*President and Chief Executive Officer, Director* (Principal Executive Officer)
/s/ MARK HUMPHREY Mark Humphrey	*Senior Vice President and Chief Financial Officer* (Principal Financial Officer)
/s/ MARK A. SCHUMACHER Mark A. Schumacher	*Vice President, Chief Accounting Officer* (Principal Accounting Officer)
/s/ PATRICK D. CAMPBELL Patrick D. Campbell	*Non-Executive Chairman of the Board*
/s/ JAMES H. BROWNING James H. Browning	*Director*
/s/ SHARI L. BURGESS Shari L. Burgess	*Director*
/s/ LORIN CRENSHAW Lorin Crenshaw	*Director*
/s/ JEAN K. HOLLEY Jean K. Holley	*Director*
/s/ MICHAEL A. KELLY Michael A. Kelly	*Director*
/s/ RAKESH SACHDEV Rakesh Sachdev	*Director*

HERC HOLDINGS INC. AND SUBSIDIARIES
SUPPLEMENTAL INFORMATION

HERC HOLDINGS INC. AND SUBSIDIARIES
SUPPLEMENTAL SCHEDULES
EBITDA AND ADJUSTED EBITDA RECONCILIATIONS
Unaudited
(In millions)

EBITDA and adjusted EBITDA **-** EBITDA represents the sum of net income (loss), provision (benefit) for income taxes, interest expense, net, depreciation of rental equipment and non-rental depreciation and amortization. Adjusted EBITDA represents EBITDA plus the sum of transaction related costs, restructuring and restructuring related charges, spin-off costs, non-cash stock-based compensation charges, loss on extinguishment of debt (which is included in interest expense, net), impairment charges, gain (loss) on the disposal of a business and certain other items. EBITDA and adjusted EBITDA do not purport to be alternatives to net income as an indicator of operating performance. Additionally, neither measure purports to be an alternative to cash flows from operating activities as a measure of liquidity, as they do not consider certain cash requirements such as interest payments and tax payments.

Adjusted EBITDA Margin - Adjusted EBITDA Margin, calculated by dividing Adjusted EBITDA by Total Revenues, is a commonly used profitability ratio.

	Years Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
Net income	$ 211	$ 347	$ 330	$ 224	$ 74
Income tax provision	80	100	104	67	20
Interest expense, net	260	224	122	86	93
Depreciation of rental equipment	679	643	536	420	403
Non-rental depreciation and amortization	127	112	95	68	63
EBITDA	**1,357**	**1,426**	**1,187**	**865**	**653**
Restructuring	—	—	—	—	1
Non-cash stock-based compensation charges	17	18	27	23	16
Impairment	—	—	3	3	15
Transaction related costs	11	8	7	4	—
Loss on assets held for sale / disposal of business	194	—	—	—	3
Other[(1)]	4	—	3	—	1
Adjusted EBITDA	**$ 1,583**	**$ 1,452**	**$ 1,227**	**$ 895**	**$ 689**
Total revenues	$ 3,568	$ 3,282	$ 2,740	$ 2,073	$ 1,780
Adjusted EBITDA	$ 1,583	$ 1,452	$ 1,227	$ 895	$ 689
Adjusted EBITDA margin	**44.4 %**	**44.2 %**	**44.8 %**	**43.2 %**	**38.7 %**

(1) Other consists of restructuring charges, spin-off costs, and pension settlement costs.

Board of Directors

Patrick D. Campbell, Chairman
Retired Senior Vice President
and Chief Financial Officer,
3M Company

James H. Browning
Retired Partner,
KPMG LLP

Shari L. Burgess
Retired Vice President and Treasurer,
Lear Corporation

Lorin Crenshaw
Former Chief Financial Officer,
Compass Minerals International, Inc.

Jean K. Holley
Retired Senior Vice President
and Chief Information Officer,
Brambles Limited

Michael A. Kelly
Retired Executive Vice President,
Electronics and Energy Business,
3M Company

Rakesh Sachdev
Retired Chief Executive Officer,
Platform Specialty Products
Corporation

Lawrence H. Silber
President and
Chief Executive Officer,
Herc Holdings Inc.

Executive Officers

Lawrence H. Silber
President and
Chief Executive Officer

Aaron D. Birnbaum
Senior Vice President and
Chief Operating Officer

Christian J. Cunningham
Senior Vice President and
Chief Human Resources Officer

W. Mark Humphrey
Senior Vice President and
Chief Financial Officer

Tamir Peres
Senior Vice President and
Chief Information Officer

S. Wade Sheek
Senior Vice President,
Chief Legal Officer and Secretary

As of March 28, 2025

Investor Information

Herc Holdings Inc. Stock Listing

HRI LISTED **NYSE** — Herc Holdings Inc. common stock began trading on the New York Stock Exchange under the symbol "HRI" on July 1, 2016.

The common stock is included in the Russell 3000 Index®.

2025 Annual Meeting
Thursday, May 15, 2025,
at 9:00 am Eastern Time

Herc Rentals Inc.
Auditorium
27500 Riverview Center Blvd.
Bonita Springs, FL 34134

Registrar and Stock Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006

Toll free (877) 373-6374
Outside of the U.S. (781) 575-4238

www.computershare.com

Independent Auditors
PricewaterhouseCoopers LLP
4040 West Boy Scout Blvd,
Suite 1000
Tampa, FL 33607

(813) 348-7000

Corporate Contact

Leslie Hunziker
Senior Vice President,
Investor Relations, Communications
and Sustainability

(239) 301-1675
leslie.hunziker@hercrentals.com

For investor information available free of charge, including our Form 10-K, our quarterly earnings releases and our other Securities Exchange Act reports, please visit our website:
http://ir.hercrentals.com



HercRentals.com     **NYSE: HRI**





MQ POWER
Herc
HercRentals
888-777-2700

Herc Holdings Inc.
27500 Riverview Center Blvd.
Bonita Springs, FL 34134

HercRentals.com **NYSE: HRI**











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